Filed pursuant to Rule 424(b)(3)
Sec. No. 333-129744

PROSPECTUS

14,831,798 shares of common stock

NOVELOS THERAPEUTICS, INC.

This prospectus relates to the resale, from time to time, of up to 14,831,798 shares of our common stock by the stockholders referred to throughout this prospectus as ‘‘selling stockholders.’’ 6,608,852 shares of our common stock offered in this prospectus are currently outstanding, 3,393,938 shares of our common stock are issuable upon conversion of the Series A preferred stock and 4,829,008 shares of our common stock are issuable upon exercise of warrants.

The selling stockholders will receive all of the proceeds from the sales made under this prospectus. Accordingly, we will receive no part of the proceeds from sales made under this prospectus. We are paying the expenses incurred in registering the shares, but all selling and other expenses incurred by the selling stockholders will be borne by the selling stockholders.

Our common stock is quoted on the OTC Electronic Bulletin Board of the National Association of Securities Dealers, Inc. under the symbol ‘‘NVLT.OB.’’ On December 12, 2005, the last reported sale price of our common stock on the OTC Electronic Bulletin Board was $2.55 per share.

Investing in our common stock involves a high degree of risk.
See risk factors beginning on page 4 of this prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is December 15, 2005

TABLE OF CONTENTS

Page

PROSPECTUS SUMMARY	1
RISK FACTORS	4
FORWARD LOOKING STATEMENTS	14
USE OF PROCEEDS	14
MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS	15
MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION	16
BUSINESS	21
MANAGEMENT	31
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	37
SELLING STOCKHOLDERS	39
DESCRIPTION OF SECURITIES	47
PLAN OF DISTRIBUTION	49
DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES	50
WHERE YOU CAN FIND MORE INFORMATION	50
LEGAL MATTERS	51
EXPERTS	51
INDEX TO FINANCIAL STATEMENTS	F-1
PART II. INFORMATION NOT REQUIRED IN PROSPECTUS	II-1
SIGNATURES	II-5

No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained in this prospectus in connection with the offer contained in this prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by us.

Neither the delivery of this prospectus nor any sale made hereunder shall under any circumstances create an implication that there has been no change in our affairs since the date hereof. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy securities other than those specifically offered hereby or of any securities offered hereby in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. The information contained in this prospectus speaks only as of the date of this prospectus unless the information specifically indicates that another date applies.

This prospectus has been prepared based on information provided by us and by other sources that we believe are reliable. This prospectus summarizes certain documents and other information in a manner we believe to be accurate, but we refer you to the actual documents, if any, for a more complete understanding of what we discuss in this prospectus. In making a decision to invest in the common stock, you must rely on your own examination of us and the terms of the offering and the common stock, including the merits and risks involved.

We are not making any representation to you regarding the legality of an investment in our common stock under any legal investment or similar laws or regulations. You should not consider any information in this prospectus to be legal, business, tax or other advice. You should consult your own attorney, business advisor and tax advisor for legal, business and tax advice regarding an investment in our common stock.

PROSPECTUS SUMMARY

The following summary highlights certain material aspects of the offering for resale of common stock by the selling stockholders covered by this prospectus but may not contain all of the information that is important to you. You should read this summary together with the more detailed information regarding our company, our common stock and our financial statements and notes to those statements appearing elsewhere in this prospectus, including the ‘‘RISK FACTORS’’ beginning on page 4.

Business

We were incorporated in June 1996 as AVAM International, Inc. In October 1998, Novelos Therapeutics, Inc., a newly incorporated entity, merged into AVAM, and the name of AVAM was changed to Novelos Therapeutics, Inc. In June 2005, we merged with Common Horizons, Inc., a Nevada corporation, and the surviving company was Novelos Therapeutics, Inc.

We are a development stage biotechnology company commercializing two promising oxidized glutathione-based compounds, NOV-002 and NOV-205. We believe these compounds could have clinical value in the treatment of a number of cancers and both hepatitis B and C. Both compounds have completed clinical trials in humans and have been approved for use in the Russian Federation where they were developed. NOV-002, marketed in Russia by ZAO BAM, a company controlled by one of our directors, Mark Balazovsky, under the trade name GLUTOXIM®, has been administered to over 5,000 patients, demonstrating clinical efficacy and excellent safety. For more information regarding ZAO BAM, see the section entitled, ‘‘Certain Relationships and Related Transactions.’’ The U.S.-based Phase 1/2 clinical study of NOV-002 in combination with chemotherapy for lung cancer has been completed, with what we believe to be, positive results. The FDA advised us in December 2005 that they agreed with us that advancing NOV-002 into a single pivotal Phase 3 study in advanced non-small cell lung cancer, in combination with first-line chemotherapy, is warranted. We will seek to finalize the pivotal Phase 3 study design under a Special Protocol Assessment during the first half of 2006. The primary endpoint of this study will be overall, rather than one year, survival and we expect enrollment to begin in the third quarter of 2006. We expect to file an Investigational New Drug Application with the FDA for NOV-205 as a mono-therapy for hepatitis C by year-end 2005 and initiate a U.S.-based Phase 1/2 clinical study in early 2006.

NOV-002, our lead compound, is being developed to treat non-small cell lung cancer. NOV-002 is designed to act as a chemoprotectant and an immunomodulator. In a 1996 to 1998 Russian study, NOV-002 increased the one-year survival rate from 17% to 63% when used in combination with chemotherapy. This result represents an 80% improvement over the U.S. survival rate of 35% that results from the current standard of care. A U.S.-based Phase 1/2 clinical study of NOV-002 has been completed in which treated patients demonstrated improved objective tumor response (defined as greater than 50% tumor shrinkage) and higher tolerance of chemotherapy versus the control group. NOV-002 was well tolerated, thus adding to the compound’s already extensive safety data base.

We are also developing NOV-002 to treat ovarian cancer. In a 1998 Russian study, NOV-002 sensitized previously platinum-resistant ovarian cancer patients to chemotherapy. In combination with NOV-002, 80% of the women responded favorably to the same chemotherapy that had failed previously.

We are also developing NOV-002 for the treatment of acute radiation injury. Animal models have shown that NOV-002 may provide a significant survival advantage if administered following a catastrophic radiation exposure from, for example, a nuclear weapon, a dirty bomb or an accident at a nuclear power plant.

We are developing NOV-205 to treat chronic hepatitis C in the U.S. NOV-205 is designed to act as a hepatoprotective agent with immunomodulating and antiviral activity. In Russian clinical studies completed in 1999, NOV-205 has been shown to greatly reduce or eliminate viral loads and to vastly improve liver function.

Recent Private Placements

Private Placements of Units

Certain selling stockholders are offering up to 6,727,200 shares of our common stock, of which 2,727,200 are issuable upon exercise of our outstanding three year common stock purchase warrants having an exercise price of $1.65 per share, that were sold in private placements completed on May 27, 2005, June 29, 2005, July 29, 2005 and August 9, 2005. Certain selling stockholders are also offering up to 125,000 shares of our common stock and 412,112 shares of common stock that are issuable upon exercise of similar five-year common stock purchase warrants issued as finders’ fees and placement agent fees in these private placement transactions.

We received gross proceeds of $4,450,000 and net proceeds of $3,819,000 (after deducting finders’ fees, placement agents fees and transaction costs) from these private placements.

Private Placement of Series A Preferred Stock

Certain selling stockholders are offering up to 4,363,634 shares of our common stock of which 3,393,938 are issuable upon conversion of our outstanding Series A preferred stock and 969,696 are issuable upon exercise of our outstanding five-year common stock purchase warrants having an exercise price of $2.00 per share, that were sold in our private placement transactions completed on September 30, 2005 and October 3, 2005. We agreed to register 175% of the 1,939,393 shares of common stock issuable upon conversion of the Series A preferred stock sold to certain selling stockholders pursuant to the relevant subscription agreements to cover any increase in the number of shares of our common stock, if any, as a result of certain anti-dilution provisions of the preferred stock.

We received gross proceeds of $3,200,000 and net proceeds of $2,864,000 (after deducting fees and transaction costs) from these private placements.

Additional Selling Stockholders

Certain of our selling stockholders are offering up to 3,203,852 shares of our common stock consisting of:

•	720,000 shares of our common stock issuable upon exercise of five-year common stock purchase warrants, with an exercise price of $0.625 per share, issued in connection with our bridge financing in April 2005;

•	1,760,000 shares of our common stock issued to our former holders of secured promissory notes issued in November 2003 and May 2004 in the aggregate principal amount of $1,100,000, which were converted into equity in May 2005 pursuant to restructuring agreements;

•	163,952 shares of our common stock issued to our former holders of unsecured promissory notes in the aggregate principal amount of $177,000, which were converted into equity in May 2005 pursuant to restructuring agreements;

•	422,400 shares of our common stock issued to three firms, as partial compensation, for consulting services rendered to us pursuant to restructuring agreements dated May 2005; and

•	137,500 shares of our common stock issued to current and former investor relations firms, as partial compensation, pursuant to consulting agreements for services rendered to us.

The Offering

Securities Offered:	14,831,798 shares of our common stock including:

•	6,608,852 shares of our common stock currently outstanding,

•	3,393,938 shares of our common stock issuable upon conversion of our Series A preferred stock, and

•	4,829,008 shares of our common stock issuable upon exercise of warrants.

Use of Proceeds:	We will not receive any of the proceeds from the sale by any selling stockholder of common stock. However, we will receive proceeds from the exercise of the warrants if they are exercised by the selling stockholders. We intend to use any proceeds for working capital and general corporate purposes.

Total Shares of our Common Stock Outstanding as of December 13, 2005:	27,931,199

Summary Financial Information

The following table provides selected financial and operating data for the years ended December 31, 2004 and December 31, 2003.

	Year Ended December 31,
	2004	2003
Revenue	$4,962	$20,737
Costs and expenses	630,181	660,359
Other income (expense)	(190,066)	206,982
Net loss	(815,285)	(432,640)
Net loss attributable to common stockholders	(952,093)	(978,221)
Current assets	102,571	200,461
Current liabilities	4,443,554	3,736,832
Total assets	108,571	208,999

Our principal executive offices are located at One Gateway Center, Suite 504, Newton, Massachusetts 02458 and our telephone number is (617) 244-1616.

RISK FACTORS

The following risk factors should be considered carefully in addition to the other information contained in this prospectus:

Risks Related to Our Business and Industry

We may not have adequate funds to sustain our operations.

For the year ended December 31, 2004, our independent registered public accounting firm issued an opinion on our financial statements, which included an explanatory paragraph expressing substantial doubt about our ability to continue as a going concern. As of August 9, 2005, we had restructured or repaid substantially all of our debt and closed private placements of common stock and common stock purchase warrants that resulted in aggregate net proceeds of $3,819,034 to us. On September 30, 2005, we sold 3,000 shares of our Series A 8% cumulative convertible preferred stock resulting in net proceeds of $2,680,000. On October 3, 2005 we sold 200 shares of our Series A 8% cumulative convertible preferred stock resulting in net proceeds of $184,000. Currently, we believe that we have available cash sufficient to meet our working capital requirements through September 2006, assuming our expense levels do not exceed our current plan. However, if we do not generate revenues or raise additional capital, we will not be able to sustain our operations at existing levels beyond that date or earlier if expense levels increase.

We sold shares of our Series A preferred stock and common stock purchase warrants in violation of certain provisions of our securities purchase agreement and registration rights agreement executed in connection with our private placement of units. While we have received waivers from such investors representing 61% of the outstanding units and we expect to receive more, other investors who do not waive such rights could sue us seeking damages arising from the breach of such agreements.

On May 27, 2005, June 29, 2005, July 29, 2005 and August 9, 2005, we sold units, consisting of shares of our common stock and common stock purchase warrants pursuant to a securities purchase agreement and registration rights agreement. While we received waivers from investors representing 61% of the outstanding units and we expect to receive more, other investors may sue us alleging a technical breach of these agreements.

The registration rights agreement requires that:

•	We file a registration statement with the SEC to register the shares of common stock and the shares of common stock issuable upon the exercise of the warrants.

•	Each of these investors is entitled to liquidated damages in an amount equal to two percent (2%) of the purchase price of the shares of common stock and the common stock purchase warrants if we fail to file a registration statement with the SEC on or before October 8, 2005 and if we fail to pay any partial liquidated damages within seven days after the date payable, we will pay interest thereon at a rate of fifteen percent (15%) per annum to such investors until such amounts are paid in full.

•	Neither we nor any of our security holders may include our securities in a registration statement other than the shares of common stock and shares of common stock issuable upon exercise of the warrants.

The securities purchase agreement requires that:

•	From the date of the purchase agreement until 60 days after the date the registration statement is declared effective by the SEC, we are generally prohibited from issuing shares of common stock or common stock equivalents.

•	From the date of the purchase agreement until the two year anniversary of such agreement, we are prohibited from effecting or entering into an agreement to effect any financing involving a variable rate transaction.

We filed this registration statement on Form SB-2 with the SEC on November 16, 2005 to register for resale the shares of common stock and shares of common stock issuable upon exercise of the warrants. We recorded an accrued liability of $200,000 as of September 30, 2005 for payments in connection with this late filing. This registration statement covered shares of our common stock in addition to the shares that were sold on May 27, 2005, June 29, 2005, July 29, 2005 and August 9, 2005 pursuant to the securities purchase agreement. In addition, on September 30, 2005 and October 3, 2005, we sold shares of our Series A preferred stock and common stock purchase warrants.

The failure to complete development of our therapeutic technology, obtain government approvals, including required FDA approvals, or to comply with ongoing governmental regulations could prevent, delay or limit introduction or sale of proposed products and result in failure to achieve revenues or maintain our ongoing business.

Our research and development activities and the manufacture and marketing of our intended products are subject to extensive regulation for safety, efficacy and quality by numerous government authorities in the United States and abroad. Before receiving FDA clearance to market our proposed products, we will have to demonstrate that our products are safe and effective on the patient population and for the diseases that are to be treated. Clinical trials, manufacturing and marketing of drugs are subject to the rigorous testing and approval process of the FDA and equivalent foreign regulatory authorities. The Federal Food, Drug and Cosmetic Act and other federal, state and foreign statutes and regulations govern and influence the testing, manufacturing, labeling, advertising, distribution and promotion of drugs and medical devices. As a result, clinical trials and regulatory approval can take many years to accomplish and require the expenditure of substantial financial, managerial and other resources.

In order to be commercially viable, we must successfully research, develop, obtain regulatory approval for, manufacture, introduce, market and distribute our technologies. For each drug utilizing oxidized glutathione-based compounds, including NOV-002 and NOV-205, we must successfully meet a number of critical developmental milestones including:

•	demonstrate benefit from delivery of each specific drug for specific medical indications;

•	demonstrate through pre-clinical and clinical trials that each drug is safe and effective; and

•	demonstrate that we have established a viable Good Manufacturing Process capable of potential scale-up.

The time-frame necessary to achieve these developmental milestones may be long and uncertain, and we may not successfully complete these milestones for any of our intended products in development.

In addition to the risks previously discussed, our technology is subject to additional developmental risks that include the following:

•	the uncertainties arising from the rapidly growing scientific aspects of drug therapies and potential treatments;

•	uncertainties arising as a result of the broad array of alternative potential treatments related to cancer, hepatitis and other diseases; and

•	anticipated expense and time believed to be associated with the development and regulatory approval of treatments for cancer, hepatitis and other diseases.

In order to conduct clinical trials that are necessary to obtain approval by the FDA to market a product, it is necessary to receive clearance from the FDA to conduct such clinical trials. The FDA can halt clinical trials at any time for safety reasons or because we or our clinical investigators do not follow the FDA’s requirements for conducting clinical trials. If we are unable to receive clearance to conduct clinical trials or the trials are halted by the FDA, we would not be able to achieve any revenue from such product, as it is illegal to sell any drug or medical device for human consumption without FDA approval.

Data obtained from clinical trials is susceptible to varying interpretations, which could delay, limit or prevent regulatory clearances.

Data already obtained, or in the future obtained, from pre-clinical studies and clinical trials does not necessarily predict the results that will be obtained from later pre-clinical studies and clinical trials. Moreover, pre-clinical and clinical data are susceptible to varying interpretations, which could delay, limit or prevent regulatory approval. A number of companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical trials, even after promising results in earlier trials. The failure to adequately demonstrate the safety and effectiveness of an intended product under development could delay or prevent regulatory clearance of the potential drug, resulting in delays to commercialization, and could materially harm our business. Our clinical trials may not demonstrate sufficient levels of safety and efficacy necessary to obtain the requisite regulatory approvals for our drugs, and our proposed drugs may not be approved for marketing.

We may encounter delays or rejections based upon additional government regulation from future legislation or administrative action or changes in FDA policy during the period of development, clinical trials and FDA regulatory review. We may encounter similar delays in foreign countries. Sales of our products outside the U.S. would be subject to foreign regulatory approvals that vary from country to country. The time required to obtain approvals from foreign countries may be shorter or longer than that required for FDA approval, and requirements for foreign licensing may differ from FDA requirements. We may be unable to obtain requisite approvals from the FDA and foreign regulatory authorities, and even if obtained, such approvals may not be on a timely basis, or they may not cover the uses that we request.

Even if we do ultimately receive FDA approval for any of our products, it will be subject to extensive ongoing regulation. This includes regulations governing manufacturing, labeling, packaging, testing, dispensing, prescription and procurement quotas, record keeping, reporting, handling, shipment and disposal of any such drug. Failure to obtain and maintain required registrations or comply with any applicable regulations could further delay or preclude us from developing and commercializing our drugs and subject us to enforcement action.

Our drugs or technology may not gain FDA approval in clinical trials or be effective as a therapeutic agent which could affect our future profitability and prospects.

In order to obtain regulatory approvals, we must demonstrate that each drug is safe and effective for use in humans and functions as a therapeutic against the effects of a disease or other physiological response. To date, studies conducted in Russia involving our NOV-002 and NOV-205 products have shown, what we believe to be, promising results and, in fact, NOV-002 has been approved for use there as an immunostimulant in combination with chemotherapy and antimicrobial therapy and indications such as tuberculosis, and NOV-205 has been approved there as a mono-therapy agent for the treatment of hepatitis B and C. However, Russian regulatory approval is not equivalent to FDA approval. Pivotal Phase 3 studies with a large number of patients, typically required for FDA approval, were not conducted for NOV-002 and NOV-205 in Russia. Further, all of our Russian clinical studies were completed prior to 2000 and may not have been conducted in accordance with current guidelines either in Russia or the United States.

A U.S.-based Phase 1/2 clinical study involving 44 non-small cell lung cancer patients provided, what we believe to be, a favorable outcome. As a result, we anticipate commencing a Phase 3 study of NOV-002 for non-small cell lung cancer in 2006. We also anticipate completing a Phase 2 trial for NOV-002 for ovarian cancer in early 2007. We further intend to file an Investigational New Drug Application for NOV-205 for hepatitis C by year-end 2005 and to complete a Phase 2 study in early 2007. There can be no assurance, however, that we can demonstrate that these products are safe or effective in advanced clinical trials. We are also not able to give assurances that the results of the tests already conducted can be repeated or that further testing will support our applications for regulatory approval. As a result, our drug and technology research program may be curtailed, redirected or eliminated at any time.

There is no guarantee that we will ever generate revenue or become profitable even if one or more of our drugs are approved for commercialization.

We expect to incur increasing operating losses over the next several years as we incur increasing costs for research and development and clinical trials. Our ability to generate revenue and achieve profitability depends upon our ability, alone or with others, to complete the development of our proposed products, obtain the required regulatory approvals and manufacture, market and sell our proposed products. Development is costly and requires significant investment. In addition, if we choose to license or obtain the assignment of rights to additional drugs, the license fees for such drugs may increase our costs.

To date, we have not generated any revenue from the commercial sale of our proposed products or any drugs and do not expect to receive such revenue in the near future. Our primary activity to date has been research and development. A substantial portion of the research results and observations on which we rely were performed by third-parties at those parties’ sole or shared cost and expense. We cannot be certain as to when or whether to anticipate commercializing and marketing our proposed products in development, and do not expect to generate sufficient revenues from proposed product sales to cover our expenses or achieve profitability in the near future.

We rely solely on research and manufacturing facilities at various universities, hospitals, contract research organizations and contract manufacturers for all of our research, development, and manufacturing, which could be materially delayed should we lose access to those facilities.

At the present time, we have no research, development or manufacturing facilities of our own. We are entirely dependent on contracting with third parties to use their facilities to conduct research, development and manufacturing. Our inability to have the facilities to conduct research, development and manufacturing may delay or impair our ability to gain FDA approval and commercialization of our drug delivery technology and products.

We currently maintain a good working relationship with such contractors. Should the situation change and we are required to relocate these activities on short notice, we do not currently have an alternate facility where we could relocate our research, development and/or manufacturing activities. The cost and time to establish or locate an alternative research, development and manufacturing facility to develop our technology would be substantial and would delay gaining FDA approval and commercializing our products.

We are dependent on our collaborative agreements for the development of our technologies and business development, which exposes us to the risk of reliance on the viability of third parties.

In conducting our research, development and manufacturing activities, we rely and expect to continue to rely on numerous collaborative agreements with universities, hospitals, governmental agencies, charitable foundations, manufacturers and others. The loss of or failure to perform under any of these arrangements, by any of these entities, may substantially disrupt or delay our research, development and manufacturing activities including our anticipated clinical trials.

We may rely on third-party contract research organizations, service providers and suppliers to support development and clinical testing of our products. Failure of any of these contractors to provide the required services in a timely manner or on reasonable commercial terms could materially delay the development and approval of our products, increase our expenses and materially harm our business, financial condition and results of operations.

We are exposed to product liability, clinical and preclinical liability risks which could create a substantial financial burden should we be sued because we do not currently have product liability insurance above and beyond our general insurance coverage.

Our business exposes us to potential product liability and other liability risks that are inherent in the testing, manufacturing and marketing of pharmaceutical products. We cannot assure that such potential claims will not be asserted against us. In addition, the use in our clinical trials of pharmaceutical products that we may develop and then subsequently sell or our potential collaborators may cause us to bear a portion of or all product liability risks. A successful liability claim or series of claims brought against us could have a material adverse effect on our business, financial condition and results of operations.

Although we maintained product liability insurance coverage during the time of the NOV-002 Phase 1/2 clinical study, we do not currently have any product liability insurance or other liability insurance relating to clinical trials or any products or compounds. Currently, no clinical trials are ongoing. It is our intention to secure such insurance once new clinical trials are initiated. We cannot give assurances that we will be able to obtain or maintain adequate product liability insurance on acceptable terms, if at all, or that such insurance will provide adequate coverage against our potential liabilities. Furthermore, our current and potential partners with whom we have collaborative agreements or our future licensees may not be willing to indemnify us against these types of liabilities and may not themselves be sufficiently insured or have a net worth sufficient to satisfy any product liability claims. Claims or losses in excess of any product liability insurance coverage that may be obtained by us could have a material adverse effect on our business, financial condition and results of operations.

Acceptance of our products in the marketplace is uncertain and failure to achieve market acceptance will prevent or delay our ability to generate revenues.

Our future financial performance will depend, at least in part, upon the introduction and customer acceptance of our proposed products. Even if approved for marketing by the necessary regulatory authorities, our products may not achieve market acceptance. The degree of market acceptance will depend upon a number of factors including:

•	the receipt of regulatory clearance of marketing claims for the uses that we are developing;

•	the establishment and demonstration of the advantages, safety and efficacy of our technologies;

•	pricing and reimbursement policies of government and third-party payers such as insurance companies, health maintenance organizations and other health plan administrators;

•	our ability to attract corporate partners, including pharmaceutical companies, to assist in commercializing our intended products; and

•	our ability to market our products.

Physicians, patients, payers or the medical community in general may be unwilling to accept, utilize or recommend any of our products. If we are unable to obtain regulatory approval or commercialize and market our proposed products when planned, we may not achieve any market acceptance or generate revenue.

We may face litigation from third parties who claim that our products infringe on their intellectual property rights, particularly because there is often substantial uncertainty about the validity and breadth of medical patents.

We may be exposed to future litigation by third parties based on claims that our technologies, products or activities infringe the intellectual property rights of others or that we have misappropriated the trade secrets of others. This risk is exacerbated by the fact that the validity and breadth of claims covered in medical technology patents and the breadth and scope of trade secret protection involve complex legal and factual questions for which important legal principles are unresolved. Any litigation or claims against us, whether or not valid, could result in substantial costs, could place a significant strain on our financial and managerial resources and could harm our reputation. Most of our license agreements would likely require that we pay the costs associated with defending this type of litigation. In addition, intellectual property litigation or claims could force us to do one or more of the following:

•	cease selling, incorporating or using any of our technologies and/or products that incorporate the challenged intellectual property, which would adversely affect our future revenue;

•	obtain a license from the holder of the infringed intellectual property right, which license may be costly or may not be available on reasonable terms, if at all; or

•	redesign our products, which would be costly and time-consuming.

If we are unable to adequately protect or enforce our rights to intellectual property or secure rights to third-party patents, we may lose valuable rights, experience reduced market share, assuming any, or incur costly litigation to protect such rights.

Our ability to obtain licenses to patents, maintain trade secret protection and operate without infringing the proprietary rights of others will be important to our commercializing any products under development. Therefore, any disruption in access to the technology could substantially delay the development of our technology.

The patent positions of biotechnology and pharmaceutical companies, including us, that involve licensing agreements, are frequently uncertain and involve complex legal and factual questions. In addition, the coverage claimed in a patent application can be significantly reduced before the patent is issued or in subsequent legal proceedings. Consequently, our patent applications and any issued and licensed patents may not provide protection against competitive technologies or may be held invalid if challenged or circumvented. Our competitors may also independently develop products similar to ours or design around or otherwise circumvent patents issued or licensed to us. In addition, the laws of some foreign countries may not protect our proprietary rights to the same extent as U.S. law.

We also rely upon trade secrets, technical know-how and continuing technological innovation to develop and maintain our competitive position. We generally require our employees, consultants, advisors and collaborators to execute appropriate confidentiality and assignment-of-inventions agreements. Our competitors may independently develop substantially equivalent proprietary information and techniques, reverse engineer our information and techniques, or otherwise gain access to our proprietary technology. We may be unable to meaningfully protect our rights in trade secrets, technical know-how and other non-patented technology.

Although our trade secrets and technical know-how are important, our continued access to the patents is a significant factor in the development and commercialization of our products. Aside from the general body of scientific knowledge from other drug delivery processes and technology, these patents, to the best of our knowledge and based upon our current scientific data, are the only intellectual property necessary to develop our products, including NOV-002 and NOV-205. We do not believe that we are or will be violating any patents in developing our technology.

We may have to resort to litigation to protect our rights for certain intellectual property, or to determine their scope, validity or enforceability. Enforcing or defending our rights is expensive, could cause diversion of our resources and may not prove successful. Any failure to enforce or protect our rights could cause us to lose the ability to exclude others from using our technology to develop or sell competing products.

We have limited manufacturing experience and if our products are approved we may not be able to manufacture sufficient quantities at an acceptable cost, or may be subject to risk that contract manufacturers could experience shut-downs or delays.

We remain in the research and development and clinical and pre-clinical trial phase of product commercialization. Accordingly, if our products are approved for commercial sale, we will need to establish the capability to commercially manufacture our product(s) in accordance with FDA and other regulatory requirements. We have limited experience in establishing, supervising and conducting commercial manufacturing. If we fail to adequately establish, supervise and conduct all aspects of the manufacturing processes, we may not be able to commercialize our products.

We presently plan to rely on third-party contractors to manufacture our products. This may expose us to the risk of not being able to directly oversee the production and quality of the manufacturing process. Furthermore, these contractors, whether foreign or domestic, may experience regulatory compliance difficulties, mechanical shutdowns, employee strikes or other unforeseeable acts that may delay production.

Due to our limited marketing, sales and distribution experience, we may be unsuccessful in our efforts to sell our products, enter into relationships with third parties or develop a direct sales organization.

We have not yet had to establish marketing, sales or distribution capabilities for our proposed products. Until such time as our products are further along in the regulatory process, we will not devote any meaningful time and resources to this effort. At the appropriate time, we intend to enter into agreements with third parties to sell our products or we may develop our own sales and marketing force. We may be unable to establish or maintain third-party relationships on a commercially reasonable basis, if at all. In addition, these third parties may have similar or more established relationships with our competitors.

If we do not enter into relationships with third parties for the sale and marketing of our products, we will need to develop our own sales and marketing capabilities. We have limited experience in developing, training or managing a sales force. If we choose to establish a direct sales force, we may incur substantial additional expenses in developing, training and managing such an organization. We may be unable to build a sales force on a cost-effective basis or at all. Any such direct marketing and sales efforts may prove to be unsuccessful. In addition, we will compete with many other companies that currently have extensive marketing and sales operations. Our marketing and sales efforts may be unable to compete against these other companies. We may be unable to establish a sufficient sales and marketing organization on a timely basis, if at all.

We may be unable to engage qualified distributors. Even if engaged, these distributors may:

•	fail to satisfy financial or contractual obligations to us;

•	fail to adequately market our products;

•	cease operations with little or no notice; or

•	offer, design, manufacture or promote competing products.

If we fail to develop sales, marketing and distribution channels, we would experience delays in product sales and incur increased costs, which would harm our financial results.

If we are unable to convince physicians as to the benefits of our intended products, we may incur delays or additional expense in our attempt to establish market acceptance.

Broad use of our products may require physicians to be informed regarding these products and their intended benefits. The time and cost of such an educational process may be substantial. Inability to successfully carry out this physician education process may adversely affect market acceptance of our products. We may be unable to timely educate physicians regarding our intended products in sufficient numbers to achieve our marketing plans or to achieve product acceptance. Any delay in physician education may materially delay or reduce demand for our products. In addition, we may expend significant funds towards physician education before any acceptance or demand for our products is created, if at all.

We may have difficulty raising needed capital in the future because of our limited operating history and business risks associated with us.

We currently generate no revenue from our proposed products or otherwise. We do not know when this will change. We have expended and will continue to expend substantial funds in the research, development and clinical and pre-clinical testing of our drug compounds. We will require additional funds to conduct research and development, establish and conduct clinical and pre-clinical trials, establish commercial-scale manufacturing arrangements and provide for the marketing and distribution of our products. Additional funds may not be available on acceptable terms, if at all. If adequate funds are unavailable from any available source, we may have to delay, reduce the scope of or eliminate one or more of our research or development programs or product launches or marketing efforts, which may materially harm our business, financial condition and results of operations.

Our long-term capital requirements are expected to depend on many factors, including:

•	the number of potential products and technologies in development;

•	continued progress and cost of our research and development programs;

•	progress with pre-clinical studies and clinical trials;

•	the time and costs involved in obtaining regulatory clearance;

•	costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims;

•	costs of developing sales, marketing and distribution channels and our ability to sell our drugs;

•	costs involved in establishing manufacturing capabilities for clinical trial and commercial quantities of our drugs;

•	competing technological and market developments;

•	market acceptance of our products;

•	costs for recruiting and retaining management, employees and consultants; and

•	costs for training physicians.

We may consume available resources more rapidly than currently anticipated, resulting in the need for additional funding. We may seek to raise any necessary additional funds through the issuance of warrants, equity or debt financings or executing collaborative arrangements with corporate partners or other sources, which may be dilutive to existing stockholders or otherwise have a material effect on our current or future business prospects. In addition, in the event that additional funds are obtained through arrangements with collaborative partners or other sources, we may have to relinquish economic and/or proprietary rights to some of our technologies or products under development that we would otherwise seek to develop or commercialize by ourselves. If adequate funds are not available, we may be required to significantly reduce or refocus our development efforts with regard to our drug compounds.

The market for our products is rapidly changing and competitive, and new therapeutics, new drugs and new treatments which may be developed by others could impair our ability to maintain and grow our business and remain competitive.

The pharmaceutical and biotechnology industries are subject to rapid and substantial technological change. Developments by others may render our technologies and intended products noncompetitive or obsolete, or we may be unable to keep pace with technological developments or other market factors. Technological competition from pharmaceutical and biotechnology companies, universities, governmental entities and others diversifying into the field is intense and is expected to increase. Many of these entities have significantly greater research and development capabilities and budgets than we do, as well as substantially more marketing, manufacturing, financial and managerial resources. These entities represent significant competition for us. Acquisitions of, or investments in, competing pharmaceutical or biotechnology companies by large corporations could increase such competitors’ financial, marketing, manufacturing and other resources.

We are an early stage enterprise that has heretofore operated with limited day-to-day business management, operating as a vehicle to hold certain technology for possible future exploration, and has been and will continue to be engaged in the development of new drugs and therapeutic technologies. As a result, our resources are limited and we may experience management, operational or technical challenges inherent in such activities and novel technologies. Competitors have developed or are in the process of developing technologies that are, or in the future may be, the basis for competition. Some of these technologies may have an entirely different approach or means of accomplishing similar therapeutic effects compared to our technology. Our competitors may develop drugs and drug delivery technologies that are more effective than our intended products and, therefore, present a serious competitive threat to us.

The potential widespread acceptance of therapies that are alternatives to ours may limit market acceptance of our products even if commercialized. Many of our targeted diseases and conditions can also be treated by other medication or drug delivery technologies. These treatments may be widely accepted in medical communities and have a longer history of use. The established use of these competitive drugs may limit the potential for our technologies and products to receive widespread acceptance if commercialized.

If users of our products are unable to obtain adequate reimbursement from third-party payers, or if new restrictive legislation is adopted, market acceptance of our products may be limited and we may not achieve anticipated revenues.

The continuing efforts of government and insurance companies, health maintenance organizations and other payers of healthcare costs to contain or reduce costs of health care may affect our future revenues and profitability, and the future revenues and profitability of our potential customers, suppliers and collaborative partners and the availability of capital. For example, in certain foreign markets, pricing or profitability of prescription pharmaceuticals is subject to government control. In the United States, given recent federal and state government initiatives directed at lowering the total cost of health care, the U.S. Congress and state legislatures will likely continue to focus on health care reform, the cost of prescription pharmaceuticals and on the reform of the Medicare and Medicaid systems. While we cannot predict whether any such legislative or regulatory proposals will be adopted, the announcement or adoption of such proposals could materially harm our business, financial condition and results of operations.

Our ability to commercialize our products will depend in part on the extent to which appropriate reimbursement levels for the cost of our products and related treatment are obtained by governmental authorities, private health insurers and other organizations, such as health maintenance organizations. Third-party payers are increasingly challenging the prices charged for medical drugs and services. Also, the trend toward managed health care in the United States and the concurrent growth of organizations such as health maintenance organizations, which could control or significantly influence the purchase of health care services and drugs, as well as legislative proposals to reform health care or reduce government insurance programs, may all result in lower prices for or rejection of our drugs. The cost containment measures that health care payers and providers are instituting and the effect of any health care reform could materially harm our ability to operate profitably.

We depend upon key personnel who may terminate their employment with us at any time, and we would need to hire additional qualified personnel.

Our success will depend to a significant degree upon the continued services of key management and advisors to us. There can be no assurance that these individuals will continue to provide service to us. In addition, our success will depend on our ability to attract and retain other highly skilled personnel. We may be unable to recruit such personnel on a timely basis, if at all. Our management and other employees may voluntarily terminate their employment with us at any time. The loss of services of key personnel, or the inability to attract and retain additional qualified personnel, could result in delays in development or approval of our products, loss of sales and diversion of management resources.

Risks Related to Our Common Stock

Even in the short time that our common stock has traded, our stock price has experienced price fluctuations.

There can be no assurance that the market price for our common stock will remain at its current level and a decrease in the market price could result in substantial losses for investors. The market price of our common stock may be significantly affected by one or more of the following factors:

•	announcements or press releases relating to the bio-pharmaceutical sector or to our own business or prospects;

•	regulatory, legislative, or other developments affecting us or the healthcare industry generally;

•	the dilutive effect of conversion of our Series A preferred stock into common stock at conversion rates or the exercise of options and warrants at below current market prices;

•	sales by those financing our company through convertible securities and warrants of the underlying common stock when it is registered with the SEC and may be sold into the public market immediately upon conversion or exercise; and

•	market conditions specific to bio-pharmaceutical companies, the healthcare industry and general market conditions.

Our limited operating history makes evaluating our common stock more difficult, and investors have limited information upon which to rely.

An investor can only evaluate our business based on a limited operating history. Since inception, we have engaged primarily in research and development, relied to a great extent on third-party efforts, sought avenues for licensing technology, sought grants, raised capital and recruited scientific and management personnel external to us. We have not generated any meaningful revenue to date and have no licensing or royalty revenue or products ready for use or licensing in the marketplace. This limited history may not be adequate to enable an investor to fully assess our ability to develop our technologies and proposed products, obtain FDA approval and achieve market acceptance of the proposed products and respond to competition, or conduct such affairs as are presently contemplated.

There may be a limited public market for our securities; we may fail to qualify for listing on Archipelago or other national securities exchanges.

Although we have applied for listing of our common stock on Archipelago, there can be no assurance if and when initial listing criteria will be met or if such application will be granted, or that the trading of our common stock will be sustained. In the event that our common stock fails to qualify for initial or continued listing on a registered stock exchange or for initial or continued inclusion in the NASDAQ system, trading, if any, in our common stock, would then continue to be conducted on the NASD’s electronic bulletin board in the over-the-counter market and in what are commonly referred to as pink sheets. As a result, an investor may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of our common stock, and our common stock would become substantially less attractive for margin loans, for investment by financial institutions, as consideration in future capital raising transactions or other purposes.

Trading of our common stock may be subject to penny stock rules under the Securities Exchange Act of 1934. Unless exempt, for any transaction involving a penny stock, the regulations require broker-dealers making a market in our common stock to provide risk disclosure to their customers including regarding the risks associated with our common stock, the suitability for the customer of an investment in our common stock, the duties of the broker-dealer to the customer, information regarding prices for our common stock and any compensation the broker-dealer would receive. The application of these rules may result in fewer market makers in our common stock. Our common stock is presently subject to the rules on penny stocks, and the liquidity of our common stock could be materially adversely affected so long as we remain subject to such rule.

Compliance with changing corporate governance and public disclosure regulations may result in additional expense.

Keeping abreast of, and in compliance with, changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations and, in the event we are approved for listing on the Archipelago Exchange or another registered exchange, Archipelago or other stock exchange rules will require an increased amount of management attention and external resources. We intend to continue to invest all reasonably necessary resources to comply with evolving standards, which may result in increased general and administrative expense and a diversion of management time and attention from revenue-generating activities to compliance activities.

Our executive officers, directors and principal stockholders have substantial holdings, which could delay or prevent a change in corporate control favored by our other stockholders.

Our directors, officers and 5% stockholders beneficially own, in the aggregate, approximately 40% of our outstanding voting stock. They have the ability to determine our direction and decisions. The interests of our current officers and directors may differ from the interests of other stockholders. As a result, our current officers and directors would have the ability to exercise control over all corporate actions requiring stockholder approval, irrespective of how the other stockholders may vote, including the following actions:

•	the election of directors;

•	the amendment of charter documents;

•	issuance of blank check preferred or convertible stock, notes or instruments of indebtedness, which may have conversion, liquidation and similar features and other financing arrangements; or

•	the approval of certain mergers and other significant corporate transactions, including a sale of substantially all of our assets, or merger with a publicly-traded shell or other company.

Our common stock could be further diluted as the result of our issuing convertible securities, warrants or options.

In the past, we have issued convertible securities, such as our Series A preferred stock, and warrants in order to raise money. We have also issued options and warrants as compensation for services and incentive compensation for our employees and directors. We have a substantial number of shares of common stock reserved for issuance upon the conversion and exercise of these securities. Our issuing additional convertible securities, options and warrants could affect the rights of our stockholders, and could reduce the market price of our common stock.

FORWARD LOOKING STATEMENTS

Except for historical facts, the statements in this prospectus are forward-looking statements. Forward-looking statements are merely our current predictions of future events. These statements are inherently uncertain, and actual events could differ materially from our predictions. Important factors that could cause actual events to vary from our predictions include those discussed under the headings ‘‘Risk Factors,’’ ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations’’ and ‘‘Business.’’ We assume no obligation to update our forward-looking statements to reflect new information or developments. We urge readers to review carefully the risk factors described in this prospectus and the other documents that we file with the Securities and Exchange Commission. You can read these documents at www.sec.gov.

WE UNDERTAKE NO OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS WHETHER AS A RESULT OF NEW INFORMATION, NEW EVENTS OR ANY OTHER REASON, OR REFLECT ANY EVENTS OR CIRCUMSTANCES AFTER THE DATE OF THIS PROSPECTUS OR THE DATE OF ANY APPLICABLE PROSPECTUS SUPPLEMENT THAT INCLUDE FORWARD-LOOKING STATEMENTS.

USE OF PROCEEDS

The selling stockholders will receive all of the proceeds from the sale of the shares offered for sale by them under this prospectus. We will not receive any proceeds from the resale of shares by the selling stockholders covered by this prospectus. We will, however, receive proceeds from the exercise of warrants. Such proceeds will be used for working capital and general corporate purposes.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

Our common stock has been quoted on the OTC Electronic Bulletin Board of The National Association of Securities Dealers, Inc. under the symbol ‘‘NVLT.OB’’ since June 13, 2005. The following table provides, for the periods indicated, the high and low bid prices for our common stock. These over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

Fiscal Year 2005	High	Low
First Quarter	$N/A	$N/A
Second Quarter	2.80	2.20
Third Quarter	4.47	2.16
Fourth Quarter (through November 14, 2005)	3.65	2.20

On December 12, 2005, the closing sale price of our common stock as reported on the OTC Bulletin Board was $2.55 per share. On that date, we had approximately, 200 holders of record of our common stock. This number does not include stockholders for whom shares were held in a ‘‘nominee’’ or ‘‘street’’ name.

We have not declared or paid any cash dividends on our capital stock and do not anticipate declaring or paying any cash dividends in the foreseeable future. We currently expect to retain future earnings, if any, for the development of our business. Dividends may be paid on our common stock only if and when declared by our board of directors after payment of all accrued dividends on our Series A preferred stock.

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Overview

We were established in 1996 to commercialize two promising oxidized glutathione-based compounds, NOV-002 and NOV-205, for the treatment of cancer and hepatitis. Both compounds have completed clinical trials in humans and have been approved for use in the Russian Federation where they were developed. NOV-002, marketed in Russia by ZAO BAM, a company controlled by one of our directors, Mark Balazovsky, under the trade name GLUTOXIM®, has been administered to over 5,000 patients, demonstrating, what we believe to be, clinical efficacy and excellent safety data. The U.S.-based Phase 1/2 clinical study of NOV-002 in combination with chemotherapy for lung cancer has been completed, with, what we believe to be, positive results. The FDA advised us in December 2005 that they agreed with us that advancing NOV-002 into a single pivotal Phase 3 study in advanced non-small cell lung cancer, in combination with first-line chemotherapy, is warranted. We will seek to finalize the pivotal Phase 3 study design under a Special Protocol Assessment during the first half of 2006. The primary endpoint of this study will be overall, rather than one year, survival and we expect enrollment to begin in the third quarter of 2006. We plan to file an Investigational New Drug Application with the FDA for NOV-205 as a mono-therapy for hepatitis C by the end of 2005 and initiate a U.S.-based Phase 1/2 clinical study in early 2006.

NOV-002, our lead compound, is being developed to treat non-small cell lung cancer. NOV-002 is also being developed to treat refractory (that is, not responsive to chemotherapy) ovarian cancer. NOV-205 is being developed to treat chronic hepatitis C in the U.S.

We own all intellectual property rights worldwide (excluding Russia and other states of the former Soviet Union) related to both clinical compounds and other pre-clinical compounds based on oxidized glutathione.

We have devoted substantially all of our efforts towards the research and development of our product candidates. As of September 30, 2005, we have incurred approximately $4.6 million in research and development expense since our inception. We have had no revenue from product sales to date and have funded our operations through the sale of equity securities and debt financings. From our inception through September 30, 2005, we have raised approximately $12.7 million in equity and debt financings. We have never been profitable and have incurred an accumulated deficit of $14.7 million as of September 30, 2005.

On May 26, 2005, we restructured certain of our indebtedness. We exchanged indebtedness of $3,139,185 for 586,352 shares of our common stock with an aggregate deemed value of $732,940, $318,714 in cash and forgiveness of debt of $2,087,531. Also on May 26, 2005, holders of $1,100,000 of convertible promissory notes exercised their option to convert their notes into 1,760,000 shares of our common stock at a price of $0.625 per share. On May 26, 2005, we also revised certain of our royalty obligations. As a result, we issued 2,016,894 shares of our common stock with an aggregate deemed value of $2,521,118.

On May 27, 2005, June 29, 2005, July 29, 2005 and August 9, 2005, we completed private placements of units, each unit initially consisting of 20,000 shares of our common stock and common stock purchase warrants to purchase 10,000 shares of our common stock. We sold an aggregate of 200 units for net proceeds of $3,989,000. Holders of convertible debt in the amount of $550,000 converted the debt into 22 of the 200 units.

On September 30, 2005, we sold in a private placement 3,000 shares of our Series A preferred stock and warrants to purchase 909,090 shares of common stock for net proceeds of $2,680,000 and on October 3, 2005, we sold in a private placement 200 shares of our Series A preferred stock and warrants to purchase 60,606 shares of common stock for net proceeds of $184,000.

Critical Accounting Policies

Our financial statements are prepared in accordance with accounting principles generally accepted in the United States. These accounting principles require us to make certain estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions upon which we rely are reasonable based upon information available to us at the time that these estimates, judgments and assumptions are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the periods presented. Those estimates and judgments are based on management’s historical experience, the terms of existing agreements, our observation of trends in the industry, information that we obtain from our customers and outside sources, and on various other assumptions that management believes to be reasonable and appropriate under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. To the extent there are material differences between these estimates, judgments or assumptions and actual results, our financial statements will be affected.

We believe that the following accounting policies affect our more significant judgments and estimates used in the preparation of our financial statements.

Accrued Expenses. As part of the process of preparing financial statements, we are required to estimate accrued expenses. This process involves identifying services that have been performed on our behalf, and estimating the level of service performed and the associated cost incurred for such service as of each balance sheet date in our financial statements. Examples of estimated expenses for which we accrue include: contract service fees such as amounts paid to clinical monitors; data management organizations and investigators in conjunction with clinical trials; fees paid to contract manufacturers in conjunction with the production of clinical materials; marketing; consulting fees; and professional service fees, such as lawyers and accountants. In connection with such service fees, our estimates are most affected by our understanding of the status and timing of services provided relative to the actual levels of services incurred by such service providers. The majority of our service providers invoice us monthly in arrears for services performed. In the event that we do not identify certain costs that have begun to be incurred, or we over- or underestimate the level of services performed or the costs of such services, our reported expenses for such period would be too low or too high. The date on which certain services commence, the level of services performed on or before a given date and the cost of such services are often determined based on subjective judgments. We make these judgments based upon the facts and circumstances known to us in accordance with generally accepted accounting principles.

Stock-Based Compensation. We have elected to follow Accounting Principles Board (APB), Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), and related interpretations, in accounting for our stock-based compensation plans, rather than the alternative fair-value method provided for under Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation (SFAS 123). In the notes to our financial statements, we provide pro forma disclosures in accordance with SFAS 123. We account for transactions in which services are received from non-employees in exchange for equity instruments based on the fair value of such services received or of the equity instruments issued, whichever is more reliably measured, in accordance with SFAS 123 and the Emerging Issues Task Force (EITF) Issue 96-18, Accounting for Equity Instruments That Are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services (EITF 96-18).

Accounting for equity instruments granted or sold by us under APB 25, SFAS 123 and EITF 96-18 requires fair-value estimates of the equity instrument granted or sold. If our estimates of the fair value of these equity instruments are too high or too low, our expenses may be over- or understated. For equity instruments granted or sold in exchange for the receipt of goods or services, we estimate the fair value of the equity instruments based upon consideration of factors that we deem to be relevant at that time. Because shares of our common stock were not publicly traded prior to the corporate restructuring described in Note 4 to our financial statements, market factors historically considered in valuing stock and stock option grants included comparative values of public companies discounted for the risk and limited liquidity provided for in the shares we are issuing; pricing of private sales of our convertible preferred stock; prior valuations of stock grants and the effect of events that occurred between the time of such grants; economic trends; and the comparative rights and preferences of the security being granted compared to the rights and preferences of our other outstanding equity.

Prior to our corporate restructuring, the fair value of our common stock was determined by our board of directors contemporaneously with the grant. In the absence of a public trading market for our common stock, our board of directors considered numerous objective and subjective factors in determining the fair value of our common stock. At the time of option grants and other stock issuances, our board of directors considered the liquidation preferences, dividend rights, voting control and anti-dilution protection attributable to our then-outstanding convertible preferred stock; the status of private and public financial markets; valuations of comparable private and public companies; the likelihood of achieving a liquidity event such as an initial public offering; our existing financial resources; our anticipated continuing operating losses and increased spending levels required to complete our clinical trials; dilution to common stockholders from anticipated future financings; and a general assessment of future business risks.

Results of Operations

Nine Months Ended September 30, 2005 and 2004

Revenue. Revenue for the nine months ended September 30, 2005 was $12,584 compared to $0 for the nine months ended September 30, 2004 and represented the recognition of a prior year’s deferred revenue on sales of bulk drug samples to facilitate research activities. This revenue represents recognition of the remaining installment due on bulk drug sample sales. In lieu of cash, we accepted research and development services as final payment.

Research and Development. Research and development expense for the nine months ended September 30, 2005 was $813,716 compared to $223,588 for the nine months ended September 30, 2004. Research and development expense consists of expenses incurred in identifying, developing and testing product candidates, which primarily consist of salaries and related expenses for personnel, fees paid to professional service providers for independent monitoring and analysis of our clinical trials, costs of contract research and manufacturing, and costs of facilities. The $590,128, or 264%, increase in research and development expense was primarily due to increased funding of our preclinical, clinical and contract manufacturing activities, an increase in compensation costs due to an increase in headcount, and an increase in stock-based compensation. The private placement transactions, corporate restructuring and issuance of promissory notes during the nine months ended September 30, 2005 allowed us to engage outside consultants and organizations to further research, develop and test our product candidates.

General and Administrative. General and administrative expense for the nine months ended September 30, 2005 was $1,018,677 compared to $370,017 for the nine months ended September 30, 2004. General and administrative expense consists primarily of salaries and other related costs for personnel in executive, finance, investor relations, accounting, business development, and human resource functions. Other costs include facility costs not otherwise included in research and development expense, insurance, costs for public and investor relations and professional fees for legal and accounting services. The $648,660, or 175%, increase in general and administrative expense was primarily due to our periodic filing obligations and increases in professional and consulting fees, public and investor relations and public company recordkeeping. We also incurred additional legal and consulting costs during the nine months ended September 30, 2005 in translating and filing our European patent applications. As described in Note 4 to our financial statements, we also recorded a $200,000 expense during the nine months ended September 30, 2005 relating to the late filing of a registration statement associated with our sale of units.

Consulting Revenue. Consulting revenue for the nine months ended September 30, 2005 was $0 compared to $13,374 for the nine months ended September 30, 2004. Consulting revenue recorded during the nine months ended September 30, 2004 primarily related to one consulting engagement that ended during the quarter ended June 30, 2004.

Interest Income. Interest income for the nine months ended September 30, 2005 was $9,693 compared to $95 for the nine months ended September 30, 2004. The increase in interest income during the nine months ended September 30, 2005 over the comparable period in 2004 related to higher average cash balances in 2005, as a result of the financings described in Note 4 to our financial statements, being placed in interest-bearing accounts.

Interest Expense. Interest expense for the nine months ended September 30, 2005 was $109,102 compared to $154,652 for the nine months ended September 30, 2004. The $45,550, or 29%, decrease was due to lower average debt balances during the 2005 period.

Gain on Forgiveness of Debt. Gain on forgiveness of debt for the nine months ended September 30, 2005 was $2,087,531 compared to $0 for the nine months ended September 30, 2004. On May 26, 2005, we exchanged indebtedness of $3,139,185 for 586,352 shares of our common stock with an aggregate deemed value of $732,940 and $318,714 in cash, which resulted in forgiveness of debt income of $2,087,531.

Restructuring Expense. Restructuring expense for the nine months ended September 30, 2005 was $2,521,118 compared to $0 for the nine months ended September 30, 2004. On May 26, 2005, we revised an arrangement that requires us to pay future royalties, which resulted in the issuance of 2,016,894 shares of our common stock with an aggregate deemed value of $2,521,118.

Years Ended December 31, 2004 and 2003

Revenue. Revenue for the year ended December 31, 2004 was $4,962 compared to $20,737 for the year ended December 31, 2003. The $15,775, or 76%, decrease in revenue was primarily due to reduced sales of bulk drug samples to facilitate research activities and a $9,921 reduction in revenue earned under licensing agreements. Revenue earned under licensing agreements in 2003 consisted of a nonrefundable, up-front license fee related to a marketing and development agreement. The license fee had been deferred and was being amortized into revenue over 21 years, which represented the estimated life of the agreement. The marketing and development agreement was terminated in November 2003 by the other party to the agreement. As of the termination date, neither party had any further obligations under the agreement. Therefore, effective on the termination date, we recognized the unamortized portion of deferred revenue related to this agreement.

Research and Development. Research and development expense for the year ended December 31, 2004 was $261,768 compared to $207,913 for the year ended December 31, 2003. Research and development expense consists of expenses incurred in identifying, developing and testing product candidates, which primarily consist of salaries and related expenses for personnel, fees paid to professional service providers for independent monitoring and analysis of our clinical trials, costs of contract research and manufacturing, and costs of facilities. The $53,855, or 26%, increase in research and development expense was primarily due to increased consultant costs related to our preclinical, clinical and contract manufacturing activities, offset by decreases in compensation costs and clinical investigator costs.

General and Administrative. General and administrative expense for the year ended December 31, 2004 was $368,413 compared to $452,446 for the year ended December 31, 2003. General and administrative expense consists primarily of salaries and other related costs for personnel in executive, finance, investor relations, accounting, business development, and human resource functions. Other costs include facility costs not otherwise included in research and development expense, insurance, costs for public and investor relations and professional fees for legal and accounting services. The $84,033, or 19%, decrease in general and administrative expense was primarily due to reduced rent with our move to a smaller space in November 2003, lower patent-related costs, particularly in Europe and the Far East, and lower professional fees, compensation and travel costs. In 2004, due to our lower levels of cash, we reduced spending until additional financing could be raised.

Consulting Revenue. Consulting revenue for the year ended December 31, 2004 was $13,374 compared to $26,000 for the year ended December 31, 2003. The $12,626, or 49%, decrease in consulting revenue was due to the completion of existing consulting engagements and the decision not to seek additional consulting opportunities and instead focus on our preclinical and clinical activities.

Interest Income. Interest income for the year ended December 31, 2004 was $95 compared to $231 for the year ended December 31, 2003. The $136, or 59%, decrease in interest income during the year ended December 31, 2004 over the comparable period in 2003 related to lower average cash balances in 2004.

Interest Expense. Interest expense for the year ended December 31, 2004 was $208,741 compared to $75,176 for the year ended December 31, 2003. The $133,565, or 178%, increase was due to our higher average balances payable to stockholders pursuant to our promissory notes.

HCA Deferred Revenue. HCA deferred revenue for the year ended December 31, 2004 was $0 compared to $225,198 for the year ended December 31, 2003. The revenue in 2003 related to the termination of a marketing, development and distribution agreement and the recognition of all remaining revenue that had been deferred under the terms of the agreement.

Miscellaneous Income. Miscellaneous income for the year ended December 31, 2004 was $5,206 compared to $30,729 for the year ended December 31, 2003. The $25,523, or 83%, decrease in miscellaneous income primarily related to deferred rent adjustments related to our move to a new space in November 2003, offset by a $4,165 increase in rental income from the subleasing of office space.

Liquidity and Capital Resources

We have financed our operations since inception through the sale of equity securities and the issuance of debt. As of September 30, 2005, we had approximately $4,830,000 in unrestricted cash and equivalents.

During the nine months ended September 30, 2005, cash of $1,785,000 was used in operations, primarily due to a net loss of $2,348,000, a $2,088,000 non-cash gain attributable to the forgiveness of debt, a decrease in prepaid expenses and other current assets of $51,000, and a decrease in accounts payable and accrued expenses of $40,000, offset by stock-based compensation expense of $168,000 and non-cash restructuring expenses of $2,521,000.

During the nine months ended September 30, 2005, cash of $223,000 was used in investing activities due to $23,000 in purchases of property and equipment, an increase in restricted cash of $195,000 and an increase in deposits of $5,000.

During the nine months ended September 30, 2005, financing activities provided cash of $6,828,000 consisting of net proceeds of $2,680,000 from the sale of preferred stock, net proceeds of $3,819,000 from the sale of units (each unit initially consisting of 20,000 shares of common stock and a warrant to purchase 10,000 shares of common stock), and $850,000 from the issuance of promissory notes, partially offset by $521,000 in payments on promissory notes payable to stockholders and holders of our long-term debt. On October 3, 2005, we completed a second closing of our Series A preferred stock financing and received net proceeds of $184,000.

We believe that our available cash and cash equivalents will be sufficient to meet our working capital requirements, including operating losses, and capital expenditure requirements until September 2006, assuming that our business plan is implemented successfully.

However, we believe that we will need to raise additional capital within the next twelve months in order to support the planned growth of our business. We may seek additional funding through collaborative arrangements and public or private financings. Additional funding may not be available to us on acceptable terms or at all. In addition, the terms of any financing may adversely affect the holdings or the rights of our stockholders. For example, if we raise additional funds by issuing equity securities, further dilution to our existing stockholders may result. If we are unable to obtain funding on a timely basis, we may be required to significantly curtail one or more of our research or development programs. We also could be required to seek funds through arrangements with collaborators or others that may require us to relinquish rights to some of our technologies, product candidates, or products which we would otherwise pursue on our own.

Even if we are able to raise additional funds in a timely manner, our future capital requirements may vary from what we expect and will depend on many factors, including the following:

•	the timing, receipt, and amount of milestone and other payments, if any, from collaborators;

•	the resources required to successfully complete our clinical trials;

•	the time and costs involved in obtaining regulatory approvals;

•	continued progress in our research and development programs, as well as the magnitude of these programs;

•	the cost of manufacturing activities;

•	the costs involved in preparing, filing, prosecuting, maintaining, and enforcing patent claims; and

•	our ability to establish and maintain additional collaborative arrangements.

Recently Issued Accounting Pronouncement

On December 16, 2004, the Financial Accounting Standards Board issued SFAS 123 (revised 2004), Share-Based Payment, which is a revision of SFAS 123 (SFAS 123R). SFAS 123R supersedes APB 25 and amends SFAS No. 95, Statement of Cash Flows. Generally, the approach in SFAS 123R is similar to the approach described in SFAS 123, detailed below. However, SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the statement of operations based on their fair values at the date of grant. Pro forma disclosure is no longer an alternative. In April 2005, the SEC delayed the effective date for adoption to no later than the beginning of the first fiscal year beginning after December 15, 2005. Early adoption will be permitted in periods in which financial statements have not yet been issued. We expect to adopt SFAS 123R on January 1, 2006, the commencement of our first quarter of fiscal 2006.

SFAS 123R permits public companies to adopt its requirements using one of two methods. A ‘‘modified prospective’’ is a method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS 123R for all share-based payments granted after the effective date and (b) based on the requirements of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123R that remain unvested on the effective date. A ‘‘modified retrospective’’ is a method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS 123 for purposes of pro forma disclosures either of (a) all prior periods presented or (b) prior interim periods of the year of adoption. We have yet to determine which method to use in adopting SFAS 123R.

As permitted by SFAS 123, we currently account for share-based payments to employees using APB 25's intrinsic value method and, as such, generally recognize no compensation cost for employee stock options. Accordingly, the adoption of SFAS 123R's fair-value method may have a significant impact on our reported results of operations, although it will have no impact on our overall financial position. The impact of adoption of SFAS 123R cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had we adopted SFAS 123R in prior periods, the impact of that standard would have approximated the impact of SFAS 123 as described in the disclosure of pro forma net loss and net loss per share in Note 3 to our financial statements. We are currently evaluating the impact of the adoption of SFAS 123R on our financial position and results of operations, including the valuation methods and support for the assumptions that underlie the valuation of the awards.

BUSINESS

We were incorporated in June 1996 as AVAM International, Inc. In October 1998, Novelos Therapeutics, Inc., a newly incorporated entity, merged into AVAM, and the name of AVAM was changed to Novelos Therapeutics, Inc. In June 2005, we merged with Common Horizons, Inc., a Nevada corporation, and the surviving company was Novelos Therapeutics, Inc.

We are a development stage biotechnology company commercializing two promising oxidized glutathione-based compounds, NOV-002 and NOV-205. We believe these compounds could have clinical value in the treatment of a number of cancers and both hepatitis B and C. Both compounds have completed clinical trials in humans and have been approved for use in the Russian Federation where they were developed. NOV-002, marketed in Russia by ZAO BAM, a company controlled by one of our directors, Mark Balazovsky, under the trade name GLUTOXIM®, has been administered to over 5,000 patients, demonstrating clinical efficacy and excellent safety. For more information regarding ZAO BAM, see the section entitled, ‘‘Certain Relationships and Related Transactions.’’ The U.S.-based Phase 1/2 clinical study of NOV-002 in combination with chemotherapy for lung cancer has been completed, with what we believe to be, positive results. The FDA advised us in December 2005 that they agreed with us that advancing NOV-002 into a single pivotal Phase 3 study in advanced non-small cell lung cancer, in combination with first-line chemotherapy, is warranted. We will seek to finalize the pivotal Phase 3 study design under a Special Protocol Assessment during the first half of 2006. The primary endpoint of this study will be overall, rather than one year, survival and we expect enrollment to begin in the third quarter of 2006. We expect to file an Investigational New Drug Application with the FDA for NOV-205 as a mono-therapy for hepatitis C by year-end 2005 and initiate a U.S.-based Phase 1/2 clinical study in early 2006.

NOV-002, our lead compound, is being developed to treat non-small cell lung cancer. NOV-002 is designed to act as a chemoprotectant and an immunomodulator. In a 1996 to 1998 Russian study, NOV-002 increased the one-year survival rate from 17% to 63% when used in combination with chemotherapy. This result represents an 80% improvement over the U.S. survival rate of 35% that results from the current standard of care. A U.S.-based Phase 1/2 clinical study of NOV-002 has been completed in which treated patients demonstrated improved objective tumor response (defined as greater than 50% tumor shrinkage) and higher tolerance of chemotherapy versus the control group. NOV-002 was well tolerated, thus adding to the compound’s already extensive safety data base.

We are also developing NOV-002 to treat ovarian cancer. In a 1998 Russian study, NOV-002 sensitized previously platinum-resistant ovarian cancer patients to chemotherapy. In combination with NOV-002, 80% of the women responded favorably to the same chemotherapy that they had failed previously.

We are also developing NOV-002 for the treatment of acute radiation injury. Animal models have shown that NOV-002 may provide a significant survival advantage if administered following a catastrophic radiation exposure from, for example, a nuclear weapon, a dirty bomb or an accident at a nuclear power plant.

We are developing NOV-205 to treat chronic hepatitis C in the U.S. NOV-205 is designed to act as a hepatoprotective agent with immunomodulating and antiviral activity. In Russian clinical studies completed in 1999, NOV-205 has been shown to greatly reduce or eliminate viral loads and to vastly improve liver function.

From October 1, 2003 to September 30, 2005, we spent approximately $1,100,000 over the past two years on research and development activities.

Business Strategy

Our primary objective is to fully exploit our proprietary scientific and intellectual property position in glutathione-modulating therapeutics. NOV-002 has demonstrated an excellent safety and efficacy profile in Russia, both in clinical studies and in commercial distribution, as an adjunctive treatment to chemotherapy for a number of different cancers. The Russian data is particularly compelling in non-small cell carcinoma and refractory (resistant to initial chemotherapy) ovarian cancer, and the current as well as projected unmet medical need in these types of cancer is great. Positive results in a controlled U.S-based Phase 1/2 lung cancer study suggests that the Russian experience can be replicated here. Therefore, we are implementing a focused program in each of these indications designed to gain FDA approval in the shortest amount of time with a reasonable amount of expense.

Likewise, NOV-205 has demonstrated the ability to substantially decrease the viral load of patients with either hepatitis B or C as well as to restore normal liver function. In the U.S., both hepatitis B and C are relatively large markets, but hepatitis B is reasonably well served. Therefore, we will concentrate clinical development efforts on chronic hepatitis C, which should represent a more direct path to regulatory approval as well as providing patients with an improved therapy regimen. We will seek to out-license hepatitis B indication in the Far East where the incidence of the disease is very high.

We also intend to aggressively explore the commercial potential of NOV-002 for treatment of acute radiation injury in the U.S. and abroad to address the growing concern over catastrophic radiation exposure from, for example, a nuclear weapon, a dirty bomb or an accident at a nuclear power plant. Significantly, animals treated with NOV-002 demonstrated an increase of two- to three-fold survival (measured at thirty days) compared to the irradiated control animals. In December 2004, we responded with a Capability Statement to the U.S. Department of Health and Human Services’ Request for Information seeking radiation treatment drugs, and intend to submit a formal proposal in 2006.

For both NOV-002 and NOV-205, we plan to develop the product in the U.S. to the point where initiation of a pivotal trial is possible. At that point, we plan to out-license the drug and indication in Europe and/or Japan and use resources from these arrangements to offset in part the expense of the pivotal trials. In addition, we plan to out-license non-strategic indications, like hepatitis B, in markets like the Far East (including China and India). We further plan to leverage the Small Business Technology Transfer program and U.S. State Department grants, which support Russian scientific employment in the biomedical sciences, to provide additional funding for preclinical development initiatives.

Technology Overview

Glutathione is a naturally occurring substance present in nearly all cells of the body. The glutathione pathway consists of glutathione, oxidized glutathione, the primary component of NOV-002, and associated metabolic enzymes. It is considered to be the most important cellular system for protection against the toxic effects of a variety of cell-damaging molecules. More recently, it has become evident that in addition to this cell protective role, a key function of the glutathione system is to dynamically regulate cell function by reversibly altering the structure of proteins via a process termed glutathionylation. The resulting activation/inhibition of protein function is analogous to the much-studied role of protein phosphorylation as a cellular regulatory mechanism.

Thus, changes in the ratio of intracellular glutathione and oxidized glutathione can trigger glutathionylation, affecting cell signaling pathways that govern a variety of critical cell functions including gene expression, cell proliferation, growth arrest and apoptosis (programmed cell death). Importantly, it has been shown that oxidized glutathione itself is capable of causing protein glutathionylation leading to changes in cell signaling pathway function. Examples of effects of oxidized glutathione on gene expression include regulation of gene transcription factors such as NFkB and AP-1 which have been shown to have pivotal roles in the regulation of many genes involved in immune and inflammatory responses, including cytokines and growth factors. Findings with NOV-002 in animals and man (e.g., cell protection; effects on cytokine production and blood cell proliferation; immune system modulation) are consistent with the hypothesis that it may act, at least in part, by such a mechanism.

Pharmacological manipulation of glutathione and oxidized glutathione (e.g., including protein glutathionylation) can have multiple (and parallel) effects on cells, with the overall impact on cell function being dependent upon the type of cell and its physiological state (i.e., normal or diseased). In light of this complexity, identification of the precise molecular targets of NOV-002, which account for its clinical effects, is the subject of ongoing study.

Products in Development

Our current developmental pipeline of drugs is based on oxidized glutathione, a natural metabolite, that has shown excellent safety as well as preclinical and clinical efficacy in numerous cancers, hepatitis B and C, HIV, psoriasis, tuberculosis and certain other diseases. The lead products are believed to act via glutathionylation of critical regulatory molecules that mediate immune function, tumor progression (in combination with chemotherapy), and drug detoxification.

NOV-002

NOV-002 is an injectable, small-molecule derivative of a natural metabolite that is being developed in combination with chemotherapy for treatment of lung and ovarian cancer.

NOV-002 for Non-Small Cell Lung Cancer

The drug is approved in Russia for general medicinal usage as an immunostimulant in combination with chemotherapy and antimicrobial therapy, and specifically for indications such as tuberculosis. Active additional trials in Russia are underway for non-small cell lung cancer and psoriasis in order to register the drug for these specific labels. Efficacy and excellent safety has been demonstrated in trials with 340 patients with several types of cancer including: non-small cell lung cancer, colorectal cancer, pancreatic cancer, breast cancer and ovarian cancer. Since the Russian Ministry of Health approval in 1998, NOV-002 has been administered to over 5,000 patients.

According to the American Cancer Society, in 2004, about 1.4 million U.S. men and women were expected to be diagnosed with cancer. In 2004, over 500,000 U.S. cancer patients were expected to die, which makes cancer the second leading cause of death in the U.S., exceeded only by deaths related to heart disease. Lung cancer is the leading cause of cancer death in the U.S. It was expected that in 2004 approximately 175,000 people would be diagnosed with lung cancer and 160,000 would die as a result. According to Needham & Company, the pharmaceutical market for treating lung cancer in the U.S. was approximately $800 million in 2003. Non-small cell lung cancer accounts for more than 80% of lung cancer. Only about 15% of non-small cell lung cancer patients are diagnosed early enough to be eligible for surgery.

Platinum-based chemotherapy regimens are standard first-line treatment for advanced non-small cell lung cancer patients, since these patients are not eligible for surgery. Carboplatin and paclitaxel are the most common combination therapy in the U.S., while cisplatin and gemcitabine are more common in Europe. During treatment, patients continue to be subject to serious adverse effects. According to December 2003 Credit Suisse First Boston and UBS reports, one-year survival rate for first-line therapy is typically only 35%, median survival is 8.5 months and an objective response rate is about 21%. Overall, less than 5% of the patients survive five years. Docetaxel is approved for use as second-line treatment of non-small cell lung cancer. New regimens with existing cytotoxic drugs are expected to provide only incremental improvements in efficacy and/or safety, but are very expensive. Newly emerged targeted biologic therapies, such as Astra Zeneca’s IRESSA®, OSI’s TARCEVA® and Genentech’s AVASTIN®, may offer some limited benefit for certain patients, but overall efficacy has remained low, there are safety concerns and the costs are very high. Thus, there is a lack of effective treatments for non-small cell lung cancer, particularly for late stage patients.

NOV-002, unlike any other marketed drug or product in development, appears to be generally synergistic with chemotherapy in that it allows the patient to safely undergo more regimes of chemotherapy and produces a clinical survival benefit (63% in Russian study versus 35% typical in the U.S.). We expect that NOV-002 will be used in combination with existing and future first- and second-line chemotherapy treatments and may be complementary to certain recently emerging third-line products. Thus, we expect NOV-002 to be used across the entire treatment spectrum for non-small cell lung cancer.

Numerous clinical studies have been concluded in the Russian Federation over the last decade, and NOV-002 was approved as an adjunct to chemotherapy in Russia in 1998. Evidence of clinical safety and efficacy was demonstrated in 340 patients with 13 types of cancers, including non-small cell lung cancer. These clinical studies were also presented to the FDA in the U.S. Investigational New Drug Application, which we filed in 1999. Overall, the studies revealed that NOV-002 could be safely and effectively added to various chemotherapy regimens and the patients tolerated the combination therapy better than standard chemotherapy alone. The patients had a better quality of life and rapid restoration of hematological and immunological indices.

In St. Petersburg, Russia, a multi-center, randomized, open-label study was conducted to evaluate the safety and efficacy of NOV-002 in patients with non-small cell lung cancer. The overall results of the Russian non-small cell lung cancer study were impressive. NOV-002, used in combination with chemotherapy, dramatically and significantly increased the one year survival rate (63% treated group vs. 17% control). NOV-002 significantly improved the patient’s ability to conduct daily activities and quality of life, increased tolerance to chemotherapy, improved hematologic parameters and improved or normalized kidney/liver toxicity markers. Importantly, no NOV-002 associated adverse effects were observed. In addition, in an independent non-small cell lung cancer study (of similar design) in Moscow, 55% of the patients survived for one year.

The FDA accepted our sponsored Phase 1/2 clinical study in late 1999. An Investigational New Drug Application was supported by the Russian experience, namely clinical safety and efficacy, extensive animal toxicology studies and a comprehensive chemistry and manufacturing package. The aim of the Phase 1/2 clinical study was to demonstrate safety, detect trends towards efficacy, and support initiation of the Phase 2B/3 study. The FDA advised us in December 2005 that they agreed with us that advancing NOV-002 into a single pivotal Phase 3 study in advanced non-small cell lung cancer, in combination with first-line chemotherapy, is warranted. We will seek to finalize the pivotal Phase 3 study design under a Special Protocol Assessment during the first half of 2006. The primary endpoint of this study will be overall, rather than one year, survival and we expect enrollment to begin in the third quarter of 2006.

Forty-four chemotherapy-naive late-stage lung cancer patients who have not received prior chemotherapy were randomized to one of three groups for six months of treatment:

•	Group A: NOV-002, administered intravenously and intramuscularly, in combination with cytotoxic chemotherapy.

•	Group B: NOV-002, administered intravenously and subcutaneously, in combination with cytotoxic chemotherapy.

•	Group C: Cytotoxic chemotherapy alone was administered to this control group.

Based on the study protocol, the intent-to-treat analysis of the best overall objective tumor response (e.g., complete or partial tumor shrinkage) showed that eleven out of sixteen (69%) NOV-002 treated patients in Group B demonstrated greater than 50% tumor shrinkage versus only five out of fifteen (33%) in the control group (C). This difference was statistically significant (p=0.044 in a stratified analysis). Six out of thirteen (46%) patients in Group A demonstrated an objective response.

Further, NOV-002 treated patients better tolerated cytotoxic chemotherapy as evidenced by their ability to receive more cycles of chemotherapy compared to the control group (C). 100% of patients in Group B and 85% in Group A were able to complete four cycles of chemotherapy, while only 50% of control group patients (C) were able to do so. These differences were statistically significant (p=0.004). In addition, NOV-002 was well tolerated in this patient population, adding to NOV-002’s already extensive safety database.

NOV-002 for Refractory Ovarian Cancer

According to the American Cancer Society, in 2004, 25,000 U.S. women were expected to be diagnosed with ovarian cancer, and 16,000 women were expected to die from it. According to Needham & Company, the pharmaceutical market for treating ovarian cancer was estimated to be $280 million in 2003. There is a lack of effective treatment, particularly in the case of refractory patients (those that do not respond to chemotherapy). First-line chemotherapy treatment is the same in ovarian cancer as in non-small cell lung cancer.

Standard first-line treatment for ovarian cancer patients is carboplatin and paclitaxel chemotherapy combination. Doxorubicin and topotecan alternate as second- and third-line chemotherapy treatments.

Refractory ovarian cancer patients have a very poor prognosis because they are faced with inadequate therapeutic options. According to a Lehman Brothers report dated September 2002,

response rates from second-line treatments, such as doxorubicin and topotecan, are typically less than 12%. Re-exposure to cisplatin-based treatment will typically have less than a 15% response rate.

Our clinical data, generated in Russia in 1998, suggests the ability of NOV-002 to sensitize previously platinum-resistant ovarian cancers. A 40% objective response rate (in combination with platinum-based chemotherapy) compares very favorably to current alternatives. Objective response is defined as partial (50% or greater tumor reduction) or complete response; it does not include stabilization of the disease or small reductions in tumor size. Thus, NOV-002 has the potential to be used across the full spectrum of patients with platinum-refractory disease.

In Russia in 1998, 20 ovarian cancer patients were treated for three cycles with standard chemotherapy. All patients were assessed with progressive disease according to qualitative assessments and Cancer Antigen 125. The patients were then treated with NOV-002 for three to four weeks, followed by three more cycles of the same chemotherapy (which they previously failed) in conjunction with NOV-002. None of the patients responded to chemotherapy alone. However, 80% of the patients (16 out of 20) demonstrated a qualitative response to NOV-002. 40% of the patients demonstrated a partial or complete response (8 out 20). Positive results were further substantiated by a significant reduction of Cancer Antigen 125 for NOV-002 treated patients. Thus, NOV-002 has the potential to be used across the full spectrum of patients with platinum-refractory disease.

In the U.S., we formulated an ovarian cancer development strategy. We plan to pursue it via the open Investigational New Drug Application for NOV-002. We plan to submit to the FDA a study design in platinum-refractory ovarian cancer patients, and proceed with a Phase 2 study in the second quarter of 2006.

NOV-002 for Treatment of Acute Radiation Injury

Significant market opportunity and unmet need exists for a drug that may safely treat the effects of acute radiation injury. In today’s world, there appears to be more concern than ever about an attack by a nuclear weapon, a dirty bomb or an attack or accident at a nuclear power plant. The majority of deaths following such an attack do not result from the explosion itself, but from bone marrow suppression, which in turn leads to neutropenia (severe loss of white blood cells, neutrophils, leaving the body defenseless against infections) and depletion of platelets (key clotting factors that stop bleeding). The window of opportunity to treat radiation injury is short, thus the drug would need to be stockpiled at the local level in high risk areas, such as military bases, major population centers and within a 10-50 mile radius of a nuclear power plant facilities.

Current treatment options are essentially non-existent. Potassium iodide is the only pharmaceutical agent that has been stockpiled in the event of radiation exposure. However, it is only effective in reducing the risk of thyroid cancer, and does not protect the body from acute radiation injury. Similarly, the FDA recently approved pentetate calcium trisodium injection and pentetate zinc trisodium injection, which have already been in use for decades to treat radiation contamination caused by industrial accidents. The goal of treatment with these agents is to help remove the radioactive elements from the body and reduce the risk of the development of illnesses such as cancer that can occur years after exposure, but do not address acute radiation injury.

NOV-002 is a safe, clinically proven product that has the potential to reduce the development of neutropenia, increase bone marrow cells and improve chances of survival when administered at times after acute exposure to radiation. NOV-002 has been safely administered to several thousand Russian patients since the mid-1990s and to a limited number of U.S. persons in a U.S. Phase 1/2 lung cancer study. Further, NOV-002 has already demonstrated the ability to restore hematological parameters and boost immune function in cancer patients receiving chemotherapy.

In Russian preclinical experiments in 2003, groups of mice and rats were irradiated. The animals treated with NOV-002 demonstrated an increase of two- to three-fold survival (measured at thirty days) compared to the irradiated control animals. Moreover, there was a 2.5 times increase in the number of hematopoietic colony-forming units in the spleens of mice receiving NOV-002 after radiation, as compared to those receiving radiation alone. In another experiment, two groups of rats were irradiated. The control group received no treatment. The treated group received daily injections of NOV-002. The NOV-002 treated animals did not experience severe neutropenia.

We intend to aggressively explore the commercial potential of NOV-002 for radiation protection in the U.S. and abroad, to address the growing concern over catastrophic radiation exposure from a nuclear weapon, a dirty bomb, or an attack/accident at a nuclear power plant. In December 2004, we submitted a Capability Statement in response to a U.S. Department of Health and Human Services’ Request for Information for Therapeutics to Treat Neutropenia and Thrombocytopenia Associated with the Acute Radiation Syndrome. We are currently planning animal experiments with Shriners Hospitals to confirm the radiation protection results from Russia. We plan to submit a proposal to the Department of Health and Human Services in 2006 for the treatment of patients with NOV-002 after acute exposure to lethal radiation.

NOV-205

NOV-205 for Chronic Hepatitis C

NOV-205 is a unique, injectable, small molecule proprietary formulation of oxidized glutathione stabilized with inosine. NOV-205 is being developed in the U.S. for the treatment of chronic hepatitis C.

NOV-205 was approved in Russia by the Ministry of Health in 2001 as a mono-therapy agent to treat hepatitis B and C and has an excellent safety profile. The drug has been effective in safely reducing the viral load and improving the liver function of hepatitis B and C patients. The Russian approval of NOV-205 was supported by a Russian New Drug Application, which included three studies in hepatitis B and three studies in hepatitis C, totaling 90 treated patients. An additional 88 patients were treated in previous anecdotal studies. No NOV-205 related adverse events were reported among any of the 178 patients treated in these studies.

Overall, NOV-205 was effective in reducing the viral load and improving the liver function of hepatitis patients, with relatively short treatment periods of only one to two months. In addition to its efficacy, NOV-205 is very safe in contrast to the currently approved therapies in the U.S., which have limited effectiveness, are expensive and have severe side effects (such as fatigue, fever, headaches, muscle pain), particularly in the case of chronic hepatitis C. Pegylated interferon and ribavirin combinations, on the other hand, have limitations of safety and tolerability (40-65% of treated patients experience fatigue, depression, fever, headaches, muscle pain, anemia).

According to the World Health Organization, chronic hepatitis C affected 170 million people worldwide in 2003, and up to four million people are newly infected each year. Chronic infection can progress to cirrhosis and end-stage liver disease. While there are varying estimates about the size of the global market for hepatitis C drugs, the current market is believed to be in excess of $2 billion per year, growing to $4 billion by 2007 and over $10 billion by 2012. In the U.S., according to the Centers for Disease Control and Prevention, an estimated 3.9 million persons were infected with hepatitis C, and 2.7 million persons in the U.S. had chronic infection in 2003. Hepatitis C infections account for approximately 30,000 new infections and 8,000-10,000 deaths each year in the U.S.

Chronic hepatitis C drugs such as the pegylated interferon and ribavirin combos are difficult to tolerate for many patients. Furthermore, these drugs are only effective in relatively few patients and are very expensive. The new product pipeline is relatively small due to a lack of predictive animal models. While a few are novel approaches in early stage development, most are variations of ribavirin and interferon.

NOV-205 appears to have a number of advantages over the current chronic hepatitis C drugs, including greatly improved safety and side-effect profiles, improved efficacy potential based on data observed to date, and manufacturing cost advantages.

In Russian clinical studies, 40-60% of the chronic hepatitis C patients did not have any measurable viral load, and patients on average experienced a substantial improvement in liver function, during only one to two months of treatment. Significantly, these responses were largely maintained during the one to three months of follow up.

On the basis of the Russian New Drug Application package submitted to the Russian Ministry of Health in 2001, we expect to submit to the FDA an Investigational New Drug Application by year-end 2005 for mono-therapy in chronic hepatitis C. We expect to begin Phase 2 efficacy studies with NOV-205 in early 2006.

Other Clinical Indications

We have seen encouraging clinical results from Russia in other indications, such as treatment of patients with severe forms of psoriasis with NOV-002 and treatment of patients with hepatitis B as well as HIV with NOV-205. However, we are a small company with limited economic and personnel resources, and thus do not intend to pursue these indications at the present time.

Research and Preclinical Programs

We have a scientific research collaboration with Kenneth Tew, Ph.D., D.Sc., chairman of the department of cell and molecular pharmacology and experimental therapeutics at Medical University of South Carolina. Dr. Tew is also a chairman of our scientific advisory board. A detailed preclinical development plan has been formulated with Dr. Tew. The general objectives of the plan are to add to the understanding of NOV-002 and NOV-205 as drug products to facilitate the: (1) design and execution of clinical studies, (2) interactions with the FDA and (3) interactions with others in the scientific community.

We are also working with Jeffrey Gelfand, M.D., senior advisor for international medical affairs at Partners Healthcare System (Massachusetts General Hospital, Harvard, Dana Farber, Brigham and Women’s) and director of the Center for Integration of Medicine and Innovative Technology, as well as with the U.S. State Department to continue research and development efforts in Russia. Through an ongoing effort, the U.S. State Department has committed over $30 million to convert former Russian bioweapons facilities into research medical institutions with technologies and products suitable for commercialization. We hope to launch several mechanistic and oral formulation experiments as well as host defense animal studies through this effort. We further expect Dr. Gelfand’s new laboratory at Shriners Hospitals to commence a program in animal models to confirm our radiation protection results from Russia.

We intend to continue to collaborate, through ZAO BAM, with leading Russian research institutions in Moscow and St. Petersburg to enhance the basic science of the glutathione pathway, support development of NOV-002 and NOV-205 and develop additional products and product forms. Further, through our contacts in Russia, we continue to have unique access to products and technologies not only developed by ZAO BAM, but also by other research institutions and scientists.

Manufacturing

Our proprietary manufacturing process is well developed according to current Good Manufacturing Principles, simple, inexpensive and scalable. We have used U.S. and Canadian contract manufacturing facilities to support our U.S. development efforts. We do not plan to build manufacturing capability over the next several years. Rather, we plan to continue to employ contract manufacturers.

The active pharmaceutical ingredient of NOV-002 is manufactured in the U.S. in compliance with current Good Manufacturing Principles at Synthetech (Albany, OR) in a single, very cost effective synthetic step and then lyophilized into a powder at Oregon Freeze Dry (Albany, OR). It is then filled, finished and packaged at Dalton Pharma Services (Toronto, Canada) as a sterile filtered, aseptically processed solution for intravenous, intramuscular and/or subcutaneous use. NOV-002 Clinical Trial Material, API and vials, successfully completed 36-month stability studies.

Similar to NOV-002, NOV-205’s active pharmaceutical ingredient is manufactured in compliance with current Good Manufacturing Principles in a single, very cost effective, synthetic step at Synthetech and then lyophilized into a powder at Oregon Freeze Dry. It is then filled, finished and packaged at Dalton Pharma Services.

Intellectual Property

We own all intellectual property rights worldwide (excluding Russia and other states of the former Soviet Union) related to both clinical compounds and other pre-clinical compounds based on oxidized glutathione. We have four patents in the U.S., two in Europe, one in Japan and one in Canada. We have also filed over 30 patent applications worldwide.

Our breadth of intellectual property will allow us to expand our pipeline by claiming and commercializing additional compounds that are based on oxidized glutathione.

Employees

As of November 15, 2005, we had five employees, all of whom are full-time employees. We believe our relationships with our employees are good.

Regulation

The manufacturing and marketing of NOV-002 and NOV-205 and our related research and development activities are subject to regulation for safety, efficacy and quality by numerous governmental authorities in the United States and other countries. We anticipate that these regulations will apply separately to each drug and compound in our drug therapy technology. We believe that complying with these regulations will involve a considerable level of time, expense and uncertainty.

In the United States, drugs are subject to rigorous federal regulation and, to a lesser extent, state regulation. The Federal Food, Drug and Cosmetic Act and other federal and state statutes and regulations govern, among other things, the testing, manufacture, safety, efficacy, labeling, storage, record keeping, approval, advertising and promotion of our drugs. Drug development and approval within this regulatory framework is difficult to predict and will take a number of years and involve the expenditure of substantial resources.

The steps required before a pharmaceutical agent may be marketed in the United States include:

•	Pre-clinical laboratory tests, in vivo pre-clinical studies and formulation studies;

•	The submission to the FDA of an Investigational New Drug Application for human clinical testing, which must become effective before human clinical trials can commence;

•	Adequate and well controlled human clinical trials to establish the safety and efficacy of the product;

•	The submission of a New Drug Application or Biologic Drug License Application to the FDA; and

•	FDA approval of the New Drug Application or Biologic Drug License Application prior to any commercial sale or shipment of the product.

In addition to obtaining FDA approval for each product, each domestic product manufacturing facility must be registered with, and approved by, the FDA. Domestic manufacturing facilities are subject to biennial inspections by the FDA and must comply with the FDA’s Good Manufacturing Practices for products, drugs and devices.

Whether or not FDA approval has been obtained, approval of a product by regulatory authorities in foreign countries must be obtained prior to the commencement of commercial sales of the drug in such countries. The requirements governing the conduct of clinical trials and drug approvals vary widely from country to country, and the time required for approval may be longer or shorter than that required for FDA approval. Although there are some procedures for unified filings for certain European countries, in general, each country at this time has its own procedures and requirements.

LITIGATION

There are no legal proceedings pending, or to our knowledge, threatened against us.

PROPERTIES

We lease our executive offices in Newton, Massachusetts. Our office consists of approximately 2,200 square feet for approximately $4,830 per month. This lease expires in August 2006. We believe that our present facilities are adequate to meet our current needs. If new or additional space is required, we believe that adequate facilities are available at competitive prices.

MANAGEMENT

Directors and Executive Officers

Our directors and executive officers are as follows:

Name	Age	Position
Simyon Palmin	61	Chairman of the Board
Harry S. Palmin	35	President, Chief Executive Officer, Director
George R. Vaughn	52	Chief Financial Officer and Chief Accounting Officer
M. Taylor Burtis	55	Vice President of Regulatory, Quality and Compliance
Christopher J. Pazoles, Ph.D.	55	Vice President of Research and Development
Mark Balazovsky	68	Director
Michael J. Doyle (1) (2) (3)	47	Director
Sim Fass, Ph.D. (1) (2) (3)	63	Director
David B. McWilliams (2) (3)	62	Director
Howard M. Schneider (1) (3)	61	Director

(1) Member of the audit committee.

(2) Member of the compensation committee.

(3) Member of the nominating and corporate governance committee.

Our executive officers are appointed by, and serve at the discretion of, our board of directors. Simyon Palmin is the father of Harry Palmin.

Simyon Palmin. Mr. Palmin founded us in 1996. He has served as our chairman of the board and director of Russian relations since 1996. From 1996 to February 2004, he served as our chief executive officer. From 1984 to 1998, Mr. Palmin served as vice president of strategic planning and vice president of new product development of Design Components Inc. Mr. Palmin received a B.S. in naval instrumentation from St. Petersburg Navy Institute, St. Petersburg, Russia and a M.A. in aviation instrumentation from the Institute of Aviation Instrumentation, St. Petersburg, Russia. He also completed studies for a Ph.D. in electrical engineering.

Harry S. Palmin. Mr. Palmin has served as our president and a director since 1998 and our chief executive officer since January 2005. From 1998 to September 2005, he served as our acting chief financial officer. From 1996 to 1998, he was a vice president at Lehman Brothers and from 1993 to 1996, he was an associate at Morgan Stanley & Co. Mr. Palmin earned a B.A. in economics and business, magna cum laude, and a M.A. in international economics and finance from the International Business School at Brandeis University. He has also studied at the London School of Economics and the Copenhagen Business School.

George R. Vaughn. Mr. Vaughn has served as our chief financial officer and chief accounting officer since September 2005. Since June 2004, he has also served as the chief financial officer of Vistula Communications Services, Inc. In 1995, Mr. Vaughn founded Vaughn & Associates, P.C., a professional services organization that provides interim and part-time chief financial officer, outsourced financial management, and tax advisory services for emerging and established businesses. From 1990 to 1995, Mr. Vaughn served as chief financial officer of XRL, Inc. Mr. Vaughn is a certified public accountant and is a member of the American Institute of Certified Public Accountants and the Massachusetts Society of Certified Public Accountants. He holds a B.S. in business administration from Stonehill College.

Christopher J. Pazoles, Ph.D. Dr. Pazoles has served as our vice president of research and development since July 2005. From May 2004 to June 2005, he held a senior research and development position at the Abbott Bioresearch Center, a division of Abbott Laboratories. From October 2002 to January 2004, he served as chief operating officer and head of research and development at ALS Therapy Development Foundation. From 1994 to October 2002, Dr. Pazoles

served as vice president of research for Phytera, Inc. From 1981 to 1994, he served as a researcher and senior manager with Pfizer. Dr. Pazoles holds a Ph.D. in microbiology from the University of Notre Dame.

M. Taylor Burtis. Ms. Burtis has served as our vice president of regulatory, quality and compliance since July 2005. From October 2004 to June 2005, she served as a senior director of regulatory affairs at Therion Biologics. From November 2003 to September 2004, she served as a senior director of regulatory affairs at Antigenics. From May 2000 to October 2003, Ms. Burtis served as an associate director for worldwide regulatory affairs at Wyeth BioPharma. From 1996 to April 2000, she served as a senior manager of regulatory affairs at Genentech. From 1992 to 1996, Ms. Burtis was an FDA consumer safety officer in the Office of Compliance at the Center for Biologics Evaluation and Research. From 1991 to 1992, Ms. Burtis served as a medical research manager at Boston Veterans Administration Center. From 1987 to 1991, she served as a research lab manager at Children’s Hospital, from 1985 to 1987, she served as a laboratory director at Brigham & Women’s Hospital and from 1980 to 1985, she served as a technical specialist international liaison with the American Red Cross. Ms. Burtis earned a B.S. in biology from Framingham State College and a M.B.A. in operations and strategy from Simmons College.

Mark B. Balazovsky. Mr. Balazovsky has served as one of our directors since 1996. In 1992, Mr. Balazovsky founded ZAO BAM, a Russian pharmaceutical company carrying out research, development and commercialization of drugs derived from oxidized glutathione, and has served as its general director since then. Since 1993, Mr. Balazovsky has also served as president of the Foundation for Medical-Pharmaceutical Programs. From 1965 to 1975, Mr. Balazovsky served as an engineer and deputy chief designer of the Radio-Technical Research and Development Facility. From 1960 to 1965, he served as an engineer at the Research and Development Facility of long-range communications. Mr. Balazovsky is also chairman of the board of Uyut, a private company. Mr. Balazovsky holds a B.S. and M.S. in radiocommunications and radiobroadcasting from the Institute of Communications, St. Petersburg, Russia.

Michael J. Doyle. Mr. Doyle has served as one of our directors since October 2005. Since January 2005, he has served as chief executive officer of Windward Advisors. From March 2000 to December 2004, Mr. Doyle served as chairman and chief executive officer of Salesnet. From 1989 to 1997, he served as chairman and chief executive officer of Standish Care/Carematrix, a company he founded. He received a B.S. in biology from Tufts University and a M.B.A. with a concentration in finance and health care from the University of Chicago, where he was a Kaiser Fellow.

Sim Fass, Ph.D.    Dr. Fass has served as one of our directors since February 2005. Dr. Fass served as chief executive officer and chairman of Savient Pharmaceuticals from 1997 to 2004, its president and chief executive officer from 1984 to 1997, and its chief operating officer from 1983 to 1984. From 1980 to 1983, Dr. Fass served as vice president and general manager of Wampole Laboratories. From 1969 to 1980, he held a number of marketing, sales and senior management positions at Pfizer, Inc in both pharmaceuticals and diagnostics. He received a B.S. in biology and chemistry from Yeshiva College and a doctoral degree in developmental biology/biochemistry from the Massachusetts Institute of Technology.

David B. McWilliams. Mr. McWilliams has served as one of our directors since March 2004. From February 2004 to December 2004, Mr. McWilliams performed chief executive officer services for us. Since August 2004, Mr. McWilliams has served as chief executive officer of PharmaFrontiers Corp. From 1992 to March 2002, he served as president, chief executive officer and a director of Encysive Pharmaceuticals (formerly Texas Biotech). From 1989 to 1992, Mr. McWilliams served as president, chief executive officer and director of Zonagen. From 1984 to 1988, he served as president and chief executive officer of Kallestad Diagnostics. From 1980 to 1984, he served as president of Harleco Diagnostics Division. From 1972 to 1980, he was an executive at Abbott Laboratories, rising to general manager for South Africa. From 1969 to 1972, he was a management consultant at McKinsey & Co. Mr. McWilliams is also a director of Fairway Medical Technologies, Houston Technology Center and Texas Healthcare and Bioscience Institute. Mr. McWilliams received a M.B.A. in finance from the University of Chicago and a B.A. in chemistry, Phi Beta Kappa, from Washington and Jefferson College.

Howard M. Schneider. Mr. Schneider has served as one of our directors since February 2005. From January to December 2003, he served as chief executive officer of Metrosoft, Inc., and had been an advisor to such company from July 2002 to January 2003. From May 2000 to May 2001, he served as president of Wofex Brokerage, Inc. and from 1965 to 1999, he served as an executive at Bankers Trust Company holding a variety of positions in the commercial banking and investment banking businesses. Mr. Schneider received a B.A., magna cum laude, in economics from Harvard College and a M.B.A. with distinction from New York University.

Employment Agreement

On July 15, 2005, we entered into an employment agreement with Christopher J. Pazoles, Ph.D, whereby he agreed to serve as our vice president of research and development for an initial term of two years. His annual salary is $192,000 for the first year and $195,000 for the second year. Dr. Pazoles is also entitled to a minimum cash bonus of $16,000 at the end of the first year and $25,000 at the end of the second year. Dr. Pazoles’ agreement provides that he is entitled to participate in our employee fringe benefit plans or programs generally available to our senior executives. The agreement further provides that in the event that we terminate Dr. Pazoles without cause or he resigns for good reason (as defined below), we will (i) pay Dr. Pazoles his base salary through the remainder of the term of his employment agreement in monthly installments; (ii) continue to provide him benefits for 12 months after the date of termination; and (iii) pay, on a prorated basis, any minimum bonus or other payments earned.

Dr. Pazoles also entered into a nondisclosure and development agreement with us, which prohibits him from competing with us and soliciting our employees or customers during the term of his employment and for two years thereafter. However, if we terminate his employment without cause, this prohibition will only extend for six months after his termination.

‘‘Cause’’ means Dr. Pazoles (i) has willfully failed, neglected, or refused to perform his duties under the employment agreement; (ii) has been convicted of or pled guilty or no contest to a crime involving a felony; or (iii) has committed any act of dishonesty resulting in material harm to us.

‘‘Good Reason’’ means that Dr. Pazoles has resigned due to our failure to meet any of our material obligations to him under the employment agreement.

Compensation of Directors and Executive Officers

Director Compensation

Howard Schneider receives $5,000 every six months for serving as the chairman of our audit committee. Mr. Schneider and Sim Fass each received a non-qualified stock option to purchase 100,000 shares of our common stock in February 2005. Michael J. Doyle received a non-qualified stock option to purchase 100,000 shares of our common stock in October 2005. Mark Balazovsky received a non-qualified stock option to purchase 20,000 shares of our common stock in May 2004. David McWilliams received a non-qualified stock option to purchase 152,778 shares of our common stock in April 2004 as partial consideration for consulting services. All options were granted at the fair market value on the date of grant. We will also reimburse directors for out-of-pocket expenses incurred in attending board and committee meetings and undertaking certain matters on our behalf. Directors who are our employees will not receive separate fees for their services as directors.

Executive Compensation

Compensation summary.

The following table provides summary information concerning the compensation earned by those individuals who served as our chief executive officer and our one other most highly compensated executive officer for services rendered in all capacities for the year ended December 31, 2004.

Other annual compensation in the form of perquisites and other personal benefits has been omitted as the aggregate amount of those perquisites and other personal benefits was less than $50,000 and constituted less than ten percent of the executive officers’ respective total annual salary and bonus.

Summary Compensation Table

		Annual Compensation			Long-Term Compensation Awards
Name and Principal Position	Year	Salary ($)		Bonus ($)	Securities Underlying Options (#)
Harry S. Palmin President, Chief Executive Officer	2004	$155,000	(1)	—	330,000
Simyon Palmin (2) Chairman, Director of Russian Relations	2004	$172,250	(3)	—	150,000
David McWilliams (4) Interim Chief Executive Officer	2004	—		—	152,778

(1)	Mr. H. Palmin earned $155,000, however, he forgave $119,167 of this salary.

(2)	Mr. S. Palmin served as our chief executive officer from 1996 to January 2004.

(3)	Mr. S. Palmin earned $172,250, however, he forgave $139,750 of this salary.

(4)	Mr. McWilliams performed chief executive officer services for us from February 2004 to December 2004.

Option grants in last fiscal year.

The following table provides information concerning stock options granted to the executive officers named in the summary compensation table.

Option grants in last fiscal year

	Individual Grants
Name	Number of Securities underlying options granted (#) (1)	Percent of total options granted to employees in fiscal year	Exercise price ($/share)	Expiration date
Harry S. Palmin	330,000	38%	$0.01	4/1/2014
Simyon Palmin	150,000	17%	$0.01	4/1/2014
David McWilliams	152,778	17%	$0.01	4/1/2014

(1)	One-third of the shares vested on the date of grant and the remainder vest in equal installments on the first and second anniversary of the date of grant. Further, there is one year acceleration upon completion of a non-bridge loan financing or merger.

(2)	8,488 shares vested on the date of grant and the remainder vest in equal monthly installments over 34 months. Further, there is one year acceleration upon completion of a non-bridge loan financing or merger.

Aggregate option exercises and fiscal year-end option values.

The following table provides information concerning stock options exercised during 2004 and stock options held at December 31, 2004 by the executive officers named in the summary compensation table.

The value of unexercised in-the-money options is based on a price of $0.01 per share, the fair market value of our stock on December 31, 2004 as determined by our board of directors, minus the per share exercise price, multiplied by the number of shares underlying the option.

Aggregated option exercises in last fiscal year and fiscal year-end option values

	Shares acquired on exercise (#)		Number of securities underlying unexercised options at fiscal year-end		Value of unexercised in-the-money options at fiscal year-end
Name		Value realized ($)	Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
Harry S. Palmin	—	—	117,130	220,000	0	0
Simyon Palmin	—	—	167,826	100,000	0	0
David McWilliams	—	—	152,778	—	$0	$0

Equity compensation plans

The following table provides information as of December 31, 2004 regarding shares authorized for issuance under our equity compensation plans, including individual compensation arrangements.

The equity compensation plan approved by our stockholders is our 2000 stock option and incentive plan. We issued options to our directors and consultants that were not approved by our stockholders. These options are exercisable within a ten-year period from the date of the grant and vest at various intervals with all options being fully vested within three years of the date of grant. The option price per share is not less than the fair market value of our common stock on the date of grant.

Equity compensation plan information

Plan category	Number of shares to be issued upon exercise of outstanding options, warrants and rights (#)	Weighted-average exercise price of outstanding options, warrants and rights ($)	Number of shares remaining available for future issuance under equity compensation plans (excluding shares reflected in column (a)) (#)
	(a)	(b)	(c)
Equity compensation plans approved by stockholders	73,873	$3.16	0
Equity compensation plans not approved by stockholders	878,778	$0.01	0
Total	952,651	$0.25	0

SECURITY OWNERSHIP OF CERTAIN
 BENEFICIAL OWNERS AND MANAGEMENT

At the close of business on November 7, 2005, there were issued and outstanding 27,911,199 shares of our common stock. The following table provides, to the knowledge of management and in accordance with rules promulgated by the Securities and Exchange Commission, information regarding the beneficial ownership of our common stock as of November 7, 2005 by:

•	each person known by us to be the beneficial owner of more than five percent of our common stock;

•	each of our directors;

•	each executive officer named in the summary compensation table; and

•	all of our current directors and executive officers as a group.

The address of each executive officer and director is c/o Novelos Therapeutics, Inc., One Gateway Center, Suite 504, Newton, Massachusetts 02458. The persons named in this table have sole voting and investment power with respect to the shares listed, except as otherwise indicated. The inclusion of shares listed as beneficially owned does not constitute an admission of beneficial ownership. Shares included in the ‘‘Right to acquire’’ column consist of shares that may be purchased through the exercise of options and warrants that vest within 60 days of November 7, 2005.

Name and Address of Beneficial Owner	Shares Beneficially Owned
	Outstanding	Right to Acquire	Total	Percentage
Margie Chassman 445 West 23rd Street, Apt. 16E New York, NY 10011	2,705,376	54,544	2,759,920	9.9%
Wood River Trust c/o Michael C. Doyle, co-trustee Stewart Management Company1410 Nemours Building 1007 Orange Street Wilmington, DE 19801	3,850,000	0	3,850,000	13.8%
Harry S. Palmin	263,818	737,130	1,000,948	3.5%
Simyon Palmin	1,738,939	487,826	2,226,765	7.8%
George Vaughn	0	0	0	*
M. Taylor Burtis	0	37,500	37,500	*
Christopher J. Pazoles, Ph.D.	0	66,667	66,667	*
Mark Balazovsky	1,452,871	20,000	1,472,871	5.3%
Michael J. Doyle	0	0	0	*
David McWilliams	0	152,778	152,778	*
Sim Fass	0	100,000	100,000	*
Howard Schneider	0	100,000	100,000	*
All directors and officers as a group (10 persons)	3,455,628	1,701,901	5,157,529	17.4%

*	Less than one percent.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In connection with our private placement of Series A preferred stock and common stock purchase warrants on September 30, 2005 and October 3, 2005, Margie Chassman provided a financial enhancement to the investors in the form of an escrow of 2,133,000 share of her common stock, to be drawn upon by the investors if their investment in our equity securities fails to provide a specified yield. We paid Ms. Chassman and her brother $166,000 for providing such financial enhancement.

In connection with our private placements of units on May 27, 2005, June 29, 2005, July 29, 2005 and August 9, 2005, we paid Margie Chassman, one of our 5% stockholders, an aggregate of $52,000 as finders fees.

In May 2005, we issued The Oxford Group 2,016,894 shares of our common stock in exchange for its forgiveness of our obligation to pay the Oxford Group an amount not to exceed $20 million, limited to 10% of our earnings before interest and taxes. This obligation resulted from the assignment of the exclusive intellectual property and marketing rights to the oxidized glutathione drug development platform technology, worldwide, excluding Russia and other countries comprising the former Soviet Union in 2000. The shares were issued to two of our directors, Simyon Palmin and Mark Balazovsky, and to one of our shareholders. Simyon Palmin is the president of The Oxford Group.

We are obligated to pay The Oxford Group a royalty of 0.8% of our revenue derived from our oxidized glutathione products during the patent life of the products. All or a portion of these payments may be distributed to Simyon Palmin and Mark Balazovsky, two of our directors.

In August 2000, Simyon Palmin loaned us $271,890 and Harry Palmin loaned us $250,041. In May 2005, Simyon Palmin forgave this loan plus accrued interest of $79,618 and Harry Palmin forgave this loan plus accrued interest of $74,505.

From October 1996 to October 1998, Simyon Palmin loaned us $99,000. In May 2005, he forgave the accrued interest of $24,362 related to this loan.

We were indebted to Simyon Palmin in the principal amount of $300,000 and Harry Palmin in the principal amount of $100,000. In May 2005, Simyon Palmin converted this debt into 480,000 shares of our common stock and Harry Palmin converted this debt into 160,000 shares of our common stock. We also paid Messrs. Palmin an aggregate of $23,976.02 and $11,250 in accrued interest on the debt during 2005 and 2004, respectively.

We acquired our rights to the oxidized glutathione technology from ZAO BAM, a company controlled by one of our directors, Mark Balazovsky. We are required to pay ZAO BAM a 1.2% royalty on our revenue from the oxidized glutathione products during the patent life of the products and $2 million for each of our products utilizing such technology approved by the FDA 18 months following such approval. Further, if we license any such products to third parties, we are required to pay ZAO BAM 3% of all licensing revenue and an additional 9% of such revenue to the extent it exceeds our developmental costs of the licensed products. However, we are not required to make this payment if we are paying the 1.2% royalty. ZAO BAM also granted us an exclusive right of first option and right of first refusal with respect to all future developments, discoveries or inventions of ZAO BAM.

In January 2005, we entered into an agreement with Margie Chassman, on behalf of certain individuals, pursuant to which such individuals advanced us $500,000 at 6% per annum to provide us with operating capital pending our debt restructuring and completion of our private placements of units. We repaid the individuals $500,000 out of proceeds of our private placements of units on August 9, 2005. In consideration for such advances, we issued the following individuals the following shares of our common stock:

Investor	Number of Shares of Common Stock
Margie Chassman	2,475,000
Wood River Trust	3,850,000
Esther Blech	1,225,000
Milton Chassman	1,225,000
Aaron Eiger	1,225,000
Mark Germain	500,000

Wood River Trust is a trust formed for the benefit of Evan Blech, the son of Ms. Chassman and her husband, David Blech. The trustees of the trust are Harvey Kesner and Michael C. Doyle (no relation to our director, Michael J. Doyle). Esther Blech is the mother-in-law of Ms. Chassman. Milton Chassman is the brother of Ms. Chassman. These investors have agreed not to publicly sell their shares of common stock until November 2006.

In 1990, Mr. Blech founded D. Blech & Company, which, until it ceased doing business in September 1994, was a registered broker-dealer involved in underwriting biotechnology issues. In May 1998, David Blech pled guilty to two counts of criminal securities fraud, and, in September 1999, he was sentenced by the U.S. District Court for the Southern District of New York to five years’ probation, which was completed in September 2004. Mr. Blech also settled administrative charges by the Commission in December 2000 arising out of the collapse in 1994 of D. Blech & Co., of which Mr. Blech was president and sole stockholder. The settlement prohibits Mr. Blech from engaging in future violations of the federal securities laws and from association with any broker-dealer. In addition, the District Business Conduct Committee for District No. 10 of NASD Regulation, Inc. reached a decision, dated December 3, 1996, in a matter styled District Business Conduct Committee for District No. 10 v. David Blech, regarding the alleged failure of Mr. Blech to respond to requests by the staff of the NASD for documents and information in connection with seven customer complaints against various registered representatives of D. Blech & Co. The decision found that Mr. Blech failed to respond to such requests in violation of NASD rules and that Mr. Blech should, therefore, be censured, fined $20,000 and barred from associating with any member firm in any capacity. Furthermore, Mr. Blech was discharged in bankruptcy in the United States Bankruptcy Court for the Southern District of New York in March 2000.

In November and December 2004, Simyon Palmin loaned us $19,000. In April and June 2005, we repaid the principal amount and Mr. Palmin forgave the interest of $465.

In February 2004, we entered into a consulting agreement with David McWilliams, one of our directors, whereby he performed interim chief executive officer services for us. We mutually terminated this consulting agreement in December 2004. As compensation for his services and for joining our board of directors, we granted Mr. McWilliams an option to purchase 152,778 shares of our common stock in April 2004.

During various time periods in 2003 and 2004, payroll and associated payroll taxes were accrued for Simyon Palmin and Harry Palmin in the amounts of $207,518 and $152,839, respectively. In May 2005, Messrs. Palmin forgave these amounts.

SELLING STOCKHOLDERS

14,831,798 shares are being offered under this prospectus, all of which are being registered for sale for the account of the selling stockholders.

Private Placements of Units

We completed private placements of units, each unit initially consisting of 20,000 shares of our common stock and a warrant to purchase 10,000 shares of our common stock, to the selling stockholders listed in the table below under the heading ‘‘Investors in Private Placements of Units’’ on May 27, 2005, June 29, 2005, July 29, 2005 and August 9, 2005. In these private placements, we sold an aggregate of 200 units. Holders of our convertible debt in the amount of $550,000 converted debt into 22 of the 200 units. We are filing the registration statement, of which this prospectus is a part, pursuant to the terms of our registration rights agreements with these investors.

The selling stockholders listed in the table below under the heading ‘‘Investors in Private Placements of Units’’ are offering up to 6,727,200 shares of our common stock being registered for resale by this registration statement, of which this prospectus is a part, consisting of:

•	4,000,000 shares of our outstanding common stock obtained in the private placement transactions; and

•	2,727,200 shares of our common stock to be obtained upon exercise of three-year common stock purchase warrants with an exercise price of $1.65 per share that were issued in the private placement transactions.

The selling stockholders listed in the table below under the heading ‘‘Placement Agent and Finders Warrants and Shares issued in connection with Private Placements of Units’’ are offering up to 537,112 shares of our common stock being registered for resale by this registration statement, of which this prospectus is a part, consisting of:

•	147,876 shares of our common stock to be obtained upon exercise of five-year common stock purchase warrants with an exercise price of $1.65 per share that were issued as finders’ compensation in connection with the private placement transactions;

•	125,00 shares of our common stock that were issued to vFinance Investments, Inc. and Mercer Capital, Ltd. as partial compensation for their services as placement agents; and

•	264,236 shares of our common stock to be obtained upon exercise of five-year common stock purchase warrants with an exercise price of $1.65 per share that were issued to vFinance Investments, Inc. and Mercer Capital, Ltd. as partial compensation for their services as placement agents.

The subscription agreements that we executed in connection with these private placement transactions provide that we will not issue shares of our common stock or securities convertible or exercisable into shares of our common stock until 60 days after the effective date of a registration statement that covers the shares of common stock and shares of common stock issuable upon exercise of the common stock purchase warrants that were issued in the private placement transactions of units.

The sale of Series A preferred stock and warrants described below resulted in an anti-dilution adjustment to the exercise price and the number of shares issuable upon exercise of the outstanding warrants described above. Such adjustment reduced the exercise price of such warrants from $2.00 and $2.25 to $1.65 per share of common stock and increased the aggregate number of shares of common stock issuable upon exercise of such warrants from 2,000,000 to 2,727,200. The selling stockholder table below reflects the adjusted numbers.

We received gross proceeds of $4,450,000 and net proceeds of $3,819,000 (after deducting finders’ fees and transaction costs) from these private placements.

We are obligated to file a registration statement covering the shares of common stock and common stock issuable upon exercise of the warrants described above within 60 days (October 8, 2005) and to cause the registration statement to be declared effective within 180 days (February 5, 2006) following the last closing date of the private placement transactions described above. We are obligated to pay the investors an amount equal to two percent of the purchase price of the units purchased by them for each 30-day period following such date that the registration statement has not been filed or declared effective, as the case may be. Since we had not filed the registration statement by September 30, 2005, we had accrued a liability of $200,000 as of such date for such payments. If we fail to pay any partial liquidated damages in full within seven days after October 8, 2005, we will be required to pay interest thereon at a rate of 15% per annum.

Private Placement of Series A Preferred Stock

We completed private placements of Series A preferred stock and common stock purchase warrants to the selling stockholders listed in the table below under the heading ‘‘Investors in Private Placements of Series A Preferred Stock’’ on September 30, 2005 and October 3, 2005. In these private placements, we sold an aggregate of 3,200 shares of our Series A preferred stock and warrants to purchase 969,696 shares of our common stock. We are filing the registration statement, of which this prospectus is a part, pursuant to the terms of our subscription agreement with these investors.

The selling stockholders listed in the table below under the heading ‘‘Investors in Private Placements of Series A Preferred Stock’’ are offering up to 4,363,634 shares of our common stock being registered for resale by this registration statement, of which this prospectus is a part, consisting of:

•	3,393,938 shares of our common stock to be obtained upon conversion of the Series A preferred stock in the private placement transactions; and

•	969,696 shares of our common stock to be obtained upon exercise of five-year common stock purchase warrants with an exercise price of $2.00 per share that were issued in the private placement transactions.

We agreed to register for resale 175% of the 1,939,393 shares that are issuable to certain stockholders upon conversion of the Series A preferred stock to accommodate possible adjustments in the conversion rate contemplated by certain provisions of the preferred stock.

We received gross proceeds of $3,200,000 and net proceeds of $2,864,000 (after deducting fees and transaction costs) from these private placements.

Registration Rights

We entered into agreements with investors in our private placements of units completed on May 27, 2005, June 29, 2005, July 29, 2005 and August 9, 2005 and our private placements of Series A preferred stock on September 30, 2005 and October 3, 2005. Pursuant to these agreements, we agreed to file with the SEC a registration statement covering the resale of all our common stock covered by this prospectus pursuant to Rule 415 of the Securities Act. The registration rights agreements executed in connection with our private placements of units require us to file such registration statement on or before October 8, 2005 and the subscription agreements executed in connection with our private placements of Series A preferred stock require us to file such registration statement on or before November 16, 2005.

We are required to register for resale 175% of the shares of common stock issuable upon conversion of the Series A preferred stock we issued in the private placement transactions completed on September 30, 2005 and October 3, 2005 to cover the shares of our common stock, if any, issuable as a result of adjustments contemplated by certain provisions of the subscription agreements dated September 30, 2005 and October 3, 2005. We will be required to amend this registration statement or file an additional registration statement, of which this prospectus is a part, at any time if the remaining number of shares of common stock issuable upon conversion of the Series A preferred stock or exercise of the common stock purchase warrants exceeds 100% of the number of shares of common stock registered by this registration statement, of which this prospectus is a part.

Accordingly, we filed a registration statement on Form SB-2, of which this prospectus forms a part, on November 16, 2005, with respect to the resale of these shares from time to time. Pursuant to the terms of the registration rights agreements executed in connection with the private placements of units completed on May 27, 2005, June 29, 2005, July 29, 2005 and August 9, 2005, we agreed to cause the registration statement to be declared effective on or before February 5, 2006. We also agreed to use our best efforts keep the registration statement effective for two years following its effective date, unless the shares of our common stock covered by this prospectus have been sold or may be sold pursuant to Rule 144(k) of the Securities Act, subject to certain restrictions. Pursuant to the terms of the subscription agreements executed in connection with the private placements of Series A preferred stock completed on September 30, 2005 and October 3, 2005, we agreed to cause the registration to be declared effective on or before January 28, 2006 and January 31, 2006, respectively. We also agreed to use our best efforts keep the registration statement effective for two years following its effective date.

Additional Selling Stockholders

The selling stockholders listed under the heading ‘‘Additional Selling Stockholders’’ are offering up to 3,203,852 shares of our common stock being registered for resale by this registration statement, of which this prospectus is a part, consisting of:

•	720,000 shares of our common stock issuable upon exercise of five-year common stock purchase warrants, with an exercise price of $0.625 per share, issued in connection with our bridge financing in April 2005;

•	1,760,000 shares of our common stock issued to our former holders of secured promissory notes issued in November 2003 and May 2004 in the aggregate principal amount of $1,100,000, which were converted into equity in May 2005 pursuant to restructuring agreements;

•	163,952 shares of our common stock issued to our former holders of unsecured promissory notes in the aggregate principal amount of $177,000, which were converted into equity in May 2005 pursuant to restructuring agreements;

•	422,400 shares of our common stock issued to three firms, as partial compensation, for consulting services rendered to us pursuant to restructuring agreements dated May 2005; and

•	137,500 shares of our common stock issued to current and former investor relations firms, as partial compensation, pursuant to consulting agreements for services rendered to us.

Selling Stockholders Table

Based on the information supplied to us by each selling stockholder, the following table sets forth the approximate number of shares beneficially owned as of November 7, 2005, by each of the selling stockholders and their pledgees, assignees and successors in interest. The ‘‘Right to Acquire’’ column reflects beneficial ownership of shares subject to warrants and convertible preferred stock that may be exercised or converted within 60 days after November 11, 2005. The ‘‘Shares Offered’’ column reflects all of the shares that each selling stockholder may offer under this prospectus. Percentage ownership is based on 27,911,199 shares issued and outstanding as of November 7, 2005. The table assumes that the selling stockholders sell all of the shares.

We prepared this based on information supplied to us by the selling stockholders. Although we have assumed for purposes of the table below that the selling stockholders will sell all of the shares offered by this prospectus, because the selling stockholders may offer from time to time all or some of their shares covered under this prospectus, or in another permitted manner, no assurances can be given as to the actual number of shares that will be resold by the selling stockholders or that will be held by the selling stockholders after completion of the resales.

The terms of the common stock purchase warrants and Series A preferred stock provide that the number of shares to be obtained by each of the holders of warrants and Series A preferred stock, upon exercise of our common stock purchase warrants and conversion of our Series A preferred stock, cannot exceed the number of shares that, when combined with all other shares of our common stock and securities owned by each of them, would result in any one of them owning more than 4.99% of our outstanding common stock at any given point in time.

In addition, the selling stockholders may have sold, transferred or otherwise disposed of the common stock, Series A preferred stock and warrants issued in the recently completed private placements in transactions exempt from the registration requirements of the Securities Act since the date the selling stockholders provided the information regarding their securities holdings.

Information concerning the selling stockholders may change from time to time and changed information will be presented in a supplement to this prospectus if and when necessary and required. Except as described above, there are currently no agreements, arrangements or understandings with respect to the resale of any of the shares covered by this prospectus.

Certain of the selling stockholders are or were our executive officers. Harry Palmin is our president and chief executive officer and one of our directors. He also served as our acting chief financial officer from 1998 to September 2005. Simyon Palmin is our chairman of the board of directors and director of Russian relations. He also served as our chief executive officer from 1996 to February 2004. Rudy Peselman served as our secretary until May 2005.

Selling Stockholders

Name of Beneficial Owner	Beneficial Ownership Prior to Offering				Shares Offered	Beneficial Ownership After Offering
	Outstanding	Right to Acquire	Total			Outstanding	Right to Acquire	Percent
Investors in Private Placement of Units
Anthony Abenante	20,000	13,636	33,636		33,636	0	0	*
ALE Industries-Albert Jacobs	20,000	13,636	33,636		33,636	0	0	*
Alpha Capital AG	160,000	429,088	589,088	(1)	589,088	0	0	*
John Wayne Andrews	20,000	13,636	33,636		33,636	0	0	*
Sergey Babchin	771,229	27,272	798,501	(2)	547,272	251,229	0	*
John Barnhardt	40,000	27,272	67,272		67,272	0	0	*
Jerome Belson	100,000	68,180	168,180		168,180	0	0	*
Andrey Beltov	795,871	27,272	823,143	(3)	547,272	275,871	0.99
Walter Bernheimer	20,000	13,636	33,636		33,636	0	0	*
Family Ltd. Partnership Bernheimer	20,000	13,636	33,636		33,636	0	0	*
Harvey Blitz	40,000	27,272	67,272		67,272	0	0	*
Erno Bodek	160,000	109,088	269,088		269,088	0	0	*
Gerald Brauser	300,000	204,540	504,540		504,540	0	0	*
Richard J. & Joan M. Brown	40,000	27,272	67,272		67,272	0	0	*
Allen O. & Jolaine Cage	60,000	40,908	100,908		100,908	0	0	*
Camden International	80,000	214,544	294,544	(1)	294,544	0	0	*
Ron Cater	20,000	13,636	33,636		33,636	0	0	*
Margie Chassman	2,785,376	54,544	2,839,920		134,544	2,705,376	0	9.7
Simon Clarke	20,000	13,636	33,636		33,636	0	0	*
Leonard Cohen	40,000	27,272	67,272		67,272	0	0	*
Frank A. & Carol A. Consolati	20,000	13,636	33,636		33,636	0	0	*
Harold E. & Connie L. Crowley	40,000	27,272	67,272		67,272	0	0	*
Peter D’Arienzo	20,000	13,636	33,636		33,636	0	0	*
Frank DeCarolis	20,000	13,636	33,636		33,636	0	0	*
Ulrich Eilers	20,000	13,636	33,636		33,636	0	0	*
Richard G. & Kenneth S. Etra	20,000	13,636	33,636		33,636	0	0	*
Chris Everest IRA	20,000	13,636	33,636		33,636	0	0	*
Frank Fila	20,000	13,636	33,636		33,636	0	0	*
Anthony J. Fortunato	27,000	13,636	40,636		33,636	7,000	0	*
Eugene Fridman	32,122	13,636	45,758		33,636	12,122	0	*
Boris Friedberg	40,000	27,272	67,272		67,272	0	0	*
Vitaliy Gassel	27,498	13,636	41,134		33,636	7,498	0	*
Joseph Giamanco	160,000	109,088	269,088		269,088	0	0	*

Name of Beneficial Owner	Beneficial Ownership Prior to Offering				Shares Offered	Beneficial Ownership After Offering
	Outstanding	Right to Acquire	Total			Outstanding	Right to Acquire	Percent
Investors in Private Placement of Units
A. George-Gitter, Trust C, GST Exempt	160,000	109,088	269,088		269,088	0	0	*
Dennis Glynn	20,000	13,636	33,636		33,636	0	0	*
Anna & Max Goldfarb	64,694	40,908	105,602		100,908	4,694	0	*
Klatte Golf, L.P.	80,000	54,544	134,544		134,544	0	0	*
Mark Stephen Goodman	20,000	13,636	33,636		33,636	0	0	*
Herbert A. & Lily A. Gordon	20,000	13,636	33,636		33,636	0	0	*
Lawrence Gould	20,000	13,636	33,636		33,636	0	0	*
Russell Green (4)	20,000	21,951	41,951	(5)	41,951	0	0	*
James D. & Karen J. Griffith	40,000	27,272	67,272		67,272	0	0	*
Salvatore Guerrera	40,000	27,272	67,272		67,272	0	0	*
Stuart Hanford	20,000	13,636	33,636		33,636	0	0	*
Colin J. & Gursharn K. Harvey	20,000	13,636	33,636		33,636	0	0	*
Willie Hines	20,000	13,636	33,636		33,636	0	0	*
Jasuns Holdings Ltd.	20,000	13,636	33,636		33,636	0	0	*
Dr. Vincent & Betty L. John	20,000	13,636	33,636		33,636	0	0	*
Robert & Margaret R. Kenwrick	20,000	13,636	33,636		33,636	0	0	*
Gary Kessler	20,000	13,636	33,636		33,636	0	0	*
Michael Koral	20,000	13,636	33,636		33,636	0	0	*
Michael Lane	20,000	13,636	33,636		33,636	0	0	*
Richard Lazarow	20,000	13,636	33,636		33,636	0	0	*
Carlos C. Lee	20,000	13,636	33,636		33,636	0	0	*
Julian Lender	20,000	13,636	33,636		33,636	0	0	*
Stolpe Family Limited Partnership	80,000	54,544	134,544		134,544	0	0	*
Lev Lisser	95,122	57,877	152,999	(6)	117,877	35,122	0	*
Anna Lisser	20,000	13,636	33,636		33,636	0	0	*
Keith and Patricia Little, FLP.	40,000	27,272	67,272		67,272	0	0	*
Mark Livshitz	49,154	13,636	62,790		33,636	29,154	0	*
Longview Fund LP	120,000	321,816	441,816	(1)	441,816	0	0	*
Chris Marley	20,000	13,636	33,636		33,636	0	0	*
Bruce R. Mathias	40,000	41,817	81,817	(7)	81,817	0	0	*
Albert Mazler	20,000	13,636	33,636		33,636	0	0	*
Ronald J. Menello	120,000	81,816	201,816		201,816	0	0	*
Robert Mynett	20,000	13,636	33,636		33,636	0	0	*
Derek Neesam	20,000	13,636	33,636		33,636	0	0	*
Dennis A. Noyes	20,000	13,636	33,636		33,636	0	0	*
Francis G. O’Connor	20,000	13,636	33,636		33,636	0	0	*
Richard Olson	20,000	13,636	33,636		33,636	0	0	*
Brian Oregan	20,000	13,636	33,636		33,636	0	0	*
Gerald Ortsman	20,000	13,636	33,636		33,636	0	0	*
Rick Perlmutter	20,000	13,636	33,636		33,636	0	0	*
Lauren Pozefsky, Irrevocable Trust	20,000	13,636	33,636		33,636	0	0	*
Andrew Richards	20,000	13,636	33,636		33,636	0	0	*
Michael H. Rock	40,000	27,272	67,272		67,272	0	0	*
Joseph Roda	20,000	13,636	33,636		33,636	0	0	*
Dr. Daniel Rosberger	20,000	13,636	33,636		33,636	0	0	*
Joseph C. Roselle (4)	40,000	27,272	67,272		67,272	0	0	*
Philip Rushby	20,000	13,636	33,636		33,636	0	0	*
Albert L. Saphier IRA	20,000	13,636	33,636		33,636	0	0	*
SCG Capital (4)	40,000	27,272	67,272		67,272	0	0	*
Adam Schacter (4) (8)	20,000	13,636	33,636		33,636	0	0	*
Irwin Schacter (4) (8)	20,000	13,636	33,636		33,636	0	0	*
Steve Schnipper	20,000	13,636	33,636		33,636	0	0	*

Name of Beneficial Owner	Beneficial Ownership Prior to Offering			Shares Offered	Beneficial Ownership After Offering
	Outstanding	Right to Acquire	Total		Outstanding	Right to Acquire	Percent
Investors in Private Placement of Units
Guido Schoeb	20,000	13,636	33,636	33,636	0	0	*
Duncan Scott	20,000	13,636	33,636	33,636	0	0	*
Fred B. & John Sheats & Molis, Joint Tenants	20,000	13,636	33,636	33,636	0	0	*
Isaak Shklyarov	40,000	27,272	67,272	67,272	0	0	*
David M. Solomon	40,000	27,272	67,272	67,272	0	0	*
Alvin & Sharon Spearman	20,000	13,636	33,636	33,636	0	0	*
Nick Stock	20,000	13,636	33,636	33,636	0	0	*
Ira Stollar	20,000	13,636	33,636	33,636	0	0	*
David Sukoff	20,000	13,636	33,636	33,636	0	0	*
Sunrise Equity Partners, L.P.	160,000	109,088	269,088	269,088	0	0	*
Richard & Janet Sygar	20,000	13,636	33,636	33,636	0	0	*
Certified Systems	20,000	13,636	33,636	33,636	0	0	*
Alan & Sheena Taylor	20,000	13,636	33,636	33,636	0	0	*
Andrew Telford	20,000	13,636	33,636	33,636	0	0	*
Owen James Truelove	20,000	13,636	33,636	33,636	0	0	*
Herbert Weisberger	20,000	13,636	33,636	33,636	0	0	*
Placement Agent and Finders Warrants and Shares issued in connection with Private Placements of Units
Jeffrey Auerbach (4)	31,997	51,052	83,049	83,049	0	0	*
Vince Calicchia (4)	7,935	14,151	22,086	22,086	0	0	*
vFinance Investments, Inc. (4) (8)	28,620	53,296	81,916	81,916	0	0	*
Wunderlich Securities, Inc. (8)	0	9,163	9,163	9,163	0	0	*
Carmelo Troccoli (4)	1,625	3,430	5,055	5,055	0	0	*
Jonathan Rich (4)	2,535	4,776	7,311	7,311	0	0	*
David Rich (4)(8)	0	1,303	1,303	1,303	0	0	*
Maureen Berry	0	1,703	1,703	1,703	0	0	*
Stephen Posner (4)	0	13,066	13,066	13,066	0	0	*
Mercer Capital Ltd. (4) (8)	9,000	34,908	43,908	43,908	0	0	*
Scott Shames (4)	31,996	51,054	83,050	83,050	0	0	*
Jim Reilly	0	9,697	9,697	9,697	0	0	*
Andrey Mazo	9,040	9,127	18,167	8,485	9,040	642	*
Marina Mazo	0	3,636	3,636	3,636	0	0	*
Michael Freedman	0	82,423	82,423	82,423	0	0	*
Jennifer Fortunato	0	12,121	12,121	12,121	0	0	*
JSM Capital Holdings	11,292	18,019	29,311	29,311	0	0	*
Investors in Private Placements of Series A Preferred Stock
Longview Fund LP	2,121,212	606,060	2,727,272	2,727,272	0	0	*
Longview Intl Equity Fund LP	371,212	106,060	477,272	477,272	0	0	*
Longview Equity Fund LP	689,393	196,970	886,363	886,363	0	0	*
Sunrise Equity Partners, L.P. (4)	212,121	60,606	272,727	272,727	0	0	*
Additional Selling Stockholders
Common Stock issued to Secured Lenders pursuant to Restructuring Agreements
David Gruber	433,111	117,827	550,938	160,00	273,111	117,827	1.39
Simyon Palmin	1,738,939	487,826	2,226,765	480,000	1,258,939	487,826	6.15
Harry Palmin	263,818	737,130	1,000,948	160,000	103,818	737,130	2.94
Common Stock Issued to Unsecured Lenders pursuant to Restructuring Agreements
Anatoly Evelson	67,261	0	67,261	53,000	14,261	0	*
Rudy and Luba Peselman	177,428	0	177,428	79,952	97,476	0	*
Alexander Peselman	24,251	0	24,251	4,000	20,251	0	*
Boris Taitsel	34,131	0	34,131	27,000	7,131	0	*
Common Stock Issued to Consulting Firms pursuant to Restructuring Agreements
Cato Holding Company	377,114	0	377,114	360,000	17,114	0	*
Euro RSCG Life NRP	12,400	0	12,400	12,400	0	0	*

Name of Beneficial Owner	Beneficial Ownership Prior to Offering			Shares Offered	Beneficial Ownership After Offering
	Outstanding	Right to Acquire	Total		Outstanding	Right to Acquire	Percent
Investors in Private Placement of Units
Sanders Morris Harris (8)	50,000	0	50,000	50,000	0	0	*
Common Stock Issued to IR Firms pursuant to Consulting Agreements
TGR	125,000	0	125,000	100,000	25,000	0	*
Pacific Shores Investments, LLC	35,000	0	35,000	35,000	0	0	*
CFSG1	2,500	0	2,500	2,500	0	0	*

* Less than 1%

(1)	In our bridge financing in April 2005, we issued common stock purchase warrants to purchase an aggregate of 720,000 shares of our common stock. Alpha received warrants to purchase 320,000 shares, Camden received warrants to purchase 160,000 shares and Longview received warrants to purchase 240,000 shares.

(2)	In addition to 40,000 shares of common stock and 27,272 shares of common stock issuable upon exercise of a warrant issued in connection with the sale of units, his outstanding shares of common stock include 480,000 shares issued upon conversion of a secured promissory note in May 2005.

(3)	In addition to 40,000 shares and 27,272 shares issuable upon exercise of a warrant issued in connection with the sale of units, his outstanding shares include 480,000 shares issued upon conversion of a secured promissory note in May 2005.

(4)	The selling stockholder has represented in its Selling Securityholder Notice and Questionnaire that he is an ‘‘affiliate’’ of a broker-dealer, and has certified in such Questionnaire that he purchased his securities in the ordinary course of business, and that at the time of such purchase, he had no agreement or understandings, directly or indirectly, with any person to distribute the securities registered hereunder.

(5)	Includes 8,315 shares issuable with respect to warrants paid as a finders fee in connection with our private placement transactions of units.

(6)	Includes 16,969 shares issuable with respect to warrants paid as a finders fee in connection with our private placement transactions of units.

(7)	Includes 14,545 shares issuable with respect to warrants paid as a finders fee in connection with our private placement transactions of units.

(8)	The selling securityholder has represented in its Selling Securityholder Notice and Questionnaire that it is a broker-dealer.

Voting and Investment Control

The table below sets forth selling stockholders that are entities and the names of individuals having voting and investment control over the securities held by these entities. We determined beneficial ownership based upon information supplied to us by the selling stockholders and in accordance with rules promulgated by the Securities and Exchange Commission, and the information is not necessarily indicative of beneficial ownership for any other purpose. The inclusion of shares listed as beneficially owned does not constitute an admission of beneficial ownership. Except as otherwise indicated, we believe that the persons or entities named in the following table have voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable, and have not held any office or maintained any material relationship, except as investor, with us, or any of our predecessors or affiliates, over the past three years. Certain of the individuals with voting and investment control have indicated that they exercise such control through a corporate or other organizational structure, which structural information has not been included.

The following entities have informed us that the following individuals have voting and investment control over our securities held by them:

Entity	Voting and Investment Control
Alpha Capital AG	Konrad Ackerman, Raines Posch
Family Ltd. Partnership Bernheimer	Walter Bernheimer II
Camden International	Anthony L.M. Inder Rieden
A. George Gitter, Trust C, GST Exempt	S. Alexei Gitter
Jasuns Holdings Ltd.	James Pearman
Stolpe Family Limited Partnership	Duane Stolpe
Keith & Patricia Little, FLP	Keith Little
Klatte Golf, L.P.	Michael Klatte
Longview Fund LP	Peter T. Benz
Longview Intl Equity Fund LP	Wayne H. Coleson
Longview Equity Fund LP	Wayne H. Coleson
Lauren Pozefsky, Irrevocable Trust	Abby L. Pozefsky
SCG Capital	Steven Geduld
Sunrise Equity Partners, L.P.	Marilyn Adler, Nathan Low and Amnon Mandelbaum
Certified Systems	Dwyer Williams
vFinance Investments, Inc.	Leonard Sokolow
Wunderlich Securities, Inc.	Stephen J. Bonnema
Mercer Capital Ltd.	Len Demers
JSM Capital Holdings	John S. Matthews
Cato Holding Company	Allen Cato
Euro RSCG Life NRP	Edward Ceraso
Sanders Morris Harris	Ben T. Morris
TGR	Lawrence David Isen
Pacific Shores Investment, LLC	Robert Gleckman
CFSG1	Stanley Wunderlich

DESCRIPTION OF SECURITIES

Under our amended and restated certificate of incorporation, our authorized capital stock consists of 100,000,000 shares of common stock, $0.00001 par value per share, and 7,000 shares of preferred stock, $0.00001 par value per share. As of December 12, 2005, 27,931,199 shares of our common stock and 3,200 shares of our preferred stock were issued and outstanding. All outstanding shares of our common stock and preferred stock are duly authorized, validly issued, fully-paid and non-assessable.

Our amended and restated certificate of incorporation authorizes us to issue shares of our preferred stock from time to time in one or more series without stockholder approval. As of December 12, 2005, we had designated 6,000 shares as Series A 8% cumulative convertible preferred stock, 3,200 all of which were issued and outstanding on that date.

Common Stock

Voting. Holders of our common stock are entitled to one vote per share held of record on all matters to be voted upon by our stockholders. Our common stock does not have cumulative voting rights. Persons who hold a majority of the outstanding common stock entitled to vote on the election of directors can elect all of the directors who are eligible for election.

Dividends. Subject to preferences that may be applicable to the holders of any outstanding shares of our preferred stock, the holders of our common stock are entitled to receive such lawful dividends as may be declared by our board of directors.

Liquidation and Dissolution. In the event of our liquidation, dissolution or winding up, and subject to the rights of the holders of any outstanding shares of our preferred stock, the holders of shares of our common stock will be entitled to receive pro rata all of our remaining assets available for distribution to our stockholders.

Other Rights and Restrictions. Our charter prohibits us from granting preemptive rights to any of our stockholders. All outstanding shares are fully paid and nonassessable.

Listing. Our common stock is traded on the over-the-counter bulletin board.

Series A 8% Cumulative Convertible Preferred Stock

Voting Rights:    The Series A preferred stock do not have voting rights. The holders of a majority of the Series A preferred stock, as a class, have the right to nominate one member for election to our board of directors for so long as any shares of our Series A preferred stock is outstanding. They nominated Michael J. Doyle and he has been elected to our board of directors.

Dividends:    The Series A preferred stock has a dividend rate of 8% per annum, payable quarterly, which rate increases to 20% per annum on the second anniversary of the date of issuance and upon the occurrence of certain events of default specified in the certificate of incorporation. Such dividends may be paid in cash or in shares of our Series A preferred stock.

Conversion:    Each share of Series A preferred stock is convertible into 606 shares of common stock. The Series A preferred stock can be converted only to the extent that the Series A stockholder will not, as a result of the conversion, hold in excess of 4.99% of the total outstanding shares of our common stock.

Antidilution:    Upon the occurrence of a stock split, stock dividend, combination of our common stock into a smaller number of shares, issuance of any of our shares or other securities by reclassification of our common stock, merger or sale of substantially all of our assets, the conversion rate shall be adjusted so that the conversion rights of the Series A preferred stock stockholders will be equivalent to the conversion rights of the Series A preferred stock stockholders prior to such event.

Redemption:    The Series A preferred stock is not redeemable at the option of the holder. However, we may redeem the Series A preferred stock for $1,200 per share plus any accrued but unpaid dividends upon 30 days’ (during which time the Series A preferred stock may be converted)

prior written notice if a registration statement has been filed with and declared effective by the Securities and Exchange Commission covering the shares of our common stock issuable upon conversion of the Series A preferred stock.

Dissolution:    In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, the Series A preferred stock will be treated as senior to our common stock. The Series A preferred stockholders will be entitled to receive first, $1,000 per share and all accrued and unpaid dividends. If, upon any winding up of our affairs, our assets available to pay the holders of Series A preferred stock are not sufficient to permit the payment in full, then all our assets will be distributed to the holders of our Series A preferred stock on a pro rata basis.

Anti-Takeover Effect of Delaware Law, Certain By-Law Provisions

Provisions of Delaware law, our charter and our by-laws could make it more difficult to acquire us by means of a merger, tender offer, proxy contest, open market purchases, removal of incumbent directors and otherwise. These provisions, which are summarized below, are expected to discourage types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging takeover or acquisition proposals because negotiation of these proposals could result in an improvement of their terms.

Authorized but Unissued Stock. We have shares of common stock and preferred stock available for future issuance, in some cases, without stockholder approval. We may issue these additional shares for a variety of corporate purposes, including public offerings to raise additional capital, corporate acquisitions, stock dividends on our capital stock or equity compensation plans.

The existence of unissued and unreserved common stock and preferred stock may enable our board of directors to issue shares to persons friendly to current management or to issue preferred stock with terms that could render more difficult or discourage a third-party attempt to obtain control of us, thereby protecting the continuity of our management. In addition, if we issue preferred stock, the issuance could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation.

Business Combinations. As a Delaware corporation, we are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the date the person becomes an interested stockholder, unless the business combination or the transaction in which the person becomes an interested stockholder is approved in a prescribed manner. Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to an interested stockholder. An interested stockholder includes a person who, together with affiliates and associates, owns, or did own within three years before the person was determined to be an interested stockholder, 15% or more of a corporation’s voting stock. The existence of this provision generally will have an anti-takeover effect for transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price of our common stock.

Vacancies on the Board of Directors. Our by-laws provide that any vacancy on the board of directors, however occurring, including a vacancy resulting from an enlargement of the board, may be filled only by the vote of a majority of the directors then in office. This limitation on the filling of vacancies could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of us.

Special Meeting of Stockholders. Our by-laws provide that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before the meeting.

PLAN OF DISTRIBUTION

Each selling stockholder and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on the OTC Bulletin Board or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. A selling stockholder may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the date of this prospectus;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise; or

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended, if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with NASD Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASD IM-2440.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of our common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge our common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be ‘‘underwriters’’ within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling stockholder has informed us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute our common stock.

We are required to pay certain fees and expenses incurred by us incident to the registration of the shares. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Because selling stockholders may be deemed to be ‘‘underwriters’’ within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. Each selling stockholder has advised us that they have not entered into any written or oral agreements, understandings or arrangements with any underwriter or broker-dealer regarding the sale of the resale shares. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling stockholders.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the selling stockholders without registration and without regard to any volume limitations by reason of Rule 144(e) under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to the prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of our common stock by the selling stockholders or any other person. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.

DISCLOSURE OF COMMISSION POSITION ON
INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our charter contains provisions to indemnify our directors and officers to the maximum extent permitted by Delaware law. We believe that indemnification under our charter covers at least negligence on the part of an indemnified person. Our charter permits us to advance expenses incurred by an indemnified person in connection with the defense of any action or proceeding arising out of the person’s status or service as our director, officer, employee or other agent upon an undertaking by the person to repay those advances if it is ultimately determined that the person is not entitled to indemnification.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

WHERE YOU CAN FIND MORE INFORMATION

We are a reporting company and file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. Copies of the reports, proxy statements and other information may be read and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of such documents by writing to the SEC and paying a fee for the copying cost. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site at (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

This prospectus is part of a registration statement on Form SB-2 that we filed with the SEC. Certain information in the registration statement has been omitted from this prospectus in accordance with the rules and regulations of the SEC. We have also filed exhibits and schedules with the registration statement that are excluded from this prospectus. For further information you may:

•	read a copy of the registration statement, including the exhibits and schedules, without charge at the SEC’s Public Reference Room; or

•	obtain a copy from the SEC upon payment of the fees prescribed by the SEC.

LEGAL MATTERS

The validity of the securities being offered by this prospectus have been passed upon for us by Foley Hoag LLP, Boston, Massachusetts.

EXPERTS

Stowe & Degon have audited our financial statements as of and for the years ended December 31, 2004 and 2003. The financial statements referred to above are included in this prospectus with reliance upon the independent registered public accounting firm’s opinion based on its expertise in accounting and auditing.

NOVELOS THERAPEUTICS, INC.
(A DEVELOPMENT STAGE COMPANY)

TABLE OF CONTENTS

Page
INDEPENDENT AUDITORS’ REPORT	F-1
FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2003, 2004, Cumulative Since Inception (June 21, 1996) through December 31, 2004 and as of September 30, 2005 (unaudited) and for the nine months ended September 30, 2004 and 2005 (unaudited):
Balance Sheets	F-2
Statements of Operations	F-3
Statements of Stockholders’ Equity (Deficiency)	F-4
Statements of Cash Flows	F-7
Notes to Financial Statements	F-9

INDEPENDENT AUDITORS’ REPORT

To the Stockholders and Board of Directors
Novelos Therapeutics, Inc.
Newton, Massachusetts

We have audited the accompanying balance sheets of Novelos Therapeutics, Inc. (a development stage company) as of December 31, 2003 and 2004, and the related statements of operations, stockholders’ deficiency and cash flows for the years then ended and for the period January 1, 2002 to December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Novelos Therapeutics, Inc. as of December 31, 2001 and for the period June 21, 1996 (date of inception) to December 31, 2001, were audited by other auditors whose report dated March 15, 2002, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Novelos Therapeutics, Inc. (a development stage company) as of December 31, 2003 and 2004 and the results of its operations, changes in stockholders’ deficiency and its cash flows for the years then ended and for the period June 21, 1996 (inception) to December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company is a development stage enterprise engaged in developing and testing proprietary immuno-modulating and cytoprotective drugs to treat cancer in combination with chemotherapy and infectious diseases. As discussed in Note 2 to the financial statements, the stockholders’ deficiency and the deficiency in working capital at December 31, 2004 raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans concerning these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Worcester, Massachusetts
February 9, 2005

NOVELOS THERAPEUTICS, INC.
(A Development Stage Company)

BALANCE SHEETS
DECEMBER 31, 2003, 2004 AND SEPTEMBER 30, 2005

	December 31,		September 30, 2005
	2003	2004
			(unaudited)
ASSETS
CURRENT ASSETS:
Cash and equivalents	$183,365	$10,356	$4,830,451
Restricted cash	—	—	195,726
Accounts receivable	12,684	12,584	—
Prepaid expenses and other current assets	4,412	79,631	631,920
Total current assets	200,461	102,571	5,658,097
FIXED ASSETS, net	2,538	—	21,660
DEPOSITS	6,000	6,000	9,656
TOTAL ASSETS	$208,999	$108,571	$5,689,413
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)
CURRENT LIABILITIES:
Accounts payable and accrued liabilities	$1,711,977	$2,026,171	$689,869
Accrued interest	223,092	397,612	5,700
Notes payable to stockholders	1,798,931	2,017,931	—
Current portion of long-term debt	2,832	1,840	—
Total current liabilities	3,736,832	4,443,554	695,569
DEPOSIT ON CONVERTIBLE PREFERRED STOCK, SERIES B	1,142	1,142	—
DEFERRED REVENUE	12,684	12,584	—
DEFERRED RENT	—	250	—
LONG-TERM DEBT	1,840	—	—
Total liabilities	3,752,498	4,457,530	695,569
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY (DEFICIENCY):
Convertible preferred stock, Series A	4,078,764	—	—
Convertible preferred stock, Series B	3,687,905	—	—
Series A 8% convertible preferred stock	—	—	—
Common stock	200	44	278
Additional paid-in capital	82,696	7,998,110	19,687,231
Deficit accumulated during development stage	(11,393,064)	(12,345,157)	(14,693,665)
Treasury stock (195,672 shares), at cost	—	(1,956)	—
Total stockholders' equity (deficiency)	(3,543,499)	(4,348,959)	4,993,844
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)	$208,999	$108,571	$5,689,413

See notes to financial statements.

NOVELOS THERAPEUTICS, INC.
(A Development Stage Company)

STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2003, 2004
AND CUMULATIVE SINCE INCEPTION (JUNE 21, 1996) TO DECEMBER 31, 2004
AND NINE MONTHS ENDED SEPTEMBER 30, 2004, 2005

	Year Ended December 31,		Cumulative Since Inception to December 31, 2004	Nine Months Ended September 30,
	2003	2004		2004	2005
				(unaudited)	(unaudited)
REVENUES:
Sales of samples	$10,816	$4,962	$64,472	$—	$12,584
Revenue earned under licensing agreements	9,921	—	157,155	—	—
Total revenue	20,737	4,962	221,627	—	12,584
COSTS AND EXPENSES:
Research and development (1)	207,913	261,768	3,901,031	223,588	813,716
General and administrative (2)	452,446	368,413	4,723,407	370,017	1,018,677
Total costs and expenses	660,359	630,181	8,624,438	593,605	1,832,393
OTHER INCOME (EXPENSE):
Consulting revenue	26,000	13,374	99,374	13,374	—
Interest income	231	95	27,271	95	9,693
Interest expense	(75,176)	(208,741)	(593,356)	(154,652)	(109,102)
HCA deferred revenue	225,198	—	225,198	—	—
Miscellaneous	30,729	5,206	35,935	3,708	4,297
Gain on forgiveness of debt	—	—	—	—	2,087,531
Restructuring expense	—	—	—	—	(2,521,118)
Loss on cancellation of Phytera license agreement	—	—	(1,133,353)	—	—
Loss on investment in Phytera	—	—	(1,000,000)	—	—
Total other expense	206,982	(190,066)	(2,338,931)	(137,475)	(528,699)
LOSS BEFORE EXTRAORDINARY LOSS	(432,640)	(815,285)	(10,741,742)	(731,080)	(2,348,508)
EXTRAORDINARY LOSS	—	—	(134,200)	—	—
NET LOSS	(432,640)	(815,285)	(10,875,942)	(731,080)	(2,348,508)
ACCRETION ON CONVERTIBLE PREFERRED STOCK, SERIES A	(278,162)	(69,541)	(1,010,416)	(69,541)	—
ACCRETION ON CONVERTIBLE PREFERRED STOCK SERIES B	(267,419)	(67,267)	(483,369)	(67,267)	—
NET LOSS ATTRIBUTABLE TO COMMON STOCKHOLDERS	$(978,221)	$(952,093)	$(12,369,727)	$(867,888)	$(2,348,508)
BASIC AND DILUTED NET LOSS ATTRIBUTABLE TO COMMON STOCKHOLDERS PER COMMON SHARE	$(48.91)	$(0.28)		$(0.28)	$(0.12)
SHARES USED IN COMPUTING BASIC AND DILUTED NET LOSS ATTRIBUTABLE TO COMMON STOCKHOLDERS PER COMMON SHARE	20,000	3,455,238		3,117,868	19,689,732

(1)	Includes noncash compensation of $289, $0, and $26,411 for the years ended December 31, 2003, 2004 and cumulative since inception (June 21, 1996), respectively, and $0 and $67,214 for the nine months ended September 30, 2004 and 2005, respectively.

(2)	Includes noncash compensation of $7,516, $7,868, and $87,571 for the years ended December 31, 2003, 2004 and cumulative since inception (June 21, 1996), respectively, and $5,901 and $100,972 for the nine months ended September 30, 2004 and 2005, respectively.

See notes to financial statements.

NOVELOS THERAPEUTICS, INC.
(A Development Stage Company)

STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)
YEARS ENDED DECEMBER 31, 2003, 2004
AND CUMULATIVE SINCE INCEPTION (JUNE 21, 1996) TO DECEMBER 31, 2004
AND NINE MONTHS ENDED SEPTEMBER 30, 2004, 2005

	Common Stock		Convertible Preferred Stock, Series A		Convertible Preferred Stock, Series B		Notes Receivable	Additional Paid-in Capital	Deficit Accumulated During Development Stage	Treasury Stock	Total Stockholders’ Equity (Deficiency)
	Shares	Amount	Shares	Amount	Shares	Amount
INCEPTION (JUNE 21, 1996)	—	$—	—	$—	—	$—	$—	$—	$—	$—	$—
Issuances of common stock	10,000	100	—	—	—	—	—	—	—	—	100
Stock dividend	10,000	100	—	—							100
Net loss	—	—	—	—	—	—	—	—	(47,673)	—	(47,673)
BALANCE, DECEMBER 31, 1996	20,000	200	—	—	—	—	—	—	(47,673)	—	(47,473)
Net loss	—	—	—	—	—	—	—	—	(279,905)	—	(279,905)
BALANCE, DECEMBER 31, 1997	20,000	200	—	—	—	—	—	—	(327,578)	—	(327,378)
Recapitalization	(240)	(2)	—	—	—	—	—	—	—	—	(2)
Issuances of common stock for obligation payment	240	2	—	—	—	—	—	1,198	—	—	1,200
Award of shares by principal stockholders to third parties for services	—	—	—	—	—	—	—	22,754	—	—	22,754
Net loss	—	—	—	—	—	—	—	—	(975,126)	—	(975,126)
BALANCE, DECEMBER 31, 1998	20,000	200	—	—	—	—	—	23,952	(1,302,704)	—	(1,278,552)
Net loss	—	—	—	—	—	—	—	—	(1,668,291)	—	(1,668,291)
BALANCE, DECEMBER 31, 1999	20,000	200	—	—	—	—	—	23,952	(2,970,995)	—	(2,946,843)
Issuances of convertible preferred stock, net of issuance costs of $57,619	—	—	2,783	3,297,889	—	—	—	—	—	—	3,297,889
Note receivable	—	—	—	—	—	—	(274,000)	—	—	—	(274,000)
Accretion on Series A	—	—	—	106,389	—	—	—	(24,570)	(81,819)	—	—
Stock-based compensation	—	—	—	—	—	—	—	618	—	—	618
Net loss	—	—	—	—	—	—	—	—	(2,029,261)	—	(2,029,261)
BALANCE, DECEMBER 31, 2000	20,000	200	2,783	3,404,278	—	—	(274,000)	—	(5,082,075)	—	(1,951,597)
Issuances of convertible preferred stock, net of issuance costs of $26,681	—	—	—	—	578	840,319	—	—	—	—	840,319
Note receivable	—	—	—	—	—	—	114,000	—	—	—	114,000
Accretion on Series A	—	—	—	278,162	—	—	—	—	(278,162)	—	—
Accretion on Series B	—	—	—	—	—	36,356	—	—	(36,356)	—	—
Stock-based compensation	—	—	—	—	—	—	—	69,775	—	—	69,775
Net loss	—	—	—	—	—	—	—	—	(2,321,240)	—	(2,321,240)
BALANCE, DECEMBER 31, 2001	20,000	$200	2,783	$3,682,440	578	$876,675	$(160,000)	$69,775	$(7,717,833)	$—	$(3,248,743)

NOVELOS THERAPEUTICS, INC.
(A Development Stage Company)

STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)
YEARS ENDED DECEMBER 31, 2003, 2004
AND CUMULATIVE SINCE INCEPTION (JUNE 21, 1996) TO DECEMBER 31, 2004
AND NINE MONTHS ENDED SEPTEMBER 30, 2004, 2005

	Common Stock		Series A Cumulative Convertible Preferred Stock		Convertible Preferred Stock, Series A		Convertible Preferred Stock, Series B		Notes Receivable	Additional Paid-in Capital	Deficit Accumulated During Development Stage	Treasury Stock	Total Stockholders’ Equity (Deficiency)
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
BALANCE, DECEMBER 31, 2001	20,000	$200	—	$—	2,783	$3,682,440	578	$876,675	$(160,000)	$69,775	$(7,717,833)	$—	$(3,248,743)
Issuances of convertible preferred stock, net of issuance costs of $3,016	—	—	—	—	—	—	1,598	2,393,984	—	—	—	—	2,393,984
Accretion on Series A	—	—	—	—	—	278,162	—	—	—	—	(278,162)	—	—
Accretion on Series B	—	—	—	—	—	—	—	112,327	—	—	(112,327)	—	—
Stock based compensation	—	—	—	—	—	—	—	—	—	5,116	—	—	5,116
Net loss	—	—	—	—	—	—	—	—	—	—	(2,306,521)	—	(2,306,521)
BALANCE DECEMBER 31, 2002	20,000	200	—	—	2,783	3,960,602	2,176	3,382,986	(160,000)	74,891	(10,414,843)	—	(3,156,164)
Issuances of convertible preferred stock, net of issuance costs of $-0-	—	—	—	—	—	—	25	37,500	—	—	—	—	37,500
Write off of notes receivable	—	—	—	—	—	(160,000)	—	—	160,000	—	—	—	—
Accretion on Series A	—	—	—	—	—	278,162	—	—	—	—	(278,162)	—	—
Accretion on Series B	—	—	—	—	—	—	—	267,419	—	—	(267,419)	—	—
Stock based compensation	—	—	—	—	—	—	—	—	—	7,805	—	—	7,805
Net loss	—	—	—	—	—	—	—	—	—	—	(432,640)	—	(432,640)
BALANCE DECEMBER 31, 2003	20,000	200	—	—	2,783	4,078,764	2,201	3,687,905	—	82,696	(11,393,064)	—	(3,543,499)
Recapitalization	4,014,782	(160)	—	—	(2,783)	(4,148,305)	(2,201)	(3,755,172)	—	7,903,637	—	—	—
Accretion on Series A	—	—	—	—	—	69,541	—	—	—	—	(69,541)	—	—
Accretion on Series B	—	—	—	—	—	—	—	67,267	—	—	(67,267)	—	—
Shares issued in consideration of cancellation of escrow agreement	391,344	4	—	—	—	—	—	—	—	3,909	—	—	3,913
Stock based compensation	—	—	—	—	—	—	—	—	—	7,868	—	—	7,868

	Common Stock		Series A Cumulative Convertible Preferred Stock		Convertible Preferred Stock, Series A		Convertible Preferred Stock, Series B		Notes Receivable	Additional Paid-in Capital	Deficit Accumulated During Development Stage	Treasury Stock	Total Stockholders’ Equity (Deficiency)
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Treasury stock acquired (195,672 shares)	—	—	—	—	—	—	—	—	—	—	—	(1,956)	(1,956)
Net loss	—	—	—	—	—	—	—	—	—	—	(815,285)	—	(815,285)
BALANCE DECEMBER 31, 2004	4,426,126	44	—	—	—	—	—	—	—	7,998,110	(12,345,157)	(1,956)	(4,348,959)
Issuance of common stock for financing commitment	10,500,000	105	—	—	—	—	—	—	—	—	—		105
Issuance of common stock upon conversion of convertible debt	1,760,000	18	—	—	—	—	—	—	—	1,099,982	—	—	1,100,000
Issuance of common stock in restructuring of unsecured debt	586,352	6	—	—	—	—	—	—	—	732,935	—	—	732,941
Issuance of common stock in restructuring of royalty arrangement	2,016,894	20	—	—	—	—	—	—	—	2,521,098	—	—	2,521,118
Issuance of common stock in merger	4,500,000	45	—	—	—	—	—	—	—	(45)	—	—	—
Retirement of treasury stock in merger	(195,672)	(2)	—	—	—	—	—	—	—	(1,954)	—	1,956	—
Issuance of common stock in private placement, net of issuance costs of $787,217	4,000,000	40	—	—	—	—	—	—	—	4,212,743	—	—	4,212,783
Issuance of common stock for placement agent services	125,000	1	—	—	—	—	—	—	—	156,249	—	—	156,250
Issuance of common stock for services	100,000	1	—	—	—	—	—	—	—	215,999	—	—	216,000
Compensation expense associated with options issued to non-employees	—	—	—	—	—	—	—	—	—	72,114	—	—	72,114
Issuance of cumulative convertible preferred stock, net of issuance costs of $320,000	—	—	3,000	—	—	—	—	—	—	2,680,000	—	—	2,680,000
Net loss	—	—	—	—	—	—	—	—	—	—	(2,348,508)	—	(2,348,508)
BALANCE SEPTEMBER 30, 2005 (UNAUDITED)	27,818,700	$278	3,000	$—	—	$—	—	$—	$—	$19,687,231	$(14,693,665)	$—	$4,993,844

See notes to financial statements.

NOVELOS THERAPEUTICS, INC.
(A Development Stage Company)

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2003, 2004
AND CUMULATIVE SINCE INCEPTION (JUNE 21, 1996) TO DECEMBER 31, 2004
AND NINE MONTHS ENDED SEPTEMBER 30, 2004, 2005

	Year Ended December 31,		Cumulative Since Inception (June 21, 1996) to December 31,	Nine Months Ended September 30,
	2003	2004	2004	2004	2005
				(unaudited)	(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(432,640)	$(815,285)	$(10,875,942)	$(731,080)	$(2,348,508)
Adjustments to reconcile net loss to cash used for operating activities:
Depreciation and amortization	6,037	2,538	33,814	2,448	1,303
Amortization of debt discount	—	—	55,146	—	—
Stock-based compensation	7,805	7,868	113,982	5,901	168,186
Gain on forgiveness of debt	—	—	—	—	(2,087,531)
Gain on disposal of leasehold improvements	(27,029)	—	(27,029)	—	—
Loss on cancellation of license agreement	—	—	1,133,353	—	—
Loss on cancellation of escrow agreement	—	1,957	1,957	1,957	—
Common stock issued for restructuring expense	—	—	—	—	2,521,118
Loss on investment in Phytera	—	—	1,000,000	—	—
Extraordinary loss on equity issued	—	—	134,200	—	—
Noncash compensation and consulting expense	—	—	827,731	—	—
Increase (decrease) in cash from:
Accounts receivable	10,816	100	(12,584)	—	12,584
Prepaid expenses and other current assets	(1,658)	(75,219)	(79,631)	(2,758)	(50,556)
Deposits	12,169	—	(6,000)	—	—
Accounts payable and accrued expenses	(92,342)	314,194	2,330,435	327,580	(40,325)
Accrued interest	59,685	174,520	397,612	120,512	51,451
Deferred revenue	(245,934)	(100)	(119,769)	—	(12,584)
Deferred rent	(4,945)	250	33,366	500	250
Cash used in operating activities	(708,036)	(389,177)	(5,059,359)	(274,940)	(1,784,612)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	—	—	(26,840)	—	(22,963)
Increase in restricted cash	—	—	—	—	(195,726)
Deposits	—	—	—	—	(4,798)
Cash used in investing activities	—	—	(26,840)	—	(223,487)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of common stock, net	—	—	200	—	3,819,034
Proceeds from issuance of Series A 8% cumulative convertible preferred stock, net	—	—	—	—	2,680,000
Proceeds from issuance of convertible preferred stock, Series A, net	—	—	782,631	—	—
Proceeds from issuance of convertible preferred stock, Series B, net	37,500	—	1,061,642	—	—
Proceeds from deposit on convertible preferred stock, Series B	1,142	—	210,303	—	—
Payments of long-term debt	(2,469)	(2,832)	(11,221)	(2,088)	(1,840)
Proceeds from issuance of promissory notes	900,000	219,000	3,303,000	100,000	850,000
Payment of promissory notes	(50,000)	—	(250,000)	—	(519,000)
Cash provided by financing activities	886,173	216,168	5,096,555	97,912	6,828,194
INCREASE (DECREASE) IN CASH AND EQUIVALENTS	178,137	(173,009)	10,356	(177,028)	4,820,095
CASH AND EQUIVALENTS, BEGINNING OF YEAR	5,228	183,365	—	183,365	10,356
CASH AND EQUIVALENTS, END OF YEAR	$183,365	$10,356	$10,356	$6,337	$4,830,451

NOVELOS THERAPEUTICS, INC.
(A Development Stage Company)

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2003, 2004
AND CUMULATIVE SINCE INCEPTION (JUNE 21, 1996) TO DECEMBER 31, 2004
AND NINE MONTHS ENDED SEPTEMBER 30, 2004, 2005

	Year Ended December 31,		Cumulative Since Inception (June 21, 1996) to December 31, 2004	Nine Months Ended September 30,
	2003	2004		2004	2005
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION				(unaudited)	(unaudited)
Cash paid during the year for interest	$12,000	$33,750	$45,750	$33,750	$57,461
SUPPLEMENTAL DISCLOSURES OF NON-CASH ACTIVITIES
Common stock issued for services	$—	$—	$52,800	$—	$156,250
Common stock issued for accrued services	$—	$—	$—	$—	$216,000
Common stock issued on conversion of promissory notes	$—	$—	$—	$—	$1,727,000
Common stock issued in exchange for accounts payable	$—	$—	$—	$—	$544,221
Common stock issued for accrued interest	$—	$—	$—	$—	$100,000
Accounts payable forgiven	$—	$—	$—	$—	$773,599
Accrued compensation forgiven	$—	$—	$—	$—	$360,357
Accrued interest forgiven	$—	$—	$—	$—	$343,363
Accrued liability for amounts included in prepaid expenses	$—	$—	$—	$—	$372,450
Promissory note issued in exchange for accounts payable	$—	$—	$181,854	$—	$—
Equipment acquired under capital lease	$—	$—	$13,061	$—	$—
Redeemable convertible preferred stock, Series A, issued in exchange for notes payable and accrued interest	$—	$—	$2,097,548	$—	$—
Redeemable convertible preferred stock, Series A, issued in exchange for accrued compensation and accrued consulting	$—	$—	$126,000	$—	$—
Redeemable convertible preferred stock, Series A, issued in exchange for accounts payable	$—	$—	$17,710	$—	$—
Redeemable convertible preferred stock, Series B, issued in exchange for deposit on series B	$—	$—	$197,161	$—	$—
Notes payable issued in exchange for accrued compensation	$—	$—	$678,931	$—	$—
Notes receivable issued for convertible preferred stock, Series A	$—	$—	$274,000	$—	$—
Offset of notes payable against notes receivable	$—	$—	$114,000	$—	$—
Deferred revenue from receipt of Phytera preferred stock	$—	$—	$1,000,000	$—	$—
Deferred revenue reversed upon cancellation of license agreement	$—	$—	$867,467	$—	$—
Redeemable convertible preferred stock, Series B, issued in exchange for cancellation of license agreement	$—	$—	$2,001,000	$—	$—
Deferred rent reversed upon early termination of lease	$33,116	$—	$33,116	$—	$—

See notes to financial statements.

NOVELOS THERAPEUTICS, INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003, 2004 AND THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2004 and 2005 (UNAUDITED)

1.	NATURE OF BUSINESS

Novelos Therapeutics, Inc. (‘‘Novelos’’) was incorporated on June 21, 1996 (inception) as AVAM International, Inc. (‘‘AVAM’’). On October 6, 1998, Novelos Therapeutics, Inc., a newly incorporated entity, merged into AVAM, and the name of AVAM was changed to Novelos Therapeutics, Inc. Simultaneously, Novelos executed a reverse stock split of .9880-to-1. Novelos has exclusive intellectual property and marketing rights to a drug development platform technology, worldwide, excluding Russia and the Commonwealth of Independent States. It has obtained ownership rights of all patents on the technology that have been granted in the Company’s territory. Novelos focuses on therapeutics for the treatment of various cancers and infectious diseases. Activities to date have consisted primarily of research and development. Accordingly, Novelos is reported as a development-stage enterprise.

2.	BASIS OF PRESENTATION

The accompanying unaudited financial statements of Novelos Therapeutics, Inc. (‘‘Novelos’’ or on or after June 13, 2005, the ‘‘Company’’) have been prepared in accordance with accounting principles generally accepted in the United States (‘‘GAAP’’) for interim financial information and with the instructions to Form 10-QSB and Item 310 of Regulation S-B. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for the fair presentation of the results for the interim periods have been included. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Interim results are not necessarily indicative of results to be expected for the entire fiscal year ending December 31, 2005.

The 2004 financial statements were prepared on a going-concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The opinion of the independent registered public accounting firm issued in connection with the audit of Novelos’ financial statements for the year ended December 31, 2004 contained a qualification as to Novelos’ ability to continue as a going concern. As discussed further in the ‘‘Liquidity and Capital Resources’’ section of ‘‘Management’s Discussion and Analysis or Plan of Operation’’, Novelos has raised both debt and equity financing since January 1, 2005. At September 30, 2005, the Company had stockholders’ equity of approximately $5.0 million and unrestricted cash and equivalents of approximately $4.8 million.

The Company’s continuation as a going concern is dependent upon its ability to continue business development, obtain United States Food and Drug Administration (‘‘FDA’’) approval to market its products, create sales, meet its obligations, raise additional capital financing and, ultimately, attain profitable operations. Management is continuing its efforts to obtain additional funds through registered or private placement offerings and possible collaborative arrangements so that the Company can continue to meet its obligations and sustain operations.

Restricted cash represents cash placed in escrow as contractually required under an employment agreement with an officer.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the financial statements, at December 31, 2004, Novelos had a stockholders’ deficiency of $4,348,959 and its current liabilities exceeded its current assets by $4,340,983. These factors give rise to substantial doubt about Novelos’s ability to continue as a going concern.

Novelos is subject to a number of risks similar to those of other companies in an early stage of development. Principal among these risks are dependence on key individuals, competition from substitute products and larger companies, the successful development and marketing of its products, and the need to obtain additional financing necessary to fund future operations.

Novelos’s continuation as a going concern is dependent upon its ability to continue business development, obtain United States Food and Drug Administration approval to market its products, create sales, meet its obligations, raise additional capital financing and, ultimately, attain profitable operations. Management is continuing its efforts to obtain additional funds so that Novelos can meet its obligations and sustain operations through private placement offerings, potential collaborative agreements, bank financing, and operations.

Use of Estimates —  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications — Certain reclassifications have been made to the 2003 amounts to conform to the 2004 presentation.

Cash Equivalents — Novelos considers all short-term investments purchased with original maturities of three months or less to be cash equivalents.

Property and Equipment — Property and equipment are stated at cost. Depreciation on property and equipment is provided using the straight-line method over the estimated useful lives of the assets, which range from three to five years. Leasehold improvements are depreciated over the lesser of the estimated useful lives of the assets or the remaining lease term.

Investment in Phytera — At December 31, 2004, Novelos held 330,033 shares of Phytera, Inc. (‘‘Phytera’’) Series F preferred stock. This investment initially was recorded at its estimated fair market value upon receipt, in the amount of $1,000,000 ($3.03 per share) (see Note 7). As there is no ready market for this security at this time, Novelos has considered other pertinent information, including recent transactions, operating results, and financial condition to determine if an impairment exists. Novelos determined that the fair market value of the investment was $82,500 ($0.25 per share) at December 31, 2001. The impairment of the fair market value of the investment was considered other than temporary and, accordingly, Novelos wrote down the investment to reflect the estimated fair market value at December 31, 2001 and recorded a loss on the investment of $917,500 at that time. During 2002 Novelos determined the fair market value of the investment was $0 and that the further impairment was less than temporary. As a result Novelos recorded a loss on investment of $82,500 during 2002.

Revenue Recognition — Revenue from sales of samples is recognized when persuasive evidence of an arrangement exists, the price is fixed and determinable, delivery has occurred, and there is reasonable assurance of collection.

Research under collaborative research and development agreements will be recognized as research is performed under the terms of the agreements, when there is an obligation to pay, and when no future performance obligations exist. Consideration received in advance, whether cash, equity securities or other instruments, is initially recorded as deferred revenue and recognized when earned. Revenue earned upon the attainment of research or product development milestones will be recognized over the terms of the related agreements, once all contingencies are eliminated, after taking into consideration the cost to date and the estimated total cost of the research activities.

Revenue earned under licensing agreements consisted of two nonrefundable, up-front license fees related to a marketing and development agreement and the collaboration agreement with Phytera. The license fees had been deferred and were being amortized into revenue over 21 years for the marketing and development agreement and 17 years for the license agreement with Phytera, which represented the estimated lives of the related agreements. The marketing and development agreement was terminated in November 2003 by the other party to the agreement. As of the termination date neither party had any further obligations under the agreement. Therefore, effective on the termination date Novelos recognized the unamortized portion of deferred revenue related to this agreement, as other income.

In November of 2002 Novelos and Phytera agreed to terminate their license agreement. Novelos agreed to pay Phytera $2,001,000 through the issuance of Novelos Series B preferred stock. On the termination date Novelos had on its balance sheet unamortized deferred revenue in the amount of $867,647. As a result of the termination Novelos recorded a loss of $2,001,000 less the unamortized deferred income of $867,647 in other expense during 2002.

Research and Development — Research and development costs are expensed as incurred.

Income Taxes — Novelos accounts for income taxes under the provisions of Statement of Financial Accounting Standards (‘‘SFAS’’) No. 109, Accounting for Income Taxes. SFAS No. 109 requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. The provision for income taxes in the statements of operations is the actual computed tax obligation or receivable for the period, plus or minus the change during the period in deferred income tax assets and liabilities.

Stock-Based Compensation — Novelos accounts for stock option awards granted to directors and employees (collectively, employees) under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25). For the years ended December 31, 2003, 2004 stock-based employee compensation cost of $289 and $0, respectively, is reflected in net loss for all options granted to employees under the plan which have been granted at exercise prices below the fair value of the underlying stock. For the nine months ended September 30, 2004 and 2005, respectively, there was no stock-based employee compensation cost for options granted to employees under the plan as none have been granted at exercise prices below the fair market value of the underlying stock. For those options granted at exercise prices equal to or greater than the fair market value of the underlying stock on the date of the grant, Novelos applies the disclosure only provision of SFAS No. 123, Accounting for Stock-based Compensation (SFAS 123), and SFAS No. 148, Accounting for Stock-based Compensation — Transition and Disclosure (SFAS 148). The following table illustrates the effect on net income (loss) and earnings (loss) per share if Novelos had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation. Common stock options granted have been valued using the Black-Scholes option pricing model prescribed by SFAS 123.

For purposes of pro forma disclosures, the estimated fair value of the stock options was amortized over the stock options’ vesting periods. Had compensation expense for Novelos’s stock-based compensation plans been determined based on the fair market value on the grant dates for awards under those plans consistent with the method of SFAS 123, Novelos’s net loss attributed to common stockholders and net loss per share attributed to common stockholders would have been as follows:

	Year Ended December 31,		Nine Months Ended September 30,
	2003	2004	2004	2005
			(unaudited)	(unaudited)
Net loss attributed to common stockholders as reported	$(978,221)	$(952,093)	$(867,888)	$(2,348,508)
Stock-based employee compensation expense determined under fair-value-based method	3,300	3,200	(3,954)	(50,244)
Pro forma net loss attributed to common stockholders	$(974,921)	$(948,893)	$(871,842)	$(2,398,752)
Basic and diluted net loss attributed to common stockholders per share:
As reported	$(48.91)	$(0.28)	$(0.28)	$(0.12)
Pro forma	$(48.75)	$(0.27)	$(0.28)	$(0.12)

Stock or other equity-based compensation for non-employees is accounted for under the fair-value method as required by SFAS 123 and Emerging Issues Task Force (‘‘EITF’’) No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction With Selling, Goods or Services. Under this method, the equity-based instrument is valued at either the fair value of the consideration received or the equity instrument issued on the date of vesting. The resulting compensation cost is recognized and charged to operations over the service period. The measurement date is generally the issuance date for employees and the vesting date for consultants. The resulting non-cash expense is being recorded in the statements of operations over the vesting period of the stock option.

As described in Note 6, the preferred shares issued in exchange for notes receivable are accounted for under variable accounting in accordance with APB Opinion No. 25. Total non-cash compensation expense charged to operations was $67,905 in 2001 and cumulative since inception (June 21, 1996).

Comprehensive Income (Loss) — Novelos had no components of comprehensive income other than net loss in all of the periods presented.

Concentration of Credit Risk — Novelos maintains deposits in financial institutions, which occasionally exceed federally insured limits. Senior management continually reviews the financial stability of this institution.

Impairment of Long-Lived Assets — At each balance sheet date, Novelos assesses whether there has been an impairment in the value of long-lived assets by determining whether projected undiscounted cash flows generated by the applicable asset exceed its net book value as of the assessment date. As described in ‘‘Investment in Phytera,’’ in 2002 Novelos adjusted the carrying value of that investment. There were no other impairments of the Novelos’s assets at the end of each period presented.

Recently Adopted Accounting Pronouncement — In February 2003, the Financial Accounting Standards Board (FASB) issued SFAS No. 150 Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) beginning May 31, 2003. Novelos adopted this statement, as required, and such adoption had no effect on Novelos’s financial position or results of operations.

In July 2001, the FASB issued SFAS No. 141, ‘‘Business Combinations,’’ and SFAS No. 142, ‘‘Goodwill and Other Intangible Assets.’’ SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 and that the use of the pooling-of-interest method is no longer allowed. Novelos adopted this statement, as required, and such adoption had no effect on Novelos’s financial position or results of operations. SFAS No. 142 requires that upon adoption, amortization of goodwill will cease and instead, the carrying value of goodwill will be evaluated for impairment on an annual basis. Identifiable intangible assets will continue to be amortized over their useful lives and reviewed for impairment. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. On January 1, 2002, Novelos adopted this statement, as required, and such adoption had no effect on Novelos’s financial position or results of operations.

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This statement supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, in its entirety, and APB Opinion No. 30, Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, only for segments to be disposed of. SFAS No. 144 establishes a single accounting model, based on the framework established in SFAS No. 121, for long-lived assets to be disposed of by sale, and resolves implementation issues related to SFAS No. 121. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. On January 1, 2002, Novelos adopted this statement, and such adoption had no effect on Novelos’s financial position or results of operations.

New Accounting Pronouncements — In December 2004, the FASB issued SFAS No.123 (revised 2004), Share-Based Payment (SFAS 123R) which will be effective for the year ending December 31, 2006. SFAS 123R will result in the recognition of substantial compensation expense relating to our employee stock option plans. Novelos currently uses the intrinsic value method to measure compensation expense for stock-based awards to its employees. Under this standard, Novelos generally does not recognize any compensation related to stock option grants Novelos issues under its stock option plans. Under the new rules, Novelos will be required to adopt a fair-value-based method for measuring the compensation expense related to employee stock awards; this will lead to additional compensation expense and therefore will have a adverse effect on Novelos’s reported results of operations. The paragraph entitled Stock Based Compensation above provides the pro forma net income and earnings per share as if Novelos had used a fair-value-based method similar to the methods required under SFAS 123R to measure the compensation expense for employee stock awards during fiscal 2003 and 2003 and for the nine month periods ending September 30, 2004 and 2005.

4.	MERGER AND RESTRUCTURING (UNAUDITED)

On May 26, 2005, Nove Acquisition, Inc., a wholly-owned subsidiary of Common Horizons, Inc., a Nevada corporation (‘‘Common Horizons’’), merged with and into Novelos such that Novelos was the surviving corporation and became a wholly-owned subsidiary of Common Horizons. All outstanding shares of common stock of Novelos were converted into an equal number of shares of common stock of Common Horizons. In addition, each option and warrant to acquire shares of common stock of Novelos was converted into the right to acquire an equal number of shares of common stock of Common Horizons at the exercise price stated in the original option or warrant. All treasury stock (195,672 shares) was retired.

On May 26, 2005, indebtedness of Novelos in the amount of $3,139,185 was exchanged for 586,352 shares of common stock of Novelos with an aggregate deemed value of $732,940 and cash in the amount of $318,714, which resulted in forgiveness of debt income of $2,087,531. Also on May 26, 2005, holders of convertible notes of Novelos in the principal amount of $1,100,000 converted their notes into 1,760,000 shares of common stock of Novelos at a price of $0.625 per share. In addition, Novelos amended an arrangement for future royalty payments to a related party (see Note 17), which resulted in the issuance of 2,016,894 shares of its common stock with an aggregate deemed value of $2,521,118. These amounts have been reflected in Novelos’ Statements of Operations as ‘‘Gain on forgiveness of debt’’ and ‘‘Restructuring expense.’’

On May 27, 2005, Common Horizons sold 87 units, each unit consisting of 20,000 shares of common stock and warrants expiring on August 9, 2008 to purchase 10,000 shares of common stock at a purchase price of $2.25 per share (a ‘‘Unit’’), in a private placement transaction to accredited investors. Common Horizons received $1,725,000 in cash as a result of such sale of Units. Holders of convertible debt of Common Horizons in the amount of $450,000 converted the debt into 18 of the 87 Units. In connection with the closing, Common Horizons paid commissions and finders fees consisting of $217,500 in cash and warrants expiring August 9, 2010 to purchase 152,000 shares of common stock of Common Horizons at a price of $2.00 per share.

On May 27, 2005, there were approximately 25,458,700 shares of common stock of Common Horizons issued and outstanding and options and warrants to purchase up to 3,966,651 shares of common stock of Common Horizons issued and outstanding.

On June 13, 2005, Common Horizons merged with and into its wholly-owned subsidiary, Novelos. Each stockholder of Common Horizons received one share of common stock, par value $0.00001 per share, of Novelos for each share of common stock, par value $0.001 per share, of Common Horizons. In addition, each option and warrant to acquire shares of common stock of Common Horizons was converted into the right to acquire an equal number of shares of common stock of Novelos at the exercise price stated in the original option or warrant.

On June 29, 2005, the Company completed a second closing of its private placement of Units. The Company sold 33 Units for aggregate gross proceeds of $825,000. The Company issued to the accredited investors an aggregate of 660,000 shares of its common stock and warrants to purchase an aggregate of 330,000 shares of its common stock. In connection with this second closing, the Company paid commissions and finders fees consisting of $80,500 and warrants expiring August 9, 2010 to purchase 64,000 shares of common stock of the Company at an exercise price of $2.00 per share.

On July 29, 2005, the Company completed a third closing of its private placement of Units. The Company sold 46 Units, which resulted in aggregate gross proceeds to the Company of $1,150,000. The Company issued to the accredited investors an aggregate of 920,000 shares of its common stock and warrants to purchase an aggregate of 460,000 shares of its common stock. In connection with this closing, the Company paid commissions and finders fees consisting of $105,000 and warrants expiring August 9, 2010 to purchase 82,000 shares of common stock of the Company at a price of $2.00 per share.

On August 9, 2005, the Company completed a fourth closing of its private placement of Units. The Company sold 34 Units, receiving $750,000 in cash as a result of such sale, and converting accrued interest of $100,000 into Units. The Company issued to the accredited investors an aggregate of 680,000 shares of its common stock and warrants to purchase an aggregate of 340,000 shares of its common stock. In connection with this closing, the Company paid finders fees consisting of $58,000 and warrants expiring August 9, 2010 to purchase 42,000 shares of common stock of the Company at a price of $2.00 per share.

On August 9, 2005, the Company repaid the stockholder notes described in Note 8 in the principal amount of $500,000 with proceeds from the private placement of Units.

In connection with the private placement of Units, vFinance Investments, Inc. and Mercer Capital, Ltd. have acted as placement agents, on a best efforts basis. The placement agent agreement provides that the placement agents receive 8% of the gross proceeds of the units sold by or through the efforts of the placement agents, a nonaccountable expense allowance of 2% of the gross proceeds of all units sold in the offering, and reimbursement for additional expenses of up to $40,000 to cover their due diligence investigation of the Company and their legal fees and expenses. In addition, the placement agents are entitled to warrants to purchase shares of common stock of the Company equal to 10% of the total number of shares of common stock of the Company sold by or through the efforts of the placement agents. These warrants have an exercise price of $2.00 per share and expire on August 9, 2010. The placement agents also received 125,000 shares of common stock of Common Horizons upon the initial sale of Units. The Company also paid similar fees (cash and warrants) to finders who introduced the Company to certain investors.

The Company is obligated to file a registration statement covering the shares of common stock and common stock issuable in the private placement within 60 days (October 8, 2005) and to cause the registration statement to be declared effective within 180 days (February 5, 2006) following the last closing date of such sale of Units. The Company is obligated to pay the investors an amount equal to two percent (2%) of the purchase price of the Units purchased by them for each 30-day period following such date that the registration statement has not been filed or declared effective, as the case may be. The Company has not as yet filed the required registration statement and has recorded an accrued liability of $200,000 as of September 30, 2005 for such payments. If the Company fails to pay any partial liquidated damages in full within seven days after the date payable, the Company will pay interest thereon at a rate of 15% per annum. The Company anticipates filing the required registration statement by mid-November 2005.

The sale of the Series A preferred stock and warrants described in Note 11, resulted in an anti-dilution adjustment to the exercise price of the outstanding warrants described above. Such adjustment reduced the exercise price of such warrants from $2.00 and $2.25 to $1.65 per share of common stock.

5.	FIXED ASSETS

Fixed assets consisted of the following at December 31:

	2003	2004
Office equipment	$26,364	$26,364
Leashold improvements	—	—
Total fixed assets	26,364	26,364
Less accumulated depreciation and amortization	(23,826)	(26,364)
Fixed assets, net	$2,538	$—

Included in fixed assets is equipment under capital lease with a cost of $13,061. Accumulated depreciation on such equipment was $11,102, $13,061 at December 31, 2003 and 2004, respectively.

6.	STOCKHOLDERS’ EQUITY

Common Stock — On March 26, 2004, in accordance with the consent of Novelos’s stockholders, Novelos effected a 71.3064 for 1 stock split in the form of a stock dividend of 70.3064 shares for stockholders of record on that date. In addition each outstanding share of Series A preferred stock was converted into 473.33 shares of Common stock and each outstanding share of Series B preferred stock was converted into 586.7233 shares of common stock. All shares of Series A and Series B preferred stock, and accrued dividends thereon, were cancelled upon exchange for Common shares. Concurrent with the stock dividend and conversion of Series A and Series B preferred stock the par value of Novelos’s common stock was changed from $.01 to $.00001.

Convertible Preferred Stock —  On March 26, 2004 all outstanding shares of Series A, par value $.01, and Series B, par value $.01, preferred stock were converted into Common stock as described above. During 2000, Novelos issued 2,783 shares of Series A Convertible Preferred Stock (‘‘Series A’’) at a price of $1,206.27 per share for total proceeds of $3,357,049, less issuance costs of $59,160, comprised of cash $841,791, forgiveness of accounts payable, accrued liabilities and notes payable totaling $2,241,258 and a note receivable of $274,000. Of these shares, 504 were issued for cash of $590,250 and forgiveness of $17,710 of accounts payable from a private investor; 1,741 shares were issued in exchange for forgiveness of $2,097,548 of notes payable and accrued interest; 331 shares were issued to a stockholder of Novelos for $250,000 in cash, $100,000 of notes receivable and forgiveness of $50,000 of accrued consulting expense; and the remaining 207 shares were issued to the officers of Novelos for $174,000 of notes receivable and forgiveness of $76,000 of accrued compensation.

The shares issued in exchange for notes receivable have been accounted for in accordance with EITF No. 95-16, Accounting for Stock Compensation Agreements with Employer Loan Features under APB Opinion No. 25, which states that the measurement date of the related shares is not known until the notes are settled because of the option to prepay the notes prior to their terms. As such, the change in fair market value of the shares is recorded in the statement of operations each period. The fair market value of the Series A was $1,500 and $1,206 at December 31, 2001 and 2000, respectively. Non-cash compensation expense of $67,905 was recorded in the statement of operations for the year ended December 31, 2001 and cumulative since inception (June 21, 1996), respectively, relating to the increase in the stock’s value.

During the year ended December 31, 2003 Novelos forgave the portion of the noted receivable, which remained unpaid in the amount of $160,000.

During 2001, Novelos issued 578 shares of Series B Convertible Preferred Stock (‘‘Series B’’) at a price of $1,500 per share for total cash proceeds of $867,000 less issuance costs of $26,681. All rights and privileges of the Series B are pari passu with those of Series A. At December 31, 2000, Novelos had received a deposit of $197,161 for 134 of these shares, which was recorded as a liability, net of $2,839 of legal expenses.

During 2002 Novelos issued 1,598 shares of Series B at a price of $1,500 for total proceeds of $2,397,000 less issuance costs of $3,016. Of these shares, 264 were issued for cash of $396,000 and 1,334 were issued in exchange for cancellation of the collaboration agreement with Phytera.

During 2003 Novelos issued 25 shares of Series B at a price of $1,500 for total cash proceeds of $37,500. At December 31, 2003 Novelos had received a deposit of $1,142 toward the future purchase of Series B stock.

The rights and privileges of the Series A and Series B preferred stock are listed below:

Conversion — The preferred stock was convertible into common stock at the rate of one share of common stock for each share of preferred stock, adjustable for certain dilutive events. Conversion was at the option of the preferred stockholder but was mandatory upon the closing of an IPO of Novelos’s common stock at a per-share price of at least $5.00, with gross proceeds to Novelos of at least $30,000,000.

Voting Rights — The holders of preferred stock were entitled to vote on all matters and were entitled to the number of votes equal to the number of shares of common stock into which the preferred stock is convertible.

Dividends — The holders of preferred stock were entitled to receive cash dividends at an annual rate of $96.50 and $120 for Series A and Series B, respectively. Dividends were cumulative from the date of issuance and payable on the earliest of liquidation, redemption, or declaration by the Board of Directors. The preferred shareholders were entitled to receive, prior to any dividend or other distribution to holders of common stock, dividends declared, plus all accrued and unpaid dividends.

Liquidation Preference — The holders of the preferred stock had preference in the event of any voluntary or involuntary liquidation, dissolution or winding-up of Novelos. The holders of Series A were entitled to a preference of $1,206.27 per share plus any accrued but unpaid dividends. The holders of Series B were entitled to a preference of $1,500 per share plus any accrued but unpaid dividends.

Redemption — Preferred stock was to be redeemable at the option of the holder at any time on or after August 4, 2006. The redemption price per share was to be equal to $1,206.27 for Series A and $1,500 for Series B, plus all accrued and unpaid dividends.

Accretion — The Series A accumulated accretion totaled $1,010,416 and the Series B accumulated accretion totaled $483,369 prior to conversion into Common stock on March 26, 2004. Accretion was provided for accrued dividends and issuance costs.

During 2004 Novelos issued stock options to directors and consultants outside of any formalized plan. These options, of which none had been exercised at December 31, 2004, are exercisable within a ten-year period from the date of the grant, and vest at various intervals with all options being fully vested within three years of the grant date. The options are not transferable except by will or domestic relations order. The option price per share is not less than the fair market value of the shares on the date of the grant. These options all have an exercise price of $.01 and the weighted average remaining contractual life of these options is 9.75 years at December 31, 2004.

Stock option activity for officers, directors and consultants outside of any formalized plan for the three-year period ended December 31, 2004 is as follows:

	Number of Options	Weighted- Average Exercise Price	Weighted- Average Fair Value
Balance, January 1, 2004	—	$—
Options granted	1,286,000	0.01	$0.003
Options forfeited	(407,222)	0.01
Balance December 31, 2004	878,778	$0.01
Exercisable at December 31, 2004	399,333	$0.01

Total non-cash compensation expense related to the above-mentioned option grants was $323 for the year ended December 31, 2004. Options granted to consultants outside of any formalized plan, which are fully vested and exercisable, total 83,778 at December 31, 2004.

Stock Option Plan — Novelos’s incentive stock option plan (the ‘‘Plan’’), established in August 2000, provides for grants of options to purchase up to 73,873 post split shares of common stock. Grants may be in the form of incentive stock options or nonqualified options. The Board of Directors determines exercise prices and vesting periods on the date of grant. Options generally vest annually over three years and expire on the tenth anniversary of the grant date. No options were exercised or cancelled during 2003 or 2004.

Stock option activity for the 2000 Stock Option Plan for the two-year period ended December 31, 2004 is as follows:

	Number of Options	Exercise Prices Range	Average Exercise Price	Average Fair Value	Average Remaining Life
Balance January 1, 2003	26,811	$1.70 - $7.01	$6.81
Options granted	2,781	$0.70	7.01	$0.50
Options granted	44,281	$7.01	0.70	$0.25
Balance December 31, 2003	73,873	$.70 - $7.01	$3.16
Balance December 31, 2004	73,873	$.70 - $7.01	$3.16		8 Years
Exercisable at December 31, 2003	10,261		$6.52
Exercisable at December 31, 2004	34,900		$4.13

Included in options granted for the year ended December 31, 2003 are options granted to consultants to purchase 47,062 shares of Novelos’s common stock. The options provide for 33.3% vesting each year. The related compensation expense is estimated based on fair value pursuant to SFAS No. 123 and EITF 96-18 until the final measurement date, which is the earlier of performance completion or vesting. Accordingly, the total amount of compensation expense to be recognized for stock options granted to consultants will increase or decrease over the vesting/performance period based on changes in the fair value of such stock options. The fair value of such option grants was $.25 - $.50 per common share during 2003.

Total non-cash compensation expense related to the above-mentioned option grants, as well as options granted to an employee in 2000 at less than fair market value, was $7,805 and $7,545 for the years ended December 31, 2003 and 2004, respectively. Options granted to consultants from the 2000 plan, which are fully vested and exercisable, total 20,755 at December 31, 2004.

The fair value of the options on their grant date was measured using the Black-Scholes option-pricing model. The key assumptions used to apply this option pricing model were a risk-free interest rate of approximately 3.92% and 4.40% for 2003 and 3.95% and 4.81% for 2004, a 10-year expected life of option grants, a 0% expected dividend payment rate, and 0% assumed volatility. The option-pricing model used was designed to value readily tradable stock options with relatively short lives. However, management believes that the assumptions used to value the options and the model applied yield a reasonable estimate of the fair value of the grants made under the circumstances.

Reserved Shares — At December 31, 2004, 73,873 shares of common stock were reserved for issuance upon exercise of options granted under the 2000 plan and 1,500,000 shares of common stock were reserved for issuance upon exercise of options granted outside of any formal plan.

7.	STOCKHOLDERS’ EQUITY (UNAUDITED)

On September 30, 2005, the Company sold a share of its Series A 8% cumulative convertible preferred stock, par value $0.00001 per share, and warrants to purchase 303 shares of its common stock for a purchase price of $1,000. The warrants expire in five years and have an exercise price of $2.00 per share. The Company sold an aggregate of 3,000 shares of Series A preferred stock and warrants to purchase an aggregate of 909,090 shares of common stock to three institutional investors, one of which was a previous investor in the Company and the remaining two being related to that investor, for aggregate net proceeds of $2,680,000.

The Series A preferred stock has a dividend rate of 8% per annum, payable quarterly, which rate increases to 20% per annum on the second anniversary of the issuance. Such dividends may be paid in cash or in shares of Series A preferred stock. Each share of Series A preferred stock is initially convertible into 606 shares of common stock.

The Company has agreed to file a registration statement with the SEC to register 175% of the shares of common stock issuable upon conversion of the Series A preferred stock and 100% of the common stock issuable upon exercise of the warrants within 30 days of the date of issuance of the Series A preferred stock and cause it to become effective within 120 days of the date of such issuance. The Company is obligated to pay such investors two percent (2%) in cash of the purchase price of any Series A preferred stock not yet converted and the purchase price of shares issued upon conversion of the Series A preferred stock for each month or portion of a month during which the Company is delinquent with respect to these registration obligations. The Company has obtained a waiver of this requirement provided that the required registration statement is filed on or before November 16, 2005. If the registration statement is not filed by that date, the Company will be obligated to pay such investors two and one-half percent (2.5%) in cash of the purchase price of any Series A preferred stock not yet converted and the purchase price of shares issued upon conversion of the Series A preferred stock up and until December 1, 2005.

The Series A preferred stock is not redeemable at the option of the holder. However, the Company may redeem the Series A preferred stock for $1,200 per share plus any accrued but unpaid dividends upon 30 days’ prior written notice if a registration statement has been filed with the SEC and declared effective by the SEC covering the shares of common stock of the Company issuable upon conversion of the Series A preferred stock and exercise of the warrants.

In connection with the sale of the Series A preferred stock and warrants, a stockholder, Margie Chassman, provided a financial enhancement to the investors in the form of an escrow of 2,000,000 shares of her common stock, to be drawn upon by the investors if their investment in the equity securities of the Company fail to provide a specified yield. The Company paid $150,000 to Ms. Chassman and her designee, for providing such financial enhancement.

The Company anticipates that its aggregate fees and expenses in connection with the sale of the Series A preferred stock and warrants will be approximately $320,000 (including the $150,000 fee payable to the stockholders).

The sale of the Series A preferred stock and warrants led to an anti-dilution adjustment to the exercise price of the outstanding warrants of the Company. The exercise price per share was reduced from $2.00 and $2.25 to $1.65 per share.

8.	INCOME TAXES

Novelos’s deferred tax assets consisted of the following at December 31:

	2003	2004
Net operating loss carryforwards	$2,051,000	$2,068,000
Depreciation and amortization	8,000	8,000
License fee	99,000	99,000
Accrued compensation	179,000	360,000
Accrued interest	112,000	320,000
Tax credits	269,000	380,000
Capital loss carryforward	380,000	380,000
Gross deferred tax asset	3,098,000	3,615,000
Valuation allowance	(3,098,000)	(3,615,000)
Net deferred tax asset	$—	$—

Because of Novelos’s limited operating history, management has provided a 100% reserve against Novelos’s net deferred tax assets for all periods. Management provided a valuation allowance because it determined that it was more likely than not that the net operating loss carryforwards would not be utilized in the future. The valuation allowance amounted to $2,509,000 at December 31, 2001. As of December 31, 2004, Novelos had net operating loss carryforwards of approximately $5,380,000, which begin to expire in 2011 for federal purposes. Novelos’s research and development credits are available to offset future federal income tax, subject to limitations for alternative minimum tax. The research and development credit carryforwards begin to expire in 2011.

The deferred tax asset for license fee relates to the portion of the license fees received in prior years subject to tax for income tax purposes but deferred for financial statement purposes. The capital loss carryforward relates to the loss recorded in the current and prior years for Novelos’s investment in Phytera.

Under the provisions of the Internal Revenue Code, certain substantial changes in Novelos’s ownership may have limited, or may limit in the future, the amount of net operating loss carryforwards which could be utilized annually to offset future taxable income and income tax liabilities. The amount of any limitation is determined based on Novelos’s value and long-term tax-exempt rate on the date of an ownership change.

9.	NOTES PAYABLE TO STOCKHOLDERS

Since 1996, Novelos has relied on private investors to fund its operations. Periodically, these investors have advanced monies to Novelos in return for notes payable.

Novelos had unsecured demand notes of $817,931, $798,931 and $948,931 at December 31, 2004, 2003 and 2002, respectively. These notes bear interest at 6%. At December 31, 2004, 2003 and 2002, these notes included $521,931 of converted accrued compensation owed to officers and $100,000 of converted accrued consulting expense owed to a stockholder of Novelos.

Novelos had a secured note of $100,000 at December 31, 2004. This note bears interest at 6% and is repayable upon the successful completion of a proposed ‘‘recapitalization’’ which raises at least $3 million.

On May 25, 2004 Novelos obtained a bridge loan in the amount of $100,000 from a stockholder. This loan bears interest at 15% and becomes due and payable on May 25, 2005.

On November 25 2003 Novelos obtained $1,000,000, from certain stockholders, in new secured debt financing through the issuance of ‘‘bridge loans,’’ bearing interest at 15% and maturing on May 25, 2005. Novelos received cash proceeds of $900,000 and converted an existing $100,000 secured demand note payable as a result of issuing this new debt. The principal amount of the notes may be converted to common stock at $1.00 per share, at the note holder’s option. If the market value of the stock falls below $2.00 per share the conversion price is adjusted downward to a price equal to one half of the market value of the stock, with a minimum conversion price of $.38 per common share.

10.	NOTES PAYABLE TO STOCKHOLDERS (UNAUDITED)

In January 2005, Novelos received $400,000 from the same individual from whom Novelos had received $100,000 at December 31, 2004, as described above, in exchange for a demand secured note payable. The note bore interest at 6% per annum and was repayable following the closing of one or more equity financings that resulted in aggregate gross proceeds of at least $5,000,000 to the Company. In exchange for both of these loans and the individual’s commitment to provide additional financing of up to $500,000 through August 2005, this individual received in January 2005, 10,000,000 shares of common stock of Novelos. These loans allowed Novelos to sustain its operations until permanent equity, as described in Note 4, was obtained. The Company closed equity financings by means of the private placements described in Note 4, which resulted in $5,000,000 in aggregate gross proceeds to the Company. The Company repaid these notes on August 9, 2005 with proceeds from these equity financings.

11.	COMPREHENSIVE INCOME (LOSS)

Novelos had no components of comprehensive income (loss) other than net loss in all of the periods presented.

12.	NET LOSS PER SHARE (UNAUDITED)

Basic net loss per share is computed by dividing net loss attributable to common stockholders by the weighted average number of shares of common stock outstanding during the period. Diluted net loss per share is computed by dividing net loss attributable to common stockholders by the weighted average number of shares of common stock and the dilutive potential common stock equivalents then outstanding. Potential common stock equivalents consist of stock options and warrants. Since the Company has a net loss for all periods presented, the inclusion of stock options and warrants in the computation is antidilutive. Accordingly, basic and diluted net loss per share is the same.

For the years ended December 31, 2003 and 2004, options to purchase 73,873 and 952,651 shares of common stock, respectively, were not included in the computation of diluted net loss per share since their inclusion would be antidilutive. At December 31, 2003 and 2004 there were no outstanding warrants to purchase shares of common stock. For the nine months ended September 30, 2004 and 2005, options to purchase 952,651 and 2,627,651 shares of common stock, respectively, and warrants to purchase 0 and 4,768,402 shares of common stock, respectively, were not included in the computation of diluted net loss per share since their inclusion would be antidilutive.

13.	NEW ACCOUNTING PRONOUNCEMENT

In December 2004, the Financial Accounting Standards Board issued SFAS No.123 (revised 2004), Share-Based Payment, (‘‘SFAS 123R’’), which will be effective for the year ending December 31, 2006. SFAS 123R will result in the recognition of substantial compensation expense relating to the Company’s employee stock option plans. The Company currently uses the intrinsic value method to measure compensation expense for stock-based awards to its employees. Under this standard, the Company generally does not recognize any compensation expense related to stock option grants the Company issues to employees under its stock option plans. Under the new rules, the Company will be required to adopt a fair-value-based method for measuring the compensation expense related to employee stock awards; this will lead to additional compensation expense and therefore will have an adverse effect on the Company's reported results of operations. Note 3 above provides the pro forma net income (loss) and earnings (loss) per share as if the Company had used a fair-value-based method similar to the methods required under SFAS 123R to measure the compensation expense for employee stock awards during the years ended December 31, 2003 and 2004 and the nine-month periods ended September 30, 2004 and 2005, respectively.

14.	COMMITMENTS

Lease Commitment — In November 2003 Novelos moved its office and began renting its new office space under a sublease agreement with a third party. As of December 31, 2004 Novelos was a tenant-at-will under this agreement. Monthly rent under this agreement was $3,000. Prior to moving in 2003 and for all of 2002, Novelos leased its office space under a sublease agreement, as the lessee, with a related party. An officer of Novelos owns common shares in, and is a member of the Board of Directors of, the lessor. Rent expense was $100,292, $36,100 and $536,254 in 2003, 2004 and cumulative since inception (June 21, 1996), respectively. As of December 31, 2003 and 2004, amounts payable to this related party totaled $76,272 and $76,272, respectively.

During 1999, Novelos also entered into a capital lease agreement for office equipment. The lease calls for payments through July 2005, including interest. Future minimum lease obligations at December 31, 2004 are as follows:

Capital Lease
2005	$1,924
Less amounts representing interest	84
Present value of lease obligation	1,840
Less current portion	1,840
Long-term portion	$—

15.	COMMITMENTS (UNAUDITED)

On May 11, 2005, Novelos entered into a one-year lease for office space, commencing September 1, 2005, at an annual rent of $58,000. Novelos was previously a tenant-at-will under a prior sublease agreement with a third party.

In connection with the restructuring of Novelos’ debt described in Note 2, on May 6, 2005, Novelos agreed to reimburse a vendor, after the expiration of the 18-month holding period and the sale of its 50,000 shares of common stock of Novelos, the difference, if any, between the amount realized upon the sale of these shares and $79,000.

16.	RELATED-PARTY TRANSACTIONS AND COMMITMENTS

During 2001, Novelos entered into a non-cancelable agreement with a related party in which the related party will perform research and development activities for Novelos, beginning February 2002, in exchange for fixed payments of $59,950 in 2002 and $5,450 in 2003. The agreement terminated in February 2003.

Novelos has engaged a stockholder of Novelos to perform research and development. During 2003, 2004 and cumulative since inception (June 21, 1996), expenses were incurred in the amounts of $9,244, $39,340 and $1,998,227, respectively. As of December 31, 2003 and 2004, $1,185,321 and $1,185,321, respectively, were payable to the stockholder and are included in accounts payable.

Novelos has engaged another stockholder of Novelos to perform consulting services. Cumulative since inception (June 21, 1996), expenses were incurred in the amounts of $95,095. As of December 31, 2004 no amounts were payable to the stockholder.

Novelos is obligated to ZAO Bam, a related party, under a royalty and technology transfer agreement. One of Novelos’s directors is the majority shareholder of ZAO Bam. Pursuant to the royalty and technology transfer agreement between Novelos and ZAO Bam, Novelos is required to make royalty payments of 1.2% of net sales of oxidized glutathione-based products. Novelos is also required to pay ZAO Bam $2 million for each new oxidized glutathione-based drug within eighteen months following FDA approval of such drug.

Novelos has also agreed to pay ZAO Bam 12% of all license revenues, as defined, in excess of Novelos’s expenditures associated therewith, including but not limited to, preclinical and clinical studies, testing, FDA and other regulatory agency submission and approval costs, general and administrative costs, and patent expenses, provided however that such payment be no less than 3% of all license revenues.

Novelos was also obligated to pay another related party (Oxford Group, Ltd.) an amount not to exceed $20 million, limited to 10% of Novelos’s earnings before interest and taxes (the ‘‘EBIT payment’’). These obligations resulted from the assignment of the exclusive intellectual property and marketing rights to a drug development platform technology, worldwide, excluding Russia and the Commonwealth of Independent States. See Note 17 regarding the restructuring of this arrangement. The royalty and EBIT payments will be recorded as royalty expense when incurred. The payment for any new technologies will be accounted for as purchased technology and either capitalized or expensed at the time of payment, depending on the stage of completion of the related products.

17.	RELATED-PARTY TRANSACTIONS AND COMMITMENTS (UNAUDITED)

Pursuant to an agreement that became effective on May 26, 2005, the Company revised its arrangement with Oxford Group, Ltd. and is required to pay Oxford Group, Ltd. a royalty in the amount of 0.8% of the Company’s net sales of oxidized glutathione-based products. One of the Company’s directors is president of Oxford Group, Ltd. As described in Note 4, the Company revised the arrangement for future royalty payments, which resulted in the issuance of 2,016,894 shares of common stock, including 907,602 shares to each of two directors of the Company, with an aggregate deemed value of $2,521,118.

The obligations of ZAO Bam and Oxford Group resulted from their assignment of the exclusive intellectual property and marketing rights to a drug development platform technology, worldwide, excluding Russia and the Commonwealth of Independent States. The royalty payments will be recorded as royalty expense when the obligations are incurred.

See Notes 7 and 10 in regard to transactions with certain stockholders.

18.	SUBSEQUENT EVENTS

During January 2005 Novelos received $400,000 from a stockholder in exchange for a secured note payable to this stockholder. The note bears interest at 6% and is repayable upon the successful completion of a proposed ‘‘recapitalization’’ which raises at least $3 million. This loan is in addition to a secured loan of $100,000 received from this stockholder in December 2004 (Note 9). In exchange for these loans and this stockholder’s commitment to provide additional financing of up to $500,000 through August of 2005, this stockholder is to receive approximately 10 million shares of Novelos’s common stock representing ownership of fifty percent of the post recapitalization outstanding stock of the Company.

19.	SUBSEQUENT EVENTS (UNAUDITED)

On October 3, 2005, the Company completed a second closing of its sale of Series A preferred stock and common stock purchase warrants. The Company sold an aggregate of 200 shares of its

Series A preferred stock and 60,606 common stock purchase warrants pursuant to the same terms and conditions as described in Note 7 for net proceeds of $184,000.

In connection with the sale of the Series A preferred stock and warrants, Ms. Chassman provided a financial enhancement to the investors in the form of an escrow of 133,000 shares of her common stock, to be drawn upon by the investors if their investment in the equity securities of the Company fail to provide a specified yield. The Company paid $16,000 to Ms. Chassman and her designee, for providing such financial enhancement.

The Company is obligated to file a registration statement covering the shares of common stock and common stock issuable in the private placement within 60 days (October 8, 2005) and to cause the registration statement to be declared effective within 180 days (February 5, 2006) following the last closing date of such sale of Units. The Company is obligated to pay the investors an amount equal to two percent (2%) of the purchase price of the Units purchased by them for each 30-day period following such date that the registration statement has not been filed or declared effective, as the case may be. The Company has not as yet filed the required registration statement and has recorded an accrued liability of $200,000 as of September 30, 2005 for such payments. If the Company fails to pay any partial liquidated damages in full within seven days after the date payable, the Company will pay interest thereon at a rate of 15% per annum. The Company anticipates filing the required registration statement by mid-November 2005.